SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2013

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Interim Consolidated Report as of June 30, 2013

Press Release dated August 13, 2013

Press Release dated August 29, 2013

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: August 31, 2013

Contents

Contents

Mission

We are a major integrated energy company, committed to growth in the activities, of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

BOARD OF DIRECTORS [1]

Chairman
Giuseppe Recchi [2]

Chief Executive Officer and General Manager
Paolo Scaroni [3]

Directors
Carlo Cesare Gatto, Alessandro Lorenzi, Paolo Marchioni, Roberto Petri, Alessandro Profumo, Mario Resca, Francesco Taranto

BOARD OF STATUTORY AUDITORS [1]

Chairman
Ugo Marinelli

Statutory Auditors
Roberto Ferranti, Paolo Fumagalli, Renato Righetti, Giorgio Silva

Alternate Auditors
Francesco Bilotti, Maurizio Lauri

MAGISTRATE OF THE COURT OF AUDITORS DELEGATED TO THE FINANCIAL CONTROL OF ENI SpA
Raffaele Squitieri [4]

Alternate
Amedeo Federici [5]

External Auditors [6]
Reconta Ernst & Young

Information on powers retained by the Board of Directors, powers conferred to the Chairman and the Chief Executive Officer, as well as the composition and powers of the Board Committees (Internal Control Committee, Compensation Committee, Nomination Committe and Oil-Gas Energy Committee) are presented in the section Corporate Governance, available on Eni's website at the following address: http://www.eni.com/en_IT/governance/corporate-governance.shtml.

(1) Appointed by the Shareholders' Meeting of May 5, 2011 for a term of three financial years. The Board's mandate will therefore expire with the Shareholders' Meeting to be convened for the approval of the financial statements for the year ending December 31, 2013.
(2) Appointed by the Shareholders' Meeting of May 5, 2011.
(3) Powers conferred by the Board of Directors on May 6, 2011.
(4) Duties conferred by the Governing Council of the Court of Auditors on October 28, 2009.
(5) Duties conferred by the Governing Council of the Court of Auditors on December 3-4, 2008.
(6) Appointed by the Shareholders' Meeting held on April 29, 2010 for the 2010-2018 period.

July 31, 2013

Contents

Blank page

4 8 15 19 22 24 26 26 43 46 51 68 69 71 78 85 128 133 134

4 Highlights

Interim Consolidated Report

Operating Review
8 Exploration & Production
15 Gas & Power
19 Refining & Marketing
22 Versalis
24 Engineering & Construction

Financial review and other information
26 Financial review
26 Profit and loss account
43 Summarized Group Balance Sheet
46 Summarized Group Cash Flow Statement
51 Risk factors and uncertainties
68 Outlook
69 Other information
71 Glossary

Condensed consolidated interim financial statements

78 Financial statements
85 Notes to the condensed consolidated interim financial statements
128 List of Eni's subsidiaries

133 Management's certification
134 Report of Independent Auditors

Disclaimer

This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, buy-back, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management's ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

"Eni" means the parent company Eni SpA and its consolidated subsidiaries.

Contents

Eni Interim Consolidated Report / Highlights

Results > In the first half of 2013, adjusted net profit amounted to euro 1.96 billion decreasing by 46%1 or by 35.9% net of losses incurred by the Engineering & Construction segment, due to a lower operating performance (down 43%1 or down 33.3% excluding Saipem losses) reflecting declining Brent prices and ongoing difficult conditions in mid and downstream sectors.

Net cash generated by operating activities of euro 4.75 billion and cash from disposals of euro 2.47 billion were used to fund financing requirements associated with capital expenditure (euro 5.93 billion), mainly focused on the development of hydrocarbon reserves and dividend payments of euro 2.17 billion. Net borrowings as of June 30, 2013 increased by euro 0.98 billion from December 31, 2012 to euro 16.49 billion.

Ratio of net borrowings to shareholders’ equity including minority interest – leverage – was 0.27 at June 30, 2013.

Interim dividend > In light of the financial results achieved for the first half of 2013 and management’s expectations for full-year results, the interim dividend proposal to the Board of Directors on September 19, 2013, will amount to euro 0.55 per share (euro 0.54 per share in 2012). The interim dividend is payable on September 26, 2013, with September 23, 2013 being the ex dividend date.

Divestment of an interest in Eni East Africa > In July 2013, Eni and China National Petroleum Corporation (CNPC) closed the sale of 28.57% share capital of the subsidiary Eni East Africa, which currently owns a 70% interest in Area 4 offshore Mozambique, for an agreed price equal to $4,210 million, integrated for contractual balances provided until the date of closing. CNPC indirectly acquires, through its 28.57% equity investment in Eni East Africa, a 20% interest in Area 4, while Eni will retain a 50% interest through the remaining stake in Eni East Africa. CNPC’s entrance into Area 4 is a strategic improvement for the project because of the standing of the company in the upstream and downstream sectors worldwide.

Liquids and gas production > In the first half of 2013, liquid and gas production was 1.624 million boe/d, representing a decrease of 2.7% due to force majeure events in Nigeria, particularly significant, and in Libya, and by the disposals made in 2012, while it was partially helped by the restart of the Elgin-Franklin field in the UK, which was offline in 2012. When excluding these impacts, production was unchanged for the first half of 2013, driven by new field start-up sand continuing production ramp-ups, partly offset by planned facility downtimes and mature fields decline.

Start-ups > In line with production plans the following projects have been started up: MLE-CAFC (Eni’s interest 75%) and El Merk (Eni’s interest 12.25%) in Algeria, liquefaction plant Angola LNG (13.6%), the offshore Abo- Phase 3 project in Nigeria, giant heavy oil field Junin 5 (Eni’ s interest 40%) in Venezuela, and Skuld (Eni’s interest 11.5%) in Norway.

Exploration successes > Main exploration results occurred in Mozambique, Egypt, Angola, Congo, Ghana and Pakistan adding 950 million boe of fresh resources to the Company’s resource base, with unit exploration cost of 1.1 $/boe.

Natural gas sales > First half sales of gas were 49.26 bcm, decreasing by 3% from the first half of 2012. Excluding the divestment of Galp, sales decreased by 0.7% driven by poor demand in the wake of

__________________________

(1) Calculated excluding Snam’s contribution to Group results. This is the result of Snam transactions with Eni included in the continuing operations results of the first half 2012 according to IFRS 5. Adjusted operating profit and adjusted net profit are not provided by IFRS.

Contents

Eni Interim Consolidated Report / Highlights

the downturn and strong competitive pressure. Sales in Italy held well (up 1.9%) in spite of a weak power generation segment.

Safety > In the first half of 2013 the injury frequency rates relating to employees and contractors progressed in their positive trends when compared to the first half of 2012 (down 38.6% for contractors and down 46.7 for employees) as well as to the full year 2012. The Company prosecuted in the communication and training program "Eni in safety" aimed at reducing the injury frequency related to behavioral factors, the first injury cause. The first half of 2013 saw also the continuation of the "zero fatalities" project with the objective to deal incisively with the critical issue of fatalities.

Snam divestment > On May 9, 2013, Eni divested to institutional investors 395,253,345 shares equal to 11.69% of the share capital of Snam SpA, for a total consideration of euro 1,458.5 million. Following the placement Eni has completed the divestment of its interest in Snam with the residual interest of 8.54% in Snam underlying the euro 1,250 million convertible bond due on January 2016.

Galp divestment > On May 31, 2013, Eni divested to institutional investors 55,452,341 ordinary shares, corresponding to approximately 6.7% of the share capital of Galp Energia SGPS SA for a total consideration of euro 677.6 million. As of June 30, 2013, Eni retains a 16.34% interest in Galp, of which 8% underlying the approximately euro 1,028 million exchangeable bond due on November 2015 and 8.34% subject to certain pre-emption rights or options exercisable by Amorim Energia.

Business developments > The North Caspian Operating Co Consortium (Eni share 16.81%) that operates the development of the Kashagan field is currently focused on completing the Experimental Program. In June 2013, the onshore treatment plant in Bolashak came on line; in July operational testing activities started at offshore production facilities. Production start-up is expected in the next weeks. Security remains the priority of the Consortium throughout the whole process to achieve first oil.

In June 2013, Eni and Rosneft completed a strategic cooperation agreement for operating offshore exploration activities off the Russian section of the Barents Sea (Fedynsky and Central Barents licenses) where seismic surveys have been started, and the Russian section of the Black Sea (Western Cernomorsky license).

In June 2013, following an international licensing round Eni was awarded the operatorship with an ownership interest of 40% in the PL 717, PL 712 and PL 716 licenses and the ownership interest of 30% in the PL 714 exploration license in the Norwegian section of the Barents Sea.

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Eni Interim Consolidated Report / Highlights

Financial highlights *
i	i	i	First half
2012	(euro million)	2012	2013
127,220	Net sales from operations - continuing operations		63,203	59,276
15,071	Operating profit - continuing operations		9,340	5,293
19,798	Adjusted operating profit - continuing operations (a)		10,458	5,660
7,790	Net profit (b)		3,844	1,818
4,200	Net profit - continuing operations (b)		3,700	1,818
3,590	Net profit - discontinued operations (b)		144
7,130	Adjusted net profit - continuing operations (a)		3,833	1,961

12,356	Net cash provided by operating activities - continuing operations		8,340	4,752
12,761	Capital expenditure - continuing operations		5,647	5,931
139,878	Total assets at period end		150,675	137,585
62,558	Shareholders' equity including non-controlling interest at period end		63,514	61,845
15,511	Net borrowings at period end		26,909	16,492
78,069	Net capital employed at period end		90,423	78,337

18,34	Share price at period end	(euro)	16,78	15,78
3,622.8	Number of shares outstanding at period end	(million)	3,622.7	3,622.8

* Pertaining to continuing operations. Following the divestment plan of the Regulated Businesses in Italy, results of Snam are represented as discontinued operations throughout this Interim Consolidated Report.
(a) For a detailed explanation of adjusted (net and operating) profits, that exclude inventory holding gain/loss and special items, see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".
(b) Profit attributable to Eni's shareholders.

Summary financial data **
i	i	i	First half
2012	2012	2013
	Net profit - continuing operations
1.16	- per share (a)	(euro)	1.02	0.50
2.98	- per ADR (a) (b)	(USD)	2.64	1.31
	Adjusted net profit - continuing operations
1.97	- per share (a)	(euro)	1.06	0.54
5.06	- per ADR (a) (b)	(USD)	2.75	1.42

10.1	Return On Average Capital Employed (ROACE) adjusted		n. d.	7.0
13.6	Return On Average Equity		6.2	3.1
0.25	Leverage		0.42	0.27
11.9	Coverage		14.6	8.8
1.4	Current ratio		1.2	1.4
79.8	Debt coverage		31.3	28.8

** See "Glossary" for indicators explanation.
(a) Fully diluted. Ratio of net profit and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.
(b) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

Contents

Eni Interim Consolidated Report / Highlights

Operating and sustainability data
i	i	i	First half
2012	2012	2013
77,838	Employees at period end	(number)	73,844	81,084
12,860	of which - women		12,559	13,283
51,194	of which - outside Italy		46,814	54,509
18.9	Female managers	(%)	18.7	19.0
0.57	Employees injury frequency rate	(No. of accidents per million hours worked)	0.62	0.38
0.45	Contractors injury frequency rate		0.55	0.29
1.10	Fatality index		0.93	0.95
3,856	Oil spills due to operations in the environment	(barrels)	668	1,123
52.49	GHG emission	(mmtonnes CO2 eq)	26.32	24.06
211	R&D expenditures (a)	(euro million)	82	88
	Exploration & Production
1,701	Production of hydrocarbons	(kboe/d)	1,669	1,624
882	- Liquids	(kbbl/d)	861	832
4,501	- Natural gas	(mmcf/d)	4,437	4,350
598.7	Production sold	(mmboe)	293.8	276.1
	Gas & Power
95.32	Worldwide gas sales (b)	(bcm)	50.76	49.26
34.78	- in Italy		18.67	19.03
60.54	- outside Italy		32.09	30.23
	Refining & Marketing
30.01	Refinery throughputs on own account	(mmtonnes)	14.27	13.76
10.87	Retail sales of petroleum products in Europe		5.27	4.82
2,064	Average throughput of service stations in Europe	(kliters)	1,079	1,003
	Versalis
6,090	Production	(ktonnes)	3,114	3,025
3,953	Sales of petrochemical products		2,170	1,988
66.7	Average utilization rare	(%)	66.0	68.0
	Engineering & Construction
13,391	Orders acquired	(euro million)	6,303	7,151
19,739	Order backlog at period end		20,323	21,704

(a) Net of general and administrative costs.
(b) Includes Exploration & Production natural gas sales amounting to 1.34 bcm (1.30 and 2.73 bcm in the first half of 2012 and in the year 2012, respectively).

Contents

Eni Interim Consolidated Report / Operating review

Exploration & Production

Key performance indicators
i	i	i	First half
2012	2012	2013
0.28	Employees injury frequency rate	(No. of accidents per million of worked hours)	0.31	0.06
0.36	Contractors injury frequency rate		0.43	0.33
0.81	Fatality index	(No. of fatalities per 100 million of worked hours)	0.80	-

35,881	Net sales from operations (a)	(euro million)	17,896	15,618
18,470	Operating profit		9,552	7,436
18,537	Adjusted operating profit		9,334	7,408
7,426	Adjusted net profit		3,708	3,111
10,307	Capital expenditure		4,455	4,893

	Average realizations (b)
102.58	- Liquids	($/bbl)	106.53	97.60
7.12	- Natural gas	($/mcf)	7.15	7.27
73.39	- Hydrocarbons	($/boe)	75.10	70.33

	Production of hydrocarbons (b)
882	- Liquids	(kbbl/d)	861	832
4,501	- Natural gas	(mmcf/d)	4,437	4,350
1,701	- Hydrocarbons	(kboe/d)	1,669	1,624

11,304	Employees at period end	(units)	10,729	11,904
7,371	of which: outside Italy		6,919	7,901
3,093	Oil spills due to operations in the environment	(bbl)	614	972
8,384	Oil spills from sabotage and terrorism		5,458	1,128
28.46	Direct GHG emissions	(mmtonnes CO2 eq)	13.96	13.34
9.46	of which: from flaring		4.88	5.01

(a) Before elimination of intragroup sales.
(b) Includes Eni’s share of equity-accounted entities.

Mineral right portfolio and exploration activities
As of June 30, 2013, Eni’s mineral right portfolio consisted of 1,045 exclusive or shared rights for exploration and development in 42 countries on five continents for a total acreage of 286,465 square kilometers net to Eni of which developed acreage was 40,240 square kilometers and undeveloped acreage was 246,225 square kilometers.
In the first half of 2013, changes in total net acreage mainly derived from: (i) new leases in the Republic of Cyprus, Norway, Russia and Vietnam for a total acreage of approximately 43,000 square kilometers; and (ii) total relinquishment of leases mainly in Angola, Egypt, the United States and Timor Leste, covering approximately 5,000 square kilometers.
In the first half of 2013, a total of 28 new exploratory wells were drilled (15 of which represented Eni’s share), as compared to 33 exploratory wells drilled in the first half of 2012 (19 of which represented Eni’s share).

Contents

Eni Interim Consolidated Report / Operating review

Oil and natural gas interests
December 31, 2012	June 30, 2013

Total net acreage (a)	Number of interests	Gross developed acreage (a) (b)	Gross undeveloped acreage (a)	Total gross acreage (a)	Net developed acreage (a) (b)	Net undeveloped acreage (a)	Total net acreage (a)

EUROPE	27,423	293	17,007	42,055	59,062	11,087	27,166	38,253
Italy	17,556	149	10,663	10,766	21,429	8,948	8,293	17,241
Rest of Europe	9,867	144	6,344	31,289	37,633	2,139	18,873	21,012
Cyprus		3		12,523	12,523		10,018	10,018
Croatia	987	2	1,975		1,975	987		987
Norway	2,676	58	2,264	9,347	11,611	346	3,453	3,799
Poland	1,968	3		1,968	1,968		1,968	1,968
United Kingdom	914	63	2,055	531	2,586	776	119	895
Ukraine	1,941	12	50	3,840	3,890	30	1,911	1,941
Other Countries	1,381	3		3,080	3,080		1,404	1,404
AFRICA	142,796	280	63,945	184,769	248,714	19,835	119,031	138,866
North Africa	21,390	117	31,859	16,341	48,200	14,020	6,982	21,002
Algeria	1,232	42	2,582	966	3,548	1,050	137	1,187
Egypt	4,590	54	4,866	6,687	11,553	1,746	2,501	4,247
Libya	13,294	10	17,947	8,688	26,635	8,950	4,344	13,294
Tunisia	2,274	11	6,464		6,464	2,274		2,274
Sub-Saharan Africa	121,406	163	32,086	168,428	200,514	5,815	112,049	117,864
Angola	6,079	72	4,803	16,826	21,629	636	3,835	4,471
Congo	5,035	27	1,835	7,681	9,516	1,017	4,008	5,025
Democratic Republic of Congo	263	1		478	478		263	263
Gabon	7,615	6		7,615	7,615		7,615	7,615
Ghana	1,885	2		5,144	5,144		1,885	1,885
Kenya	35,724	3		35,724	35,724		35,724	35,724
Liberia	2,036	3		8,145	8,145		2,036	2,036
Mozambique	9,069	1		10,207	10,207		7,145	7,145
Nigeria	7,646	41	25,448	10,838	36,286	4,162	3,484	7,646
Togo	6,192	2		6,192	6,192		6,192	6,192
Other Countries	39,862	5		59,578	59,578		39,862	39,862
ASIA	58,042	78	16,608	182,873	199,481	5,581	81,748	87,329
Kazakhstan	869	6	324	4,609	4,933	95	774	869
Rest of Asia	57,173	72	16,284	178,264	194,548	5,486	80,974	86,460
China	10,495	11	200	10,456	10,656	39	10,456	10,495
India	6,208	11	206	16,546	16,752	109	6,099	6,208
Indonesia	19,734	13	1,735	28,490	30,225	656	19,188	19,844
Iran	820	4	1,456		1,456	820		820
Iraq	352	1	1,074		1,074	352		352
Pakistan	10,533	19	7,911	20,210	28,121	2,281	8,055	10,336
Russia	1,469	7	3,502	64,086	67,588	1,029	21,301	22,330
Timor Leste	4,118	1		2,310	2,310		1,848	1,848
Turkmenistan	200	1	200		200	200		200
Vietnam		3		21,566	21,566		10,783	10,783
Other Countries	3,244	1		14,600	14,600		3,244	3,244
AMERICA	9,075	381	4,478	13,668	18,146	3,028	5,636	8,664
Ecuador	1,985	1	1,985		1,985	1,985		1,985
Trinidad & Tobago	66	1	382		382	66		66
United States	4,632	365	1,733	5,694	7,427	879	3,342	4,221
Venezuela	1,066	6	378	2,427	2,805	98	968	1,066
Other Countries	1,326	8		5,547	5,547		1,326	1,326
AUSTRALIA AND OCEANIA	13,834	13	1,140	21,774	22,914	709	12,644	13,353
Australia	13,796	13	1,140	21,774	22,914	709	12,644	13,353
Other Countries	38
Total	251,170	1,045	103,178	445,139	548,317	40,240	246,225	286,465

(a) Square kilometers.
(b) Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Oil and gas production
In the first half of 2013, Eni’s liquids and gas production was 1,624 kboe/d, down 2.7% from the same period of 2012. Performance was affected by force majeure events in Nigeria, particularly significant, and in Libya and by the disposals made in 2012 relating to the divestment of a 10% interest in the Karachaganak field and the Galp transaction, while it was partly helped by the restart of the Elgin-Franklin field (Eni’s interest 21.87%, operated by another oil major) in the UK, which was offline in 2012

Contents

Eni Interim Consolidated Report / Operating review

due to an accident. When excluding these impacts, production for the first half of 2013 was unchanged driven by new field start-ups and continuing production ramp-up mainly in Russia, Algeria, Angola and Egypt, partly offset by planned facility downtime, mainly in Kazakhstan and in the North Sea, and mature field declines. The share of oil and natural gas produced outside Italy was 89% in the first half of 2013.
In the first half of 2013, liquids production (832 kbbl/d) decreased by 29 kbbl/d, down 3.4%, due to lower production in Nigeria, planned facility downtimes as well as mature field declines. These negatives were partly offset by start ups/ramp-ups mainly in Egypt, Russia and Angola, and higher production in Iraq.
Natural gas production (4,350 mmcf/d) decreased by 87 mmcf/d from the first half of 2012 (down 2.4%). Lower production in Nigeria and mature field declines were partly offset by the contribution of the start-ups/ramp-ups of the period mainly in Russia, Algeria and Angola.
Oil and gas production sold amounted to 276.1 mmboe. The 17.8 mmboe difference over production (293.9 mmboe) reflected mainly volumes of natural gas consumed in operations.

Hydrocarbons production (a) (b)
First half
2012	(kboe/d)	2012	2013	Change	% Ch.

189	Italy		188	181	(7)	(3.7)
178	Rest of Europe		190	154	(36)	(18.9)
586	North Africa		571	576	5	0.9
345	Sub-Saharan Africa		334	317	(17)	(5.1)
102	Kazakhstan		108	104	(4)	(3.7)
129	Rest of Asia		120	145	25	20.8
135	America		119	115	(4)	(3.4)
37	Australia and Oceania		39	32	(7)	(17.9)

1,701			1,669	1,624	(45)	(2.7)

598.7	Production sold	(mmboe)	293.8	276.1	(17.7)	(6.0)

Liquids production (a)
First half
2012	(kbbl/d)	2012	2013	Change	% Ch.

63	Italy	65	65
95	Rest of Europe	101	77	(24)	(23.8)
271	North Africa	258	257	(1)	(0.4)
247	Sub-Saharan Africa	244	239	(5)	(2.0)
61	Kazakhstan	65	64	(1)	(1.5)
44	Rest of Asia	39	51	12	30.8
83	America	67	68	1	1.5
18	Australia and Oceania	22	11	(11)	(50.0)

882		861	832	(29)	(3.4)

Natural gas production (a) (b)
First half
2012	(mmcf/d)	2012	2013	Change	% Ch.

695	Italy	675	637	(38)	(5.6)
459	Rest of Europe	484	423	(61)	(12.6)
1,733	North Africa	1,716	1,753	37	2.2
539	Sub-Saharan Africa	494	433	(61)	(12.3)
222	Kazakhstan	242	216	(26)	(10.7)
468	Rest of Asia	445	519	74	16.6
284	America	287	258	(29)	(10.1)
101	Australia and Oceania	94	111	17	18.1

4,501		4,437	4,350	(87)	(2.4)

(a) Includes Eni’s share of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (415 and 342 mmcf/d in the first half 2013 and 2012, respectively and 383 mmcf/d in 2012).

Contents

Eni Interim Consolidated Report / Operating review

Main exploration and development projects
Italy

In the Val d’Agri concession (Eni’s interest 60.77%) the development plan is ongoing as agreed with the Basilicata Region in 1998. The construction of a new gas treatment unit progressed with a production target capacity of 104 kbbl/d.
Other main development activities concerned: (i) the maintenance and production optimization at the Annamaria, Angela Angelina, Cervia, and Rospo fields in the Adriatic offshore, the Trecate field in the Po Valley as well as the Tresauro, Gela and Ragusa fields in Sicily; (ii) the upgrading of compression and hydrocarbon treatment facilities at the production platform of the Barbara field; and (iii) the start-up of development projects for the Elettra and Fauzia fields in the Adriatic offshore.

Rest of Europe

Norway Eni was awarded the operatorship and a 40% interest in the PL 717, PL 712 and PL 716 exploration licenses and a 30% stake in the PL 714 license in the Barents Sea.
In March 2013, the Skuld field (Eni’s interest 11.5%) started up with a production of approximately 30 kboe/d (approximately 4 kboe/d net to Eni).
Development activities have been progressing at the Goliat field (Eni operator with a 65% interest) in the Barents Sea. Start-up is expected in 2014.
Other ongoing activities aimed at maintaining and optimizing production at the Ekofisk field (Eni’s interest 12.39%) by means of drilling of infilling wells, the development of the South Area, upgrading of existing facilities and optimization of water injection.

United Kingdom Within its strategy of portfolio optimization, Eni continued the divestment program of development/production assets in the Country. The sale of Kinnoull and of five exploration assets was completed. The completion date for the other assets is expected in the second half of 2013.
Main development activities concerned: (i) the construction of production and treatment facilities at the gas and condensates Jasmine field (Eni’s interest 33%). Start-up is expected by the end of 2013; and (ii) the construction of production platforms and linkage to nearby treatment facilities at the West Franklin field (Eni’s interest 21.87%). Start-up is expected in 2014.

North Africa

Algeria Production started at the MLE-CAFC project (Eni’s interest 75%). A natural gas treatment plant started operations with a production and export capacity of approximately 320 mmcf/d of gas, 15 kbbl/d of oil and condensates and 12 kbbl/d of LPG. Four export pipelines link it to the national grid system.
The MLE-CAFC project targets a production plateau of approximately 33 kboe/d net to Eni by 2016.
In the first half of 2013, production started at the El Merk field (Eni’s interest 12.25%) with the construction of a gas treatment plant for approximately 600 mmcf/d, two oil trains for 65 kbbl/d each and three export pipelines linked to the local network. Production peak of 18 kboe/d net to Eni is expected in 2015.

Egypt Exploration activities yielded positive results with the Rosa North-1X oil discovery in the Meleiha development lease (Eni’s interest 56%). The development plan provides for the drilling of a new well in 2013. Expected production for the year is 5 kbbl/d, leveraging on the production facilities in the area.
In the first half of 2013, Eni was awarded the operatorship and a 100% interest in an exploration block in deep waters in the Eastern Mediterranean Sea.
Development activities concerned: (i) infilling activities at the Belayim (Eni’s interest 100%), Denise (Eni’s interest 50%) and Tuna (Eni’s interest 50%) fields to optimize the recovery of their mineral potential; (ii) development drilling at the Emry Deep (Eni’s interest 56%) discovery and at the Seth field (Eni’s interest 50%); and (iii) development program of the DEKA field (Eni’s interest 50%).

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Eni Interim Consolidated Report / Operating review

Sub-Saharan Africa

Angola The LNG plant managed by the Angola LNG consortium (Eni’s interest 13.6%) started up and delivered its first cargo in June 2013. The plant envisages the development of 10,594 bcf of gas in 30 years.
Development activities progressed at: (i) the West Hub in Block 15/06, with start-up expected in the fourth quarter of 2014; (ii) the second phase of Kizomba satellites in the Development Area of former Block 15 (Eni’s interest 20%). The project provides for the linkage of three additional discoveries to the existing FPSO. Start-up is expected in 2015; (iii) the Mafumeira field in Area A of Block 0 (Eni’s interest 9.8%) with installation of production and treatment platforms and underwater linkage. Start-up is expected in 2015; and (iv) the Lianzi field in Block 14 KA/IMI (Eni’s interest 10%) through the linkage to the existing production facilities. Start-up is expected in 2015.

Congo Exploration activities yielded positive results in offshore block Marine XII (Eni operator with a 65% interest) with the oil and gas discovery and the appraisal activity in the Nene Marine field.
Activities on the M’Boundi field (Eni operator with an 83% interest) moved forward with the application of Eni advanced recovery techniques and a design to monetize associated gas within the activities aimed at zero gas flaring by 2013. Gas is sold under long-term contracts to power plants in the area including the CEC Centrale Electrique du Congo (Eni's interest 20%) with a 300 MW generation capacity. These facilities will also receive in the future gas from the offshore discoveries of the Marine XII permit.

Mozambique In July 2013, Eni and China National Petroleum Corporation (CNPC) closed the sale of 28.57% share capital of the subsidiary Eni East Africa, which currently owns 70% interest in Area 4 in the offshore of Mozambique, for an agreed price equal to $4,210 million, integrated for contractual balances provided until the date of closing. CNPC indirectly acquires, through its 28.57% equity investment in Eni East Africa, a 20% interest in Area 4, offshore Mozambique, while Eni will retain the 50% interest through the remaining stake in Eni East Africa. CNPC’s entrance into Area 4 is strategically significant for the project because of the worldwide importance of the company in the upstream and downstream sectors. In addition, the planned activities of the Joint Study Agreement progressed to develop the promising shale gas block located in the Sichuan Basin in China.
In the first half of 2013, new exploration successes were recorded with the Coral 3 and Mamba South 3 delineation wells with an improvement in the estimated mineral potential up to 80 Tcf of gas in place. Eni plans to drill a new exploration well to estimate the mineral potential of the deeper southern section of Area 4.
Leveraging on Eni’s cooperation model, the construction of a gas fired power plant for domestic consumption is being planned with the support of the Mozambican government.

Nigeria In Block OML 125 (Eni operator with an 85% interest) the Abo-Phase 3 project has been started-up. This project was sanctioned in late 2012.
In blocks OMLs 60, 61, 62 and 63 (Eni operator with a 20% interest), activities progressed to support gas production to feed the Bonny liquefaction plant. The flowstation at Ogbainbiri is nearing completion. This facility will process natural gas production from the Ogbainbiri and Tuomo fields to ensure additional volumes of approximately 210 mmcf/d to the Bonny liquefaction plant. Start-up is expected before the end of 2013.
In block OML 28 (Eni’s interest 5%) the integrated oil and natural gas project in the Gbaran-Ubie area progressed with the drilling campaign. The development plan provides for the construction of a Central Processing Facility (CPF) with treatment capacity of approximately 1 bcf/d of gas and 120 kbbl/d of liquids in order to feed gas to the Bonny liquefaction plant.
Development activity continued at the Forkados-Yokri field (Eni’s interest 5%). The project includes the drilling of 24 producing wells, the upgrading of existing flowstations and the construction of transport facilities. Start-up is expected in 2014. Planned activity progressed at the Bonga NW field in block OML 118 (Eni’s interest 12.5%) with the drilling and the completion of producing and infilling wells. Start-up is expected in 2014.

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Eni Interim Consolidated Report / Operating review

Kazakhstan

Kashagan The North Caspian Operating Company Consortium (NCOC) BV (Eni’s interest 16.81%) that operates the development of the Kashagan field is currently focused on completing the Experimental Program. In June 2013, the onshore treatment plant in Bolashak came on line; in July operational testing activities started at offshore production facilities. Production start-up is expected by the next weeks. Security remains the priority of the Consortium throughout the whole process to achieve the first oil.
The Phase 1 (Experimental Program) is targeting an initial production capacity of 150 kbbl/d; by 2014 a second treatment train and compression facilities for gas re-injection will be completed and put online enabling to increase the production capacity up to 370 kbbl/d. The partners are planning to further increase available production capacity up to 450 kbbl/d by installing additional gas compression capacity for re-injection in the reservoir. The partners submitted the scheme of this additional phase to the relevant Kazakh Authorities and sanction is expected in 2013 to start-up with the FEED phase.

Rest of Asia

Iraq In July 2013, Eni signed with the national oil company South Oil Company and the Iraqi Ministry of Oil an amendment to the technical service contract for the development of the Zubair oil field (Eni’s interest 32.8%). The agreement sets a new production target of 850 kbbl/d compared to the previous target of 1.2 mmbbl/d and extends the duration of the technical service contract for an additional five years, until 2035.

Russia Development activities continued at the Samburgskoye field (Eni’s interest 29.4%) in the Yamal-Nenets region in Siberia, started in 2012. Completion is expected in 2015 with a production peak of 146 kboe/d (43 kboe/d net to Eni) in 2016.
Development activities continued at the Urengoiskoye sanctioned project (Eni’s interest 29.4%). Start-up is expected in 2014.
Seismic operations started at the Fedynsky and Central Barents license areas (Eni’s interest 33.33%), located in the Russian offshore in the Barents Sea. Seismic surveys will be executed in compliance with Russian legal environmental requirements.

America

United States In March 2013, Eni was awarded five offshore blocks located in the Mississippi Canyon and Desoto Canyon areas in the Gulf of Mexico.
Phase 1 of the development plan of the Heidelberg field (Eni’s interest 12.5%) in the deep offshore of the Gulf of Mexico has been sanctioned. The project includes the drilling of 5 producing wells and the installation of a producing platform. Start-up is expected in the second half of 2016 with a production of approximately 9 kboe/d net to Eni.
Development activities in the Gulf of Mexico mainly concerned: (i) drilling and completion activities at the Hadrian South (Eni’s interest 30%), Lucius/Hadrian North (Eni’s interest 5.4%) and St. Malo (Eni’s interest 1.25%) fields; (ii) infilling activities at the producing operated Appaloosa (Eni’s interest 100%), Longhorn (Eni’s interest 75%), Pegasus (Eni’s interest 58%) fields and at the producing non-operated Front Runner field (Eni’s interest 37.5%); and (iii) maintenance of the pipeline linking to the Corral production platform.
Planned drilling activities continued at the Nikaitchuq (Eni operator with a 100% interest) and Oooguruk (Eni’s interest 30%) fields in Alaska.

Venezuela In March 2013, production started up at the giant Junin 5 field (Eni’s interest 40%) with 35 bbbl of certified heavy oil in place, located in the Orinoco oil belt. Early production of the first phase is expected at plateau of 75 kbbl/d in 2015, targeting a long-term production plateau of 240 kbbl/d to be reached by 2018. The project provides also for the construction of a refinery with a capacity of approximately 350 kbbl/d. Eni agreed to finance part of PDVSA’s development costs for the early production phase and engineering activities of the refinery plant up to $1.74 billion.

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Eni Interim Consolidated Report / Operating review

The sanctioned development plan progressed at the Perla gas discovery, located in the Cardon IV block (Eni’s interest 35%), in the Gulf of Venezuela. The early production phase includes the utilization of the already successfully drilled discovery/appraisal wells and the installation of production platforms linked by pipelines to the onshore treatment plant. Target production of approximately 300 mmcf/d is expected in 2015. The development program will continue with the drilling of additional wells and the upgrading of treatment facilities to reach a production plateau of approximately 1,200 mmcf/d.

Capital expenditure
Capital expenditure of the Exploration & Production Division (euro 4,893 million) concerned development of oil and gas reserves (euro 3,907 million) directed mainly outside Italy, in particular in Norway, the United States, Angola, Congo, Kazakhstan and Nigeria. Development expenditure in Italy concerned the well drilling program and facility upgrading in the Val d’Agri concession as well as sidetrack and workover in mature fields.
About 97% of exploration expenditure that amounted to euro 944 million was directed outside Italy in particular to Mozambique, Togo, Congo, Angola and China as well as the acquisition of new licenses in the Republic of Cyprus and in Vietnam. In Italy, exploration activities were directed mainly to the Adriatic offshore, Val d’Agri and Po Valley.

Capital expenditure
First half
2012	(euro million)	2012	2013	Change	% Ch.

795	Italy	357	393	36	10.1
2,162	Rest of Europe	967	1,139	172	17.8
1,474	North Africa	612	388	(224)	(36.6)
3,129	Sub-Saharan Africa	1,347	1,606	259	19.2
720	Kazakhstan	341	324	(17)	(5.0)
874	Rest of Asia	311	527	216	69.5
1,043	America	508	481	(27)	(5.3)
110	Australia and Oceania	12	35	23	..
10,307		4,455	4,893	438	9.8

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Eni Interim Consolidated Report / Operating review

Gas & Power

Key performance indicators
i	i	i	First half
2012	2012	2013
1.84	Employees injury frequency rate	(No. of accidents per million of worked hours)	1.77	1.06
3.64	Contractors injury frequency rate		5.24	1.49

36,200	Net sales from operations (a)	(euro million)	19,993	17,362
(3,219)	Operating profit		(641)	(559)
356	Adjusted operating profit		618	(663)
47	Marketing		434	(761)
309	International transport		184	98
473	Adjusted net profit		625	(371)
1,316	EBITDA pro-forma adjusted		1,186	(300)
858	Marketing		921	(471)
458	International transport		265	171
225	Capital expenditure		85	85

95.32	Worldwide gas sales (b)	(bcm)	50.76	49.26
34.78	- in Italy		18.67	19.03
60.54	- international		32.09	30.23
42.58	Electricity sold	(TWh)	21.91	17.85

4,752	Employees at period end	(units)	4,746	4,199
12.70	Direct GHG emissions	(mmtonnes CO2 eq)	6.62	5.54

(a) Before elimination of intragroup sales.
(b) Include volumes marketed by the Exploration & Production Division of 1.34 bcm (1.30 and 2.73 bcm in the first half and full year of 2012).

Marketing
Natural gas

Supply of natural gas
In the first half of 2013, Eni’s consolidated subsidiaries supplied 44.25 bcm of natural gas, representing a decrease of 1.82 bcm, or 4% from the first half of 2012.
Gas volumes supplied outside Italy (40.57 bcm from consolidated companies), imported in Italy or sold outside Italy, represented approximately 92% of total supplies, a decrease of 1.76 bcm, or 4.2%, from the first half of 2012 mainly reflecting lower volumes purchased in all markets, in particular from Algeria (down 3.77 bcm) and Norway (down 1.72 bcm), with the exception of Russia (up 6.14 bcm).
Supplies in Italy (3.68 bcm) were basically stable (down 0.06 bcm from the first half of 2012).

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Eni Interim Consolidated Report / Operating review

Supply of natural gas
First half
2012	(bcm)	2012	2013	Change	% Ch.

7.55	Italy	3.74	3.68	(0.06)	(1.6)
19.83	Russia	8.88	15.02	6.14	69.1
14.45	Algeria (including LNG)	8.66	4.89	(3.77)	(43.5)
6.55	Libya	3.20	3.09	(0.11)	(3.4)
11.97	Netherlands	7.50	6.86	(0.64)	(8.5)
12.13	Norway	6.74	5.02	(1.72)	(25.5)
3.20	United Kingdom	1.66	1.44	(0.22)	(13.3)
0.61	Hungary	0.31	0.29	(0.02)	(6.5)
2.88	Qatar (LNG)	1.49	1.49
5.43	Other supplies of natural gas	2.97	1.72	(1.25)	(42.1)
2.14	Other supplies of LNG	0.92	0.75	(0.17)	(18.5)
79.19	Outside Italy	42.33	40.57	(1.76)	(4.2)
86.74	TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES	46.07	44.25	(1.82)	(4.0)
(1.35)	Offtake from (input to) storage	(1.17)	0.80	1.97	..
(0.28)	Network losses, measurement differences and other changes	(0.13)	(0.07)	0.06	..
85.11	AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	44.77	44.98	0.21	0.5
7.48	Available for sale by Eni's affiliates	4.69	2.94	(1.75)	(37.3)
2.73	E&P volumes	1.30	1.34	0.04	3.1
95.32	TOTAL AVAILABLE FOR SALE	50.76	49.26	(1.50)	(3.0)

Sales of natural gas
Sales of natural gas for the first half of 2013 were 49.26 bcm, a decrease of 1.50 bcm from the first half of 2012, down 3%, due to weak demand impacted by the downturn and growing competitive pressure. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico. When excluding Galp sales, as the company is no longer an affiliate of Eni due to the termination of shareholders agreements, sales declined only by 0.7%.

Gas sales by entity
First half
2012	(bcm)	2012	2013	Change	% Ch.

84.30	Total sales of subsidiaries	44.42	44.35	(0.07)	(0.2)
34.66	Italy (including own consumption)	18.60	18.96	0.36	1.9
44.57	Rest of Europe	23.34	22.50	(0.84)	(3.6)
5.07	Outside Europe	2.48	2.89	0.41	16.5
8.29	Total sales of Eni's affiliates (net to Eni)	5.04	3.57	(1.47)	(29.2)
0.12	Italy	0.07	0.07		..
6.45	Rest of Europe	4.10	2.70	(1.40)	(34.1)
1.72	Outside Europe	0.87	0.80	(0.07)	(8.0)
2.73	E&P in Europe and in the Gulf of Mexico	1.30	1.34	0.04	3.1
95.32	WORLDWIDE GAS SALES	50.76	49.26	(1.50)	(3.0)

Sales volumes in the Italian market amounted to 19.03 bcm, an increase of 0.36 bcm, or 1.9%, from the first half of 2012. This was mainly due to higher sales on spot markets and at certain Italian exchanges (up 0.69 bcm) and higher sales to wholesalers (up 0.60 bcm) due to efficient commercial policies and the recovery of clients. This increase was offset in part by lower supplies to the power generation segment (down 0.24 bcm) and industrials (down 0.17 bcm) due to lower demand for electricity and competition from renewable sources and coal.
Sales to importers in Italy grew significantly (up 1.46 bcm) due to the recovered availability of Libyan gas.
Sales in Europe decreased by 3.70 bcm, down 14%, affected by the performance of the Iberian Peninsula (down 1.26 bcm) due to the exclusion of Galp sales following the termination of affiliation. Net of these factors sales in Europe declined by 10.2% due to declines in Benelux (down 1.25 bcm) driven by lower

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hub sales and Turkey (down 0.50 bcm) due to lower withdrawals from Botas. The opposite trend was recorded in sales in Germany/Austria (up 0.13 bcm) the effective performance of commercial initiatives.
Sales on markets outside Europe were on a positive trend (up 0.34 bcm) due to higher LNG sales in particular in Japan and Argentina.

Gas sales by market
First half
2012	(bcm)	2012	2013	Change	% Ch.

34.78	ITALY	18.67	19.03	0.36	1.9
4.65	Wholesalers	2.47	3.07	0.60	24.3
7.52	Italian gas exchange and spot markets	3.95	4.64	0.69	17.5
6.93	Industries	3.51	3.34	(0.17)	(4.8)
0.81	Medium-sized enterprises and services	0.51	0.57	0.06	11.8
2.55	Power generation	1.26	1.02	(0.24)	(19.0)
5.89	Residential	3.63	3.54	(0.09)	(2.5)
6.43	Own consumption	3.34	2.85	(0.49)	(14.7)
60.54	INTERNATIONAL SALES	32.09	30.23	(1.86)	(5.8)
51.02	Rest of Europe	27.44	25.20	(2.24)	(8.2)
2.73	Importers in Italy	1.02	2.48	1.46	143.1
48.29	European markets	26.42	22.72	(3.70)	(14.0)
6.29	Iberian Peninsula	3.68	2.42	(1.26)	(34.2)
7.78	Germany/Austria	4.35	4.48	0.13	3.0
10.31	Benelux	6.04	4.79	(1.25)	(20.7)
2.02	Hungary	1.24	1.09	(0.15)	(12.1)
4.75	UK	1.86	1.86
7.22	Turkey	3.75	3.25	(0.50)	(13.3)
8.36	France	4.55	4.36	(0.19)	(4.2)
1.56	Other	0.95	0.47	(0.48)	(50.5)
6.79	Extra European markets	3.35	3.69	0.34	10.1
2.73	E&P in Europe and in the Gulf of Mexico	1.30	1.34	0.04	3.1
95.32	WORLDWIDE GAS SALES	50.76	49.26	(1.50)	(3.0)

Power

Availability of electricity
Eni’s power generation activity is conducted in the Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi, Ferrara and in Bolgiano plants, as well as in certain photovoltaic sites in Italy.
In the first half of 2013, power generation was 11.14 TWh, down 2.13 TWh, or 16.1% from the first half of 2012, mainly due to lower production in particular at the Ferrara and Mantova plants due to a sharp fall in demand.
As of June 30, 2013, installed operational capacity was 5.3 GW (5.3 GW at December 31, 2012).
Electricity trading declined (down 1.93 TWh) due to lower purchases related to the decline in demand.

Power sales
In the first half of 2013 electricity sales of 17.85 TWh were directed to the free market (79%), the Italian power exchange (8%), industrial sites (9%) and others (4%).
Compared with the first half of 2012, electricity sales were down by 4.06 TWh, or 18.5%, due to weakness in electricity demand. Volumes traded on the Italian power exchange were down by 2.03 TWh from the first half of 2012. Sales to wholesalers also declined and offset the increase of sales to retail customers.

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Eni Interim Consolidated Report / Operating review

First half
2012	2012	2013	Change	% Ch.

5,206	Purchases of natural gas	(mmcm)	2,640	2,271	(369)	(14.0)
462	Purchases of other fuels	(ktoe)	253	235	(18)	(7.1)
25.67	Power generation	(TWh)	13.27	11.14	(2.13)	(16.1)
12,603	Steam	(ktonnes)	7,517	5,343	(2,174)	(28.9)

Availability of electricity
First half
2012	(TWh)	2012	2013	Change	% Ch.

25.67	Power generation	13.27	11.14	(2.13)	(16.1)
16.91	Trading of electricity (a)	8.64	6.71	(1.93)	(22.3)
42.58		21.91	17.85	(4.06)	(18.5)

31.84	Free market	16.08	14.07	(2.01)	(12.5)
6.10	Italian Exchange for electricity	3.47	1.44	(2.03)	(58.5)
3.30	Industrial plants	1.65	1.63	(0.02)	(1.2)
1.34	Other (a)	0.71	0.71
42.58	Power sales	21.91	17.85	(4.06)	(18.5)

(a) Includes positive and negative imbalances.

Capital expenditure
In the first half of 2013, capital expenditure totaled euro 85 million and mainly related to completion of upgrading and other initiatives to improve flexibility of the combined cycle power plants (euro 43 million) and gas marketing initiatives (euro 33 million).

Capital expenditure
First half
2012	(euro million)	2012	2013	Change	% Ch.

212	Marketing	78	76	(2)	(2.6)
13	International transport	7	9	2	28.6
225		85	85

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Eni Interim Consolidated Report / Operating review

Refining & Marketing

Key performance indicators
i	i	i	First half
2012	2012	2013
1.08	Employees injury frequency rate	(No. of accidents per million of worked hours)	0.91	0.31
2.32	Contractors injury frequency rate		2.74	0.75

62,656	Net sales from operations (a)	(euro million)	29,501	29,728
(1,296)	Operating profit		(674)	(557)
(321)	Adjusted operating profit		(366)	(326)
(179)	Adjusted net profit		(253)	(191)
842	Capital expenditure		290	210

30.01	Refinery throughputs on own account	(mmtonnes)	14.27	13.76
61	Conversion index	(%)	61	64
767	Balanced capacity of refineries	(kbbl/d)	767	767

10.87	Retail sales of petroleum products in Europe	(mmtonnes)	5.27	4.82
6,384	Service stations in Europe at period end	(units)	6,372	6,337
2,064	Average throughput per service station in Europe	(kliters)	1,003	910
1.48	Retail efficiency index	(%)	1.64	1.38

7,125	Employees at period end	(units)	7,333	6,953
6.03	Direct GHG emissions	(mmtonnes CO2 eq)	3.09	2.43
16.99	SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	10.19	4.87

(a) Before elimination of intragroup sales.

Refining
In the first half of 2013, refining throughputs on own account in Italy and outside Italy were 13.76 mmtonnes, down 0.51 mmtonnes from the first half of 2012, or 3.6%. Volumes processed in Italy (down 3%) registered a decline from the same period of 2012 due to the upset at the Sannazzaro plant, scheduled standstills at Gela where two production lines were shut down in June 2012 and the topping plant which was temporarily stopped in June 2013. These negative impacts were offset in part by increased throughputs at the Venice plant after the standstills of 2012.
Outside Italy, Eni’s refining throughputs declined by 0.15 mmtonnes (down 6.1%) in particular in Germany for planned standstills at the Schwedt refinery and in the Czech Republic for the same reason at Ceska Rafinerska.
Total throughputs at wholly-owned refineries (9.59 mmtonnes) declined by 0.25 mmtonnes, down 2.5%, from the first half of 2012, resulting in a 67% utilization rate, declining from the same period of last year as a consequence of negative market trends.
Approximately 22.1% of volumes of processed crude were supplied by Eni’s Exploration & Production segment (down 7.2 percentage points from 29.3% in the first half of 2012) corresponding to a lower volume of approximately 360 ktonnes.

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Eni Interim Consolidated Report / Operating review

Availability of refined products
First half
2012	(mmtonnes)	2012	2013	Change	% Ch.

	ITALY
20.84	At wholly-owned refineries	9.84	9.59	(0.25)	(2.5)
(0.47)	Less input on account of third parties	(0.22)	(0.31)	(0.09)	(40.9)
4.52	At affiliated refineries	2.19	2.17	(0.02)	(0.9)
24.89	Refinery throughputs on own account	11.81	11.45	(0.36)	(3.0)
(1.34)	Consumption and losses	(0.66)	(0.60)	0.06	9.1
23.55	Products available for sale	11.15	10.85	(0.30)	(2.7)
3.35	Purchases of refined products and change in inventories	2.20	2.09	(0.11)	(5.0)
(2.36)	Products transferred to operations outside Italy	(1.21)	(1.50)	(0.29)	(24.0)
(0.75)	Consumption for power generation	(0.39)	(0.28)	0.11	29.0
23.79	Sales of products	11.75	11.16	(0.59)	(5.0)
	OUTSIDE ITALY
5.12	Refinery throughputs on own account	2.46	2.31	(0.15)	(6.1)
(0.23)	Consumption and losses	(0.11)	(0.10)	0.01	9.1
4.89	Products available for sale	2.35	2.21	(0.14)	(6.0)
17.29	Purchases of refined products and change in inventories	7.46	6.21	(1.25)	(16.8)
2.36	Products transferred from Italian operations	1.21	1.50	0.29	24.0
24.54	Sales of products	11.02	9.92	(1.10)	(10.0)
30.01	Refinery throughputs on own account	14.27	13.76	(0.51)	(3.6)
6.39	of which: refinery throughputs of equity crude on own account	3.14	2.78	(0.36)	(11.5)
48.33	Total sales of refined products	22.77	21.08	(1.69)	(7.4)
36.56	Crude oil sales	17.03	18.47	1.44	8.5
84.89	TOTAL SALES	39.80	39.55	(0.25)	(0.6)

Marketing of refined products
In the first half of 2013, sales volumes of refined products (21.08 mmtonnes) were down 1.69 mmtonnes from the first half of 2012, or 7.4%, mainly due to lower sales outside Italy to oil companies and in Italy.

Product sales in Italy and outside Italy by market
First half
2012	(mmtonnes)	2012	2013	Change	% Ch.

7.83	Retail	3.79	3.36	(0.43)	(11.3)
8.62	Wholesale	4.24	3.94	(0.30)	(7.1)
1.26	Chemicals	0.68	0.63	(0.06)	(8.1)
6.08	Other sales	3.04	3.24	0.20	6.7
23.79	Sales in Italy	11.75	11.17	(0.58)	(4.9)
3.04	Retail rest of Europe	1.48	1.46	(0.02)	(1.4)
3.96	Wholesale rest of Europe	1.92	2.02	0.10	5.2
0.42	Wholesale outside Italy	0.21	0.21
17.12	Other sales	7.41	6.22	(1.19)	(16.1)
24.54	Sales outside Italy	11.02	9.91	(1.11)	(10.1)
48.33	TOTAL SALES OF REFINED PRODUCTS	22.77	21.08	(1.69)	(7.4)

Retail sales in Italy
In the first half of 2013, retail sales in Italy of 3.36 mmtonnes decreased by approximately 430 ktonnes, down 11.3%, driven by lower consumption of gasoil and gasoline. Eni’s retail market share for the first half of 2013 was 28.6%, down two percentage points from the corresponding period of 2012 (30.6%) that had benefited of the impact of the promotional campaign "riparti con eni" from June.
At June 30, 2013, Eni’s retail network in Italy consisted of 4,729 service stations, 51 less than at December 31, 2012 (4,780 service stations), resulting from the negative balance of acquisitions/releases of lease concessions and the closing of service stations with low throughput (79 units) and the opening of 28 new service stations.

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Eni Interim Consolidated Report / Operating review

With reference to the promotional initiative "you&eni", the loyalty program for customers launched in February 2010 for a five year period, the cards that made at least one transaction in the period were approximately 2.4 million at June 30, 2013 of which 0.5 million where represented by the new consumer payment cards launched at the beginning of 2013. Volumes sold to customers cumulating points on their card were approximately 40% of total throughputs (net of "iperself" sales that do not allow to accumulate points).
Average throughput (839 kliters) decreased by approximately 119 kliters from the first half of 2012 (959 kliters), with a higher decline than domestic fuel consumption (down 12.5%) due to increased competitive pressure.

Retail sales in the Rest of Europe
Retail sales in the rest of Europe of approximately 1.46 mmtonnes were down 1.4% (approximately 20 ktonnes). Volume additions in Austria and Slovenia were offset by decreases in other European countries due to declining demand.
At June 30, 2013, Eni’s retail network in the rest of Europe consisted of 1,608 units, an increase of 4 units from December 31, 2012 (1,604 service stations) due to the positive balance of acquisitions /releases of lease concessions.
Average throughput (1,117 kliters) decreased by approximately 16 kliters from the first half of 2012 (1,133 kliters).

Wholesale and other sales
Wholesale sales in Italy (3.94 mmtonnes) declined by approximately 300 ktonnes, down 7.1%, mainly due to lower sales of gasoil and fuel oil due to a decline in demand from industrial customers. Average market share in the first half of 2013 was 28.8% (29% in the corresponding period of 2012).
Supplies of feedstock to the petrochemical industry (0.63 mmtonnes) declined by 8.1% related to lower feedstock supplies due to lower demand from industrial customers.Wholesale sales in the rest of Europe were 2.02 mmtonnes increasing by 5.2% from the first half of 2012.
Other sales (9.46 mmtonnes) decreased by 0.99 mmtonnes, or 9.4%, mainly due to lower sales volumes to oil companies.

Capital expenditure
In the first half of 2013, capital expenditure in the Refining & Marketing Division amounted to euro 210 million and regarded mainly: (i) refining, supply and logistics in Italy and outside Italy (euro 163 million), with projects designed to improve the conversion rate and flexibility of refineries, in particular the Sannazzaro refinery, as well as expenditures on health, safety and environmental upgrades; (ii) upgrade and rebranding of the refined product retail network in Italy (euro 28 million) and in the rest of Europe (euro 19 million). Expenditures on health, safety and the environment amounted to euro 51 million.

Capital expenditure
First half
2012	(euro million)	2012	2013	Change	% Ch.

622	Refinery, supply and logistics	243	163	(80)	(32.9)
220	Marketing	47	47
842		290	210	(80)	(27.6)

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Eni Interim Consolidated Report / Operating review

Versalis

Key performance indicators
i	i	i	First half
2012	2012	2013
0.76	Employees injury frequency rate	(No. of accidents per million of worked hours)	0.43	1.07
1.66	Contractors injury frequency rate		1.85	0.33

6,418	Net sales from operations (a)	(euro million)	3,241	3,063
3,050	Intermediates		1,479	1,418
3,188	Polymers		1,660	1,524
180	Other sales		102	121
(681)	Operating profit		(229)	(278)
(483)	Adjusted operating profit		(194)	(145)
(395)	Adjusted net profit		(143)	(136)
172	Capital expenditure		66	111

6,090	Production	(ktonnes)	3,114	3,025
3,953	Sales of petrochemical products		1,988	1,968
66.7	Average plant utilization rate	(%)	68.7	67.7

5,668	Employees at period end	(units)	5,711	5,701
3.69	Direct GHG emissions	(mmtonnes CO2 eq)	1.87	1.95
2.19	SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	1.20	0.78

(a) Before elimination of intragroup sales.

Sales - production - prices
In the first half of 2013 sales of petrochemical products (1,968 ktonnes) were broadly in line with the first half of 2012 (down 20 ktonnes, or 1%) mainly due to a substantial decrease in demand reflecting the current economic downturn. Declines in elastomers (down 14.6%) due to the sharp drop in demand on reference markets, phenol/derivatives (down 14.3%) for the planned downtime at the Mantova plant, and styrene (down 3%) were almost completely offset by higher volumes of olefins and polyethylene (up 6% and 3.3%, respectively).
Average unit sales prices were lower (down 4.2%) from the first half of 2012, with different trends for the various businesses: in monomers olefins declined, while in aromatics an increase was registered in benzene (up 13.5%) and derivatives (up 6%). Among polymers, styrene prices increased and polyethylene was stable while elastomer prices were affected by the relevant decline in demand of the tyre and automotive industry in Europe.
Petrochemical production (3,025 ktonnes) decreased by 89 ktonnes from the first half of 2012, or 2.9%. Main decreases were registered in elastomers (down 15.7%) affected by the downturn of the automotive sector and, at a lower extent, in styrene (down 6%) and polyethylene (down 3.4%). Production of intermediates was basically stable.
The main decreases in production were registered at the Ravenna plant (down 15%) due to lower produced volumes of rubber and for the planned downtime of the butadiene plant, at Dunkerque (down 9.6%) and Mantova (down 8.8%) due to the planned downtime of the phenol/derivative line. These reductions were partly offset by higher production at Sarroch (up 24.8%) benefiting from the planned standstill of the previous year and Priolo (up 20.4%,) due to the lower activity registered in the first half of 2012 to reduce polyethylene stocks, and Ragusa (up 12.6%).

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Eni Interim Consolidated Report / Operating review

Nominal production capacity decreased from the first half of 2012 due to rationalization measures, with an average plant utilization rate, calculated on nominal capacity of 67.7% (68.7% in the first half of 2012).

Product availability
First half
2012	(ktonnes)	2012	2013	Change	% Ch.

4,112	Intermediates	1,813	1,808	(5)	(0.3)
1,978	Polymers	1,301	1,217	(84)	(6.5)
6,090	Production	3,114	3,025	(89)	(2.9)
(2,545)	Consumption and losses	(1,325)	(1,224)	101	(7.6)
408	Purchases and change in inventories	199	167	(32)	(16.1)
3,953		1,988	1,968	(20)	(1.0)

Business trends

Intermediates
Intermediates revenues (euro 1,418 million) were down by euro 61 million from the first half of 2012 (down 4.1%) due to decreasing average unit prices with different trends in the various segments. In olefins sales volumes of ethylene increased (up 24.4%) reflecting higher availability of products following the downtime of a competitor in France in a context of stable prices. In aromatics, benzene volumes declined (down 13.4%), with price increasing by 13.5%, while xylene volumes increased by 9% with stable average prices. Revenues from derivatives declined, despite a 6% increase in average prices and reported lower volumes of phenol/derivatives (down 14.3%) due to the April planned downtime.

Intermediates production (1,808 ktonnes) was in line with the first half of 2012 (down by 5 ktonnes; or 0.3%). The effects of lower production of derivatives (down 12.5%) due in particular to the multi-year downtime planned at Mantova were basically offset by higher production of aromatics (up 8.3%). Olefin volumes were stable.

Polymers
Polymers revenues (euro 1,524 million) decreased by euro 136 million from the first half of 2012 (down 8.2%) due to average unit prices decreasing by 17.5% and lower elastomers sales volumes (down 14.6%) due to the relevant decrease in demand from the tyre and automotive industry. This negative performance was partly offset by higher revenues for styrene and polyethylene (up 3.7% and 2.8%, respectively) that followed a positive trend in particular in the second quarter of 2013.

Polymers production (1,217 ktonnes) decreased by 84 ktonnes from the first half of 2012 (down 6.5%) mainly due to lower production volumes of elastomers at the Ravenna and Ferrara plants, at the Brindisi plant due to planned downtime of the polyethylene line and at the Gela plant due to lower production of the related refinery.

Capital expenditure
In the first half of 2013 capital expenditure amounted to euro 111 million (euro 66 million in the first half of 2012) and regarded mainly: (i) plant upgrades (euro 57 million); (ii) environmental protection, safety and environmental regulations (euro 27 million); (iii) upkeeping of plants (euro 14 million); (iv) maintenance and savings (euro 7 million).

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Eni Interim Consolidated Report / Operating review

Engineering & Construction

Key performance indicators
i	i	i	First half
2012	2012	2013
0.54	Employee injury frequency rate	(No. of accidents per million of worked hours)	0.63	0.46
0.17	Contractors injury frequency rate		0.20	0.09
0.93	Fatality index	(No. of fatalities per 100 million of worked hours)	1.23	1.93

12,771	Net sales from operations (a)	(euro million)	6,013	4,999
1,442	Operating profit		745	(478)
1,474	Adjusted operating profit		767	(476)
1,111	Adjusted net profit		553	(519)
1,011	Capital expenditure		546	490

13,391	Orders acquired	(euro million)	6,303	7,151
19,739	Order backlog		20,323	21,704

43,387	Employees at period end	(units)	39,801	46,323
89.2	Employees outside Italy	(%)	86.1	89.3
1.54	Direct GHG emissions	(mmtonnes CO2 eq)	0.74	0.76

(a) Before elimination of intragroup sales.

Activity of the period

In the first half of 2013, the main orders acquired related mainly to:
- an EPCI contract on behalf of Total Upstream Nigeria Ltd for the development of the Egina field in Nigeria that includes engineering, procurement, fabrication, installation and pre-commissioning of underwater pipelines for oil production and gas export with flexible jumpers and umbilicals;
- an EPC contract for Star Refinery AS for the construction of the Socar refinery in Turkey that entails engineering, procurement and construction of a refinery and three mooring and offloading structures for oil, near the Petkim Petrochemical complex;
- an EPC contract on behalf of Dangote Fertilizer Ltd for a new ammonia and urea production complex to be built in the Edo State, Nigeria. The scope of work encompasses engineering, procurement and construction of two twin production trains and related utilities and off-site facilities;
- an EPIC contract for ExxonMobil in Angola for the construction of underwater structures at the Soyo and Ambriz yards. The contract entails engineering, procurement fabrication and installation of mooring and offloading structures for oil production and water injection with rigid jumpers and other underwater facilities;
- a contract on behalf of Burullus Gas Co for the development of the West Delta Deep Marine Phase IXa Project about 90 kilometers off the Mediterranean Coast of Egypt. The scope of work encompasses installation of subsea facilities (in water depths up to 850 meters) in the West Delta Deep Marine Concession, where Saipem already successfully performed earlier subsea development phases;
- a contract on behalf of Cardon IV, a 50/50 joint-venture between Eni and Repsol, for the transportation and installation of a hub platform and two satellite platforms, a 30-inch diameter and 67-kilometer long offshore export pipeline, and other infield cables in the Gulf of Venezuela related to the Perla EP Project.

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Eni Interim Consolidated Report / Operating review

Marine activities will be performed mainly by the Saipem 3000 and Castoro 7 vessels.

Orders acquired in the first half of 2013 amounted to euro 7,151 million, of these projects to be carried out outside Italy represented 95%, while orders from Eni companies amounted to 16% of the total. Order backlog was euro 21,704 million at June 30, 2013 (euro 19,739 million at December 31, 2012). Projects to be carried out outside Italy represented 91% of the total order backlog, while orders from Eni companies amounted to 15% of the total.

Orders acquired
First half
2012	(euro million)	2012	2013	Change	% Ch.

13,391		6,303	7,151	848	13.5
7,477	Engineering & Construction Offshore	4,229	4,155	(74)	(1.7)
3,972	Engineering & Construction Onshore	1,416	1,956	540	38.1
1,025	Offshore drilling	405	913	508	..
917	Onshore drilling	253	127	(126)	(49.8)
	of which:
631	- Eni	427	1,134	707	..
12,760	- Third parties	5,876	6,017	141	2.4
	of which:
485	- Italy	352	364	12	3.4
12,906	- Outside Italy	5,951	6,787	836	14.0

Order backlog

Dec. 31, 2012	(euro million)	June 30, 2012	June 30, 2013	Change	% Ch.

19,739		20,323	21,704	1,381	6.8
8,721	Engineering & Construction Offshore	8,311	10,666	2,355	28.3
6,701	Engineering & Construction Onshore	8,005	6,656	(1,349)	(16.9)
3,238	Offshore drilling	3,197	3,543	346	10.8
1,079	Onshore drilling	810	839	29	3.6
	of which:
2,526	- Eni	2,758	3,213	455	16.5
17,213	- Third parties	17,565	18,491	926	5.3
	of which:
1,719	- Italy	1,890	1,852	(38)	(2.0)
18,020	- Outside Italy	18,433	19,852	1,419	7.7

Capital expenditure
In the first half of 2013, capital expenditure amounted to euro 490 million and mainly regarded: (i) the construction of a new pipelayer, the progression of the construction of a new fabrication yard in Brazil and upkeep works, in the Engineering & Construction Offshore business; (ii) equipment and structures acquisition related to Canada base, in the Engineering & Construction Onshore business; (iii) upkeep and upgrading of the current asset base, in the Drilling Offshore business; (iv) new plants and the upgrading of asset base.

Capital expenditure
First half
2012	(euro million)	2012	2013	Change	% Ch.

505	Engineering & Construction Offshore	258	202	(56)	(21.7)
66	Engineering & Construction Onshore	14	84	70	..
281	Offshore drilling	199	124	(75)	(37.7)
120	Onshore drilling	63	62	(1)	(1.6)
39	Other expenditure	12	18	6	50.0
1,011		546	490	(56)	(10.3)

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Eni Interim Consolidated Report / Financial review and other information

Profit and loss account1

First half
2012	(euro million)	2012	2013	Change	% Ch.

127,220	Net sales from operations	63,203	59,276	(3,927)	(6.2)
1,546	Other income and revenues	751	370	(381)	(50.7)
(99,976)	Operating expenses	(48,501)	(49,716)	(1,215)	(2.5)
(158)	Other operating income (expense)	(372)	(10)	362	97.3
(13,561)	Depreciation, depletion, amortization and impairments	(5,741)	(4,627)	1,114	19.4
15,071	Operating profit	9,340	5,293	(4,047)	(43.3)
(1,347)	Finance income (expense)	(641)	(601)	40	6.2
2,881	Net income from investments	1,394	674	(720)	(51.6)
16,605	Profit before income taxes	10,093	5,366	(4,727)	(46.8)
(11,661)	Income taxes	(6,054)	(3,928)	2,126	35.1
70.2	Tax rate (%)	60.0	73.2	13.2
4,944	Net profit - continuing operations	4,039	1,438	(2,601)	(64.4)
3,732	Net profit - discontinued operations	259		(259)	..
8,676	Net profit	4,298	1,438	(2,860)	(66.5)
	Attributable to:
7,790	Eni's shareholders:	3,844	1,818	(2,026)	(52.7)
4,200	- continuing operations	3,700	1,818	(1,882)	(50.9)
3,590	- discontinued operations	144		(144)	..
886	Non-controlling interest:	454	(380)	(834)	..
744	- continuing operations	339	(380)	(719)	..
142	- discontinued operations	115		(115)	..

Net profit
In the first half of 2013, net profit attributable to Eni’s shareholders was euro 1,818 million, a decrease of euro 1,882 million, down by 50.9% from the first half of 2012. Operating profit decreased by 43.3% from the first half of 2012 reflecting marketing and operating difficulties at Saipem which translated into operating losses, and a decline in crude oil prices. Net income from investments declined by euro 720 million, reflecting the circumstance that the first half of 2012 results recorded an extraordinary gain at Eni’s interest in Galp (euro 835 million). Furthermore, net profit was negatively impacted by a thirteen percentage point increase in tax rate, due to a higher contribution of profit before income taxes in the Exploration & Production segment which is subject to a larger fiscal take than other Group’s businesses and to the fact that the Company could not recognize any tax-loss carryforward at Saipem.

Adjusted net profit
The Group adjusted net profit attributable to Eni’s shareholders amounted to euro 1,961 million, down by euro 1,872 million from the first half of 2012 (down 48.8%). Excluding Snam’s contribution to continuing operations in the first half of 2012, the decline in the first half of 2013 adjusted net profit was 46.3%, lowering to 35.9% also excluding losses in the Engineering & Construction segment.
Adjusted net profit was calculated by excluding an inventory holding loss which amounted to euro 210 million and special gains of euro 67 million, net of exchange rate derivative instruments reclassified in operating profit as they mainly related to derivative transactions entered into to manage exposure to the exchange

(1) Changes in Group results for the first half of 2013 are calculated with respect to results earned by the Group’s continuing operations in the first half of 2012 considering that at the time Snam was consolidated in the Group accounts and reported as discontinued operations based on IFRS 5. In the circumstances of discontinued operations, the International Financial Reporting Standards require that the profits earned by continuing and discontinued operations are those deriving from transactions external to the Group. Therefore, profits earned by the discontinued operations, in this case the Snam operations, on sales to the continuing operations are eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing or Snam operations, as if they were standalone entities, for past periods or likely to be earned in future periods. Results attributable to individual segments are not affected by this representation as reported at the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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rate risk implicit in commodity pricing formulas (a loss of euro 71 million), which resulted in a net positive adjustment of euro 143 million.

First half
2012	(euro million)	2012	2013	Change	% Ch.

4,200	Net profit attributable to Eni's shareholders - continuing operations	3,700	1,818	(1,882)	(50.9)
(23)	Exclusion of inventory holding (gains) losses	(70)	210
2,953	Exclusion of special items	203	(67)
7,130	Adjusted net profit attributable to Eni's shareholders - continuing operations (a)	3,833	1,961	(1,872)	(48.8)

(a) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".

Special items in operating profit (net charges of euro 31 million) mainly regarded:
(i) the reversal of unutilized provisions accounted for in previous periods reflecting extraordinary charges net of environmental provisions and redundancy incentives;
(ii) minor impairment losses recorded at certain oil&gas properties (euro 39 million being the overall effect) and to write down compliance and stay-in-business capital expenditures incurred in the period at certain assets which were impaired in previous reporting period (euro 41 million);
(iii) net gains on the disposal of certain non strategic upstream assets in the Exploration & Production Division amounting to euro 65 million;
(iv) commodity derivatives recognized through profit as lacking the formal criteria for hedge accounting (euro 54 million);
(v) exchange rate differences and exchange rate derivative instruments reclassified as operating items (losses of euro 71 million).

Non-operating special items included mainly the gains on the divestment of 8% of the share capital in Galp amounting to euro 95 million, of which euro 65 million related to the reversal of the evaluation reserve, and on the divestment of 11.69% of the share capital in Snam amounting to euro 75 million, of which euro 8 million related to the reversal of the evaluation reserve.

The breakdown of adjusted net profit by Division is shown in the table below:

First half
2012	(euro million)	2012	2013	Change	% Ch.

7,426	Exploration & Production	3,708	3,111	(597)	(16.1)
473	Gas & Power	625	(371)	(996)	..
(179)	Refining & Marketing	(253)	(191)	62	24.5
(395)	Versalis	(143)	(136)	7	4.9
1,111	Engineering & Construction	553	(519)	(1,072)	..
(247)	Other activities	(123)	(113)	10	8.1
(976)	Corporate and financial companies	(646)	(278)	368	57.0
661	Impact of unrealized intragroup profit elimination (a)	451	78	(373)
7,874	Adjusted net profit - continuing operations	4,172	1,581	(2,591)	(62.1)
	of which attributable to:
744	- Non-controlling interest	339	(380)	(719)	..
7,130	- Eni's shareholders	3,833	1,961	(1,872)	(48.8)

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

The 48.8% reduction in adjusted net profit reflected lower results mainly reported by the following Divisions:
- Exploration & Production (down by euro 597 million, or 16.1%) driven by lower adjusted operating profit (down by euro 1,926 million, or 20.6%) due to reduced hydrocarbon realizations in dollar terms (down 6.4% on average), lower sold production, and to a lesser extent, negative foreign currency translation effects. These negatives were partly offset by a lower adjusted tax rate (down by approximately 2 percentage points) due to a reduced share of taxable profit reported in countries with higher taxation;
- Gas & Power (down euro 996 million) due to the results reported by the Marketing business declining by approximately euro 1.2 billion from the first half of 2012 when it was reported an operating profit driven by the economic benefits of the renegotiation of gas supply contracts, certain of which with retroactive effects to the beginning of 2011. In addition to this, the drivers of the decline were falling selling margins due to lower selling prices, shrinking electricity margins, lower volumes sold due to weak demand in Italy

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Eni Interim Consolidated Report / Financial review and other information and Europe as well as increasing competition, the effects of which were partly offset by the renegotiations of the supply contracts, some of which are still pending necessarily delaying the recognition of the associated economic effects, and an ongoing recovery at Libyan supplies;
- Engineering & Construction (down euro 1,072 million) which reported losses reflecting marketing and operating difficulties that led management to revise the margin estimates at certain large contracts under completion, in particular for the construction of onshore industrial complexes, against the backdrop of a deteriorating trading environment for the onshore and offshore construction businesses due to lower level of activities driven by current macroeconomic uncertainties.
Those declines were marginally offset by small improvements reported by:
- Refining & Marketing with net losses reduced by euro 62 million (from euro -253 million in the first half of 2012 to euro -191 million in the first half of 2013) due to a better adjusted operating loss (down by euro 40 million) benefiting from a less unfavorable refining scenario mainly in the first quarter of 2013, partly offset by weak demand for refined products. Results also benefited from higher results of equity accounted entities;
- Versalis with net losses reduced by euro 7 million (from euro -143 million in the first half of 2012 to euro -136 million in the first half of 2013), reflecting lower marketed volumes due to weak commodity demand impacted by the current economic downturn as well as declining benchmark cracking margins, the effects of which were more than offset by cost efficiencies and a temporary recovery in the pricing environment recorded in the first quarter of 2013.

In the first half of 2013, Group’s results were achieved in a trading environment characterized by lowering hydrocarbon realizations with a 5.2% decrease of the marker Brent crude price from the first half of 2012. Refining margins showed a 10% decrease from the same period of the previous year, in an extremely volatile trading environment, due to the structural weakness of the refining business adversely impacted by overcapacity, declining demand and high oil-based feedstock costs. In addition narrowing differentials between light and heavy crudes and high cost of oil-linked energy utilities reduced the conversion premium. Spot gas prices in Europe recovered from the level achieved in the first half of 2012 (up 16.8%), although they did not absorb the oil linked long-term supply costs. Pricing competition has been intense taking into account minimum off-take obligations in gas purchase take-or-pay contracts and reduced sales opportunities which led to continued margin pressure. Results were negatively impacted by the depreciation of the US dollar over the euro (down 1.3%).

First half
2012	2012	2013	% Ch.

111.58	Average price of Brent dated crude oil (a)	113.34	107.50	(5.2)
1.285	Average EUR/USD exchange rate (b)	1.296	1.313	1.3
86.83	Average price in euro of Brent dated crude oil	87.45	81.87	(6.4)
4.83	Average European refining margin (c)	4.41	3.97	(10.0)
4.94	Average European refining margin Brent/Ural (c)	4.79	4.03	(15.9)
3.76	Average European refining margin in euro	3.40	3.02	(11.2)
9.48	Price of NBP gas (d)	9.21	10.76	16.8
0.6	Euribor - three-month euro rate (%)	0.9	0.2	(77.8)
0.4	Libor - three-month dollar rate (%)	0.5	0.3	(40.0)

(a) In USD dollars per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

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Eni Interim Consolidated Report / Financial review and other information

Analysis of profit and loss account items

Net sales from operations

First half
2012	(euro million)	2012	2013	Change	% Ch.

35,881	Exploration & Production	17,896	15,618	(2,278)	(12.7)
36,200	Gas & Power	19,993	17,362	(2,631)	(13.2)
62,656	Refining & Marketing	29,501	29,728	227	0.8
6,418	Versalis	3,241	3,063	(178)	(5.5)
12,771	Engineering & Construction	6,013	4,999	(1,014)	(16.9)
119	Other activities	61	48	(13)	(21.3)
1,369	Corporate and financial companies	664	680	16	2.4
(75)	Impact of unrealized intragroup profit elimination	(171)	(27)	144
(28,119)	Consolidation adjustment	(13,995)	(12,195)	1,800
127,220		63,203	59,276	(3,927)	(6.2)

In the first half of 2013, Eni’s net sales from operations (euro 59,276 million) decreased by euro 3,927 million from the first half of 2012 (or down 6.2%) primarily reflecting lower hydrocarbon prices, declines in production and sales, as well as a lower level of activities in the Engineering & Construction segment.

Operating expenses

First half
2012	(euro million)	2012	2013	Change	% Ch.

95,363	Purchases, services and other	46,249	47,149	900	1.9
1,154	of which: - other special item	107	(21)
4,613	Payroll and related costs	2,252	2,567	315	14.0
64	of which: - provision for redundancy incentives	55	19
99,976		48,501	49,716	1,215	2.5

Operating expenses (euro 49,716 million) increased by euro 1,215 million from the first half of 2012, up 2.5%, due to extra operating expenses recorded on certain orders in the Engineering & Construction segment and the fact that expenses in the first half of 2012 benefited from: (i) the elimination upon consolidation of the intercompany costs incurred by continuing operations vs. Snam due to the accounting of the discontinued operations; and (ii) the renegotiation of certain gas supply contracts with retroactive effect to the beginning of 2011. These negatives were partly offset by lower supply costs of oil, gas and petrochemical feedstock reflecting trends in the energy trading environment.
Payroll and related costs increased by euro 315 million, or 14%, from the first half of 2012 mainly due to an increased average number of employees outside Italy.

Depreciation, depletion, amortization and impairments

First half
2012	(euro million)	2012	2013	Change	% Ch.

7,988	Exploration & Production	3,827	3,812	(15)	(0.4)
405	Gas & Power	205	161	(44)	(21.5)
331	Refining & Marketing	165	151	(14)	(8.5)
90	Versalis	43	42	(1)	(2.3)
683	Engineering & Construction	316	356	40	12.7
1	Other activities
65	Corporate and financial companies	33	30	(3)	(9.1)
(25)	Impact of unrealized intragroup profit elimination	(12)	(13)	(1)
9,538	Total depreciation, depletion and amortization	4,577	4,539	(38)	(0.8)
4,023	Impairments	1,164	88	(1,076)	(92.4)
13,561		5,741	4,627	(1,114)	(19.4)

Depreciation, depletion and amortization (euro 4,539 million) were broadly in line with the first half of 2012 (down 0.8%). The increase recorded in the Engineering & Construction business (up euro 40 million, or 12.7%) was due to new vessels and rigs which were brought into operation.

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Impairment charges of euro 88 million mainly regarded oil&gas properties in the Exploration & Production (euro 39 million) as well as compliance and stay-in-business capital expenditure incurred in the period at certain assets which were impaired in previous reporting periods in the Refining & Marketing Division (euro 41 million). The reduction of euro 1,076 million from the first half of 2012 is due to the circumstance that in the first half of 2012 impairments included significant impairment charges of goodwill allocated to the European Market cash generating unit in the Gas & Power Division, impairment losses of refining plants as well as oil&gas properties in the Exploration & Production Division.
The breakdown of impairment charges by Division is shown in the table below:

First half
2012	(euro million)	2012	2013	Change	% Ch.

547	Exploration & Production	91	39	(52)	(57.1)
2,494	Gas & Power	849		(849)	..
843	Refining & Marketing	193	41	(152)	(78.8)
112	Versalis	8	6	(2)	(25.0)
25	Engineering & Construction	21		(21)	..
2	Other activities	2	2
4,023		1,164	88	(1,076)	(92.4)

Operating profit
The breakdown of the reported operating profit by Division is provided below:

First half
2012	(euro million)	2012	2013	Change	% Ch.

18,470	Exploration & Production	9,552	7,436	(2,116)	(22.2)
(3,219)	Gas & Power	(641)	(559)	82	12.8
(1,296)	Refining & Marketing	(674)	(557)	117	17.4
(681)	Versalis	(229)	(278)	(49)	(21.4)
1,442	Engineering & Construction	745	(478)	(1,223)	..
(300)	Other activities	(145)	(193)	(48)	(33.1)
(341)	Corporate and financial companies	(185)	(154)	31	16.8
996	Impact of unrealized intragroup profit elimination	917	76	(841)
15,071	Operating profit	9,340	5,293	(4,047)	(43.3)

Adjusted operating profit
The breakdown of the adjusted operating profit by Division is provided below:

First half
2012	(euro million)	2012	2013	Change	% Ch.

15,071	Operating profit - continuing operations	9,340	5,293	(4,047)	(43.3)
(17)	Exclusion of inventory holding (gains) losses	(86)	336
4,744	Exclusion of special items	1,204	31
19,798	Adjusted operating profit - continuing operations	10,458	5,660	(4,798)	(45.9)
	Breakdown by Division:
18,537	Exploration & Production	9,334	7,408	(1,926)	(20.6)
356	Gas & Power	618	(663)	(1,281)	..
(321)	Refining & Marketing	(366)	(326)	40	10.9
(483)	Versalis	(194)	(145)	49	25.3
1,474	Engineering & Construction	767	(476)	(1,243)	..
(222)	Other activities	(102)	(107)	(5)	(4.9)
(325)	Corporate and financial companies	(179)	(158)	21	11.7
782	Impact of unrealized intragroup profit elimination and other consolidation adjustment	580	127	(453)
19,798		10,458	5,660	(4,798)	(45.9)

In the first half of 2013, Eni’s adjusted operating profit amounted to euro 5,660 million, a decrease of euro 4,798 million from the same period of the previous year (down 45.9%). Adjusted operating profit is calculated by excluding an inventory holding loss of euro 336 million and special charges of euro 31 million.
The decrease was mainly due to a weaker operating performance recorded by the following Divisions:
- Exploration & Production (down euro 1,926 million, or 20.6%) due to lower dollar realizations on hydrocarbons (down 6.4% on average) reflecting lower Brent prices ($107.5 per barrel in the first half of

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2013, down 5.2% from the first half of 2012), lower production sold and the negative effect of the appreciation of the euro over the dollar (up 1.3%);
- Gas & Power (down euro 1,281 million) reflecting the operating loss reported by the Marketing activity driven by sharply lower sale prices in Italy, lower volumes sold reflecting a weak gas demand, a downward trend in electricity sale margins and increasing competitive pressures. In addition, the first half of 2012 benefited from certain price revisions at long-term supply contracts which were retroactive to the beginning of 2011. These negatives were partly offset by the renegotiations of supply contracts, some of which are still pending, necessarily delaying the recognition of the associated economic effects, as well as an ongoing recovery at Libyan supplies.
The International transport business reported a lower operating performance, down by 46.2%;
- Engineering & Construction (down euro 1,243 million) reflecting marketing and operating difficulties that led management to revise the margin estimates for certain large contracts under completion in particular for the construction of onshore industrial complexes, against the backdrop of a deteriorating trading environment for the onshore and offshore construction businesses due to a lower level of activities driven by current macroeconomic uncertainties.

Excluding Snam’s contribution to continuing operations in the first half of 2012 and netting out losses in the Engineering & Construction segment, the Group operating profit would have declined by 33.3% in the first half of 2013.

Finance income (expense)

First half
2012	(euro million)	2012	2013	Change

(929)	Finance income (expense) related to net borrowings	(505)	(400)	105
(980)	- Finance expense on short and long-term debt	(529)	(456)	73
27	- Net interest due to banks	12	24	12
24	- Net income from receivables and securities for non-financing operating activities	12	32	20
(251)	Income (expense) on derivative financial instruments	(200)	(19)	181
(137)	- Derivatives on exchange rate	(141)	(17)	124
(88)	- Derivatives on interest rate	(59)	30	89
(26)	- Derivatives on securities		(32)	(32)
131	Exchange differences, net	151	(89)	(240)
(448)	Other finance income (expense)	(157)	(172)	(15)
69	- Net income from receivables and securities for financing operating activities	35	(43)	(78)
(308)	- Finance expense due to the passage of time (accretion discount)	(172)	(132)	40
(209)	- Other	(20)	3	23
(1,497)		(711)	(680)	31
150	Finance expense capitalized	70	79	9
(1,347)		(641)	(601)	40

In the first half of 2013, net finance expense decreased by euro 40 million to euro 601 million from the first half of 2012, mainly due to lower finance charges (up by euro 105 million) driven by lower interest cots on the Group borrowings on the back of favorable trends in key market benchmarks and gains recognized in connection with fair value evaluation through profit of certain derivative instruments on interest rates (up by euro 89 million) which did not meet the formal criteria to be designated as hedges under IFRS. Negative exchange differences net (down euro 240 million) were partly offset by lower losses on exchange rate derivatives (up euro 124 million) recognized through profit as lacking the formal criteria for hedge accounting.

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Net income from investments
The table below sets forth the breakdown of net income from investments by Division:

First half 2013 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other segments	Group

Share of gains (losses) from equity-accounted investments	78	86	15	11	13	203
Dividends	204		35		67	306
Gains on disposal			4		97	101
Other income (expense), net	1		21		42	64
	283	86	75	11	219	674

In the first half of 2013, net income from investments amounted to euro 674 million and related to: (i) Eni’s share of profit of entities accounted for under the equity-accounting method (euro 203 million), mainly in the Gas & Power and Exploration & Production Divisions; (ii) dividends received from entities accounted for at cost (euro 306 million), mainly relating to Nigeria LNG Ltd; (iii) extraordinary gains on the disposal of Eni’s interest in Snam (euro 75 million) and Galp (euro 95 million).
The table below sets forth a breakdown of net income/loss from investments for the first half of 2013:

First half
2012	(euro million)	2012	2013	Change

278	Share of gains (losses) from equity-accounted investments	342	203	(139)
431	Dividends	156	306	150
349	Gains on disposal	8	101	93
1,823	Other income (expense), net	888	64	(824)
2,881		1,394	674	(720)

The reduction of euro 720 million from the first half of 2012 related to the extraordinary gain (euro 835 million) recorded in the first half of 2012 on Eni’s shareholding in Galp due to the capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder, Sinopec, subscribed for its share of the capital increase by contributing a cash amount which was in excess of the net book value of the interest acquired.

Income taxes

First half
2012	(euro million)	2012	2013	Change

	Profit before income taxes
(723)	Italy	550	(1,131)	(1,681)
17,328	Outside Italy	9,543	6,497	(3,046)
16,605		10,093	5,366	(4,727)
	Income taxes
945	Italy	298	(155)	(453)
10,716	Outside Italy	5,756	4,083	(1,673)
11,661		6,054	3,928	(2,126)
	Tax rate (%)
..	Italy	54.2	..	..
61.8	Outside Italy	60.3	62.8	2.5
70.2		60.0	73.2	13.2

In the first half of 2013, income taxes were euro 3,928 million, down by euro 2,126 million, compared to the first half of 2012.
The reported tax rate increased by 13.2 percentage points due to a higher share of taxable profit reported by subsidiaries in the Exploration & Production Division operating outside Italy which incurred higher-than average tax rate, as well as to the fact that the Company could not recognize any tax-loss carryforward for Saipem losses.
Adjusted tax rate, calculated as ratio of income taxes to net profit before taxes on an adjusted basis, was 72%, increasing from the first half of 2012 (58.8% in the first half of 2012), reflecting the same drivers described above.

Non-controlling interest
Non-controlling interest’s share of loss was euro 380 million and mainly related to Saipem SpA.

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Divisional performance2

Exploration & Production

First half
2012	(euro million)	2012	2013	Change	% Ch.

18,470	Operating profit		9,552	7,436	(2,116)	(22.2)
67	Exclusion of special items:		(218)	(28)
550	- asset impairments		91	39
(542)	- gains on disposal of assets		(351)	(65)
6	- provision for redundancy incentives		8	10
7	- risk provisions
1	- commodity derivatives		1
(9)	- exchange rate differences and derivatives		(14)	(9)
54	- other		47	(3)
18,537	Adjusted operating profit		9,334	7,408	(1,926)	(20.6)
(264)	Net financial income (expense) (a)		(136)	(125)	11
436	Net income (expense) from investments (a)		242	283	41
(11,283)	Income taxes (a)		(5,732)	(4,455)	1,277
60.3	Tax rate (%)		60.7	58.9	(1.8)
7,426	Adjusted net profit		3,708	3,111	(597)	(16.1)
	Results also include:
8,535	- amortization and depreciation		3,918	3,851	(67)	(1.7)
	of which:
1,835	exploration expenditures		903	891	(12)	(1.3)
1,457	- amortization of exploratory drilling expenditures and other		691	730	39	5.6
378	- amortization of geological and geophysical exploration expenses		212	161	(51)	(24.1)
	Average hydrocarbons realizations
102.58	Liquids (b)	($/bbl)	106.53	97.60	(8.93)	(8.4)
7.12	Natural gas	($/mcf)	7.15	7.27	0.12	1.7
73.39	Hydrocarbons	($/boe)	75.10	70.33	(4.77)	(6.4)

(a) Excluding special items.
(b) Includes condensates.

In the first half of 2013, the Exploration & Production Division recorded an adjusted operating profit of euro 7,408 million, decreasing by euro 1,926 million from the first half of 2012 or 20.6% due to lower dollar realizations of oil products (down 8.4%) following the downward trends in the benchmark Brent crude (107.5 $/bbl in the first half of 2013, down 5.2% from the same period a year ago) and a decline in production sale volumes as well as the appreciation of the euro over the dollar (up 1.3%) in the conversion of results of affiliates with the dollar as functional currency.

Special items excluded from adjusted operating profit amounted to a net gain of euro 28 million mainly related to net gains on disposals recorded on certain non strategic assets and impairment losses.

Adjusted net profit decreased by euro 597 million to euro 3,111 million (down 16.1%) from the first half of 2012 due to lower operating performance partly offset by a 1.8 percentage points decline in adjusted tax rate due to a lower share of taxable profit reported in countries with higher taxation.

(2) For a detailed explanation of adjusted operating profit and net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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Gas & Power

First half
2012	(euro million)	2012	2013	Change	% Ch.

(3,219)	Operating profit	(641)	(559)	82	12.8
163	Exclusion of inventory holding (gains) losses	127	(33)
3,412	Exclusion of special items:	1,132	(71)
(2)	- environmental provisions	(3)
2,494	- asset impairments	849
(3)	- gains on disposals of assets	(1)
831	- risk provisions	77	(102)
5	- provisions for redundancy incentives	4	1
	- commodity derivatives		54
(51)	- exchange rate differences and derivatives	200	(39)
138	- other	6	15
356	Adjusted operating profit	618	(663)	(1,281)	..
47	Marketing	434	(761)	(1,195)	..
309	International transport	184	98	(86)	(46.7)
29	Net finance income (expense) (a)	8	11	3
261	Net income (expense) from investments (a)	187	86	(101)
(173)	Income taxes (a)	(188)	195	383
26.8	Tax rate (%)	23.1	..
473	Adjusted net profit	625	(371)	(996)	..

(a) Excluding special items.

In the first half of 2013, the Gas & Power Division reported an adjusted operating loss of euro 663 million as compared to a euro 618 million profit recorded in the first half of 2012. The Marketing business reported an adjusted operating loss of euro 761 million with a decline of approximately euro 1.2 billion from the first half of 2012 which have been driven by sharply lower sale prices in Italy, lower volumes sold reflecting a weak gas demand, a downward trend in electricity sale margins and increasing competitive pressures. Furthermore, the first half of 2012 benefited from certain price revisions at long-term supply contracts which were retroactive to the beginning of 2011. These negatives were partly offset by the benefits associated with the renegotiations of supply contracts, some of which are still pending necessarily delaying the recognition of the associated economic effects, as well as an ongoing recovery in Libyan supplies. International transport results declined by 46.7%.

Adjusted operating loss excludes special items of euro 71 million relating mainly to commodity derivatives (euro 54 million) and the reporting within operating income of exchange rate differences and derivatives entered to hedge exchange rate risks in commodity pricing formulas (a gain of euro 39 million) as well as the reversal of unutilized provisions accounted for in previous periods reflecting extraordinary charges (euro 102 million).

Adjusted net loss for the first half of 2013 was euro 371 million, an increase of euro 996 million from the first half of 2012 due to a lower operating performance and lower income from investment due to the divestment of Galp.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

First half
2012	(euro million)	2012	2013	Change	% Ch.

1,316	Pro-forma EBITDA adjusted	1,186	(300)	(1,486)	..
858	Marketing	921	(471)	(1,392)	..
458	International transport	265	171	(94)	(35.5)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and

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Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

First half
2012	(euro million)	2012	2013	Change	% Ch.

(1,296)	Operating profit	(674)	(557)	117	17.4
(29)	Exclusion of inventory holding (gains) losses	106	195
1,004	Exclusion of special items:	202	36
40	- environmental provisions	7	16
846	- asset impairments	193	41
5	- gains on disposal of assets	1	(2)
49	- risk provisions	(13)
19	- provisions for redundancy incentives	24	4
	- commodity derivatives		(2)
(8)	- exchange rate differences and derivatives	(15)	(19)
53	- other	5	(2)
(321)	Adjusted operating profit	(366)	(326)	40	10.9
(11)	Net finance income (expense) (a)	(6)	(2)	4
63	Net income (expenses) from investments (a)	17	50	33
90	Income taxes (a)	102	87	(15)
..	Tax rate (%)	..	..
(179)	Adjusted net profit	(253)	(191)	62	24.5

(a) Excluding special items.

In the first half of 2013, the Refining & Marketing division reported an adjusted operating loss amounting to euro 326 million reflecting weak refining margins due to poor industry fundamentals and reduced demand. As compared to the same period a year ago loss improved by euro 40 million or 10.9% due to a better refining scenario in the first quarter of 2013 and efficiency enhancement measures. In the first half of 2013 the scenario was characterized by shrinking price differentials between light and heavy crudes dragging down the profitability at Eni’s complex refineries.
Marketing results declined reflecting the decrease in sales dragged down by lower demand for fuels and mounting competitive pressures.

Special charges excluded from adjusted operating loss amounted to euro 36 million and mainly related to impairment charges (euro 41 million) which were incurred to write down compliance and stay-in-business capital expenditure incurred in the period at certain assets which were impaired in previous reporting periods, environmental charges (euro 16 million) and the reclassification to operating income of exchange rate differences and derivatives incurred in the management of exchange rate risk included in pricing formulas for commodities (euro 19 million).

Adjusted net loss was euro 191 million, an improvement of euro 62 million from the first half of 2012 mainly due to a lower loss and improved results of equity-accounted entities.

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Versalis

First half
2012	(euro million)	2012	2013	Change	% Ch.

(681)	Operating profit	(229)	(278)	(49)	(21.4)
63	Exclusion of inventory holding (gains) losses	18	123
135	Exclusion of special items:	17	10
	- environmental provisions	1	2
18	- risk provisions		4
112	- asset impairments	8	6
1	- gains on disposal of assets
14	- provisions for redundancy incentives	9	1
1	- commodity derivates		1
(11)	- exchange rate differences and derivatives	(1)	(4)
(483)	Adjusted operating profit	(194)	(145)	49	25.3
(3)	Net finance income (expense) (a)	(2)	(1)	1
2	Net income (expenses) from investments (a)	1	(1)	(2)
89	Income taxes (a)	52	11	(41)
(395)	Adjusted net profit	(143)	(136)	7	4.9

(a) Excluding special items.

In the first half of 2013, Versalis reported an adjusted operating loss of euro 145 million, reducing by euro 49 million from the first half of 2012. The loss was driven by lowering sales volumes due to weak demand for commodities in the wake of the downturn and declining margins led by the benchmark margin on cracking. This dynamic was offset by cost reductions and a temporary improvement in the pricing environment in the fist quarter of 2013.

Special charges excluded from adjusted operating loss of euro 10 million related mainly to the write-off of expenditures incurred in the period relating to marginal business lines which were impaired in previous reporting periods due to lack of profitability prospects as well as provisions for risks and redundancy incentives.

Adjusted net loss of euro 136 million, improved by euro 7 million in the first half of 2012.

Engineering & Construction

First half
2012	(euro million)	2012	2013	Change	% Ch.

1,442	Operating profit	745	(478)	(1,223)	..
32	Exclusion of special items:	22	2
25	- asset impairments	21
3	- gains on disposal of assets	1	1
7	- provisions for redundancy incentives	1
(3)	- commodity derivatives	(1)	1
1,474	Adjusted operating profit	767	(476)	(1,243)	..
(7)	Net finance income (expense) (a)	(4)	(2)	2
55	Net income (expenses) from investments (a)	22	11	(11)
(411)	Income taxes (a)	(232)	(52)	180
27.0	Tax rate (%)	29.6	..
1,111	Adjusted net profit	553	(519)	(1,072)	..

(a) Excluding special items.

The Engineering & Construction segment reported an adjusted operating loss amounting to euro 476 million, down by euro 1,243 million from the first half of 2012. This decline reflected marketing and operating difficulties that led management to revise the margin estimates for certain large contracts under completion in particular for the construction of onshore industrial complexes, against the backdrop of a deteriorating trading environment for the onshore and offshore construction businesses due to a lower level of activities driven by current macroeconomic uncertainties.

The magnitude of adjusted net loss was similar to the one registered on operating basis (minus euro 519 million in the first half) in the absence of any tax-loss carry forward.

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Other activities3

First half
2012	(euro million)	2012	2013	Change	% Ch.

(300)	Operating profit	(145)	(193)	(48)	(33.1)
78	Exclusion of special items:	43	86
25	- environmental provisions	34	36
2	- asset impairments	2	2
(12)	- gains on disposals of assets	(11)
35	- risk provisions	4	23
2	- provisions for redundancy incentives	1	1
26	- other	13	24
(222)	Adjusted operating profit	(102)	(107)	(5)	(4.9)
(24)	Net financial income (expense) (a)	(21)	(6)	15
(1)	Net income (expense) from investments (a)
	Income taxes (a) (b)
(247)	Adjusted net profit	(123)	(113)	10	8.1

(a) Excluding special items.
(b) Deferred tax assets relating to Syndal losses are recognized by the parent company Eni SpA based on intercompany agreements which regulate the Italian consolidated accounts for tax purposes.

Corporate and financial companies

First half
2012	(euro million)	2012	2013	Change	% Ch.

(341)	Operating profit	(185)	(154)	31	16.8
16	Exclusion of special items:	6	(4)
11	- provisions for redundancy incentives	8	2
5	- risk provisions
	- other	(2)	(6)
(325)	Adjusted operating profit	(179)	(158)	21	11.7
(865)	Net financial income (expense) (a)	(649)	(357)	292
99	Net income (expense) from investments (a)		43	43
115	Income taxes (a)	182	194	12
(976)	Adjusted net profit	(646)	(278)	368	57.0

(a) Excluding special items.

(3) Not including Snam results.

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NON-GAAP measures
Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.
The following is a description of items that are excluded from the calculation of adjusted results.
Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.
Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.
Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.
For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

Eni Interim Consolidated Report / Financial review and other information

First half 2013 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	7,436	(559)	(557)	(278)	(478)	(154)	(193)	76	5,293
Exclusion of inventory holding (gains) losses		(33)	195	123				51	336

Exclusion of special items:
- environmental charges			16	2			36		54
- asset impairments	39		41	6			2		88
- gains on disposal of assets	(65)		(2)		1				(66)
- risk provisions		(102)		4			23		(75)
- provision for redundancy incentives	10	1	4	1		2	1		19
- commodity derivatives		54	(2)	1	1				54
- exchange rate differences and derivatives	(9)	(39)	(19)	(4)					(71)
- other	(3)	15	(2)			(6)	24		28

Special items of operating profit	(28)	(71)	36	10	2	(4)	86		31

Adjusted operating profit	7,408	(663)	(326)	(145)	(476)	(158)	(107)	127	5,660
Net finance (expense) income (a)	(125)	11	(2)	(1)	(2)	(357)	(6)		(482)
Net income (expense) from investments (a)	283	86	50	(1)	11	43			472
Income taxes (a)	(4,455)	195	87	11	(52)	194		(49)	(4,069)

Tax rate (%)	58.9								72.0
Adjusted net profit	3,111	(371)	(191)	(136)	(519)	(278)	(113)	78	1,581

of which attributable to:
- non-controlling interest									(380)
- Eni’s shareholders									1,961

Reported net profit attributable to Eni’s shareholders									1,818

Exclusion of inventory holding (gains) losses									210
Exclusion of special items									(67)

Adjusted net profit attributable to Eni’s shareholders									1,961

(a) Excluding special items.

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Eni Interim Consolidated Report / Financial review and other information

First half 2012							Other activities(a)				Discontinued operations			Continuing operations

(euro million)	Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	Group	Snam	Consolidation adjustments	TOTAL

Reported operating profit	9,552	(641)	(674)	(229)	745	(185)	1,076	(145)	421	9,920	(1,076)	496	(580)	9,340
Exclusion of inventory holding (gains) losses		127	106	18					(337)	(86)				(86)

Exclusion of special items:
- environmental charges		(3)	7	1			11	34		50	(11)		(11)	39
- asset impairments	91	849	193	8	21			2		1,164				1,164
- gains on disposal of assets	(351)	(1)	1		1		(3)	(11)		(364)	3		3	(361)
- risk provisions		77	(13)					4		68				68
- provision for redundancy incentives	8	4	24	9	1	8	1	1		56	(1)		(1)	55
- commodity derivatives	1				(1)
- exchange differences and derivatives	(14)	200	(15)	(1)						170				170
- other	47	6	5			(2)		13		69				69

Special items of operating profit	(218)	1,132	202	17	22	6	9	43		1,213	(9)		(9)	1,204

Adjusted operating profit	9,334	618	(366)	(194)	767	(179)	1,085	(102)	84	11,047	(1,085)	496	(589)	10,458
Net finance (expense) income (b)	(136)	8	(6)	(2)	(4)	(649)	7	(21)		(803)	(7)		(7)	(810)
Net income (expense) from investments (b)	242	187	17	1	22		23			492	(23)		(23)	469
Income taxes (b)	(5,732)	(188)	102	52	(232)	182	(446)		(37)	(6,299)	446	(92)	354	(5,945)

Tax rate (%)	60.7	23.1	..		29.6		40.0			58.7				58.8
Adjusted net profit	3,708	625	(253)	(143)	553	(646)	669	(123)	47	4,437	(669)	404	(265)	4,172

of which attributable to:
- non-controlling interest										454			(115)	339
- Eni’s shareholders										3,983			(150)	3,833

Reported net profit attributable to Eni’s shareholders										3,844			(144)	3,700

Exclusion of inventory holding (gains) losses										(70)				(70)
Exclusion of special items										209			(6)	203

Adjusted net profit attributable to Eni’s shareholders										3,983			(150)	3,833

(a) Following the announced divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities " and accounted as discontinued operations.
(b) Excluding special items.

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Eni Interim Consolidated Report / Financial review and other information

2012							Other activities(a)				Discontinued operations			Continuing operations

(euro million)	Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	Group	Snam	Consolidation adjustments	TOTAL

Reported operating profit	18,470	(3,219)	(1,296)	(681)	1,442	(341)	1,679	(300)	208	15,962	(1,679)	788	(891)	15,071
Exclusion of inventory holding (gains) losses		163	(29)	63					(214)	(17)				(17)

Exclusion of special items:
- environmental charges		(2)	40				71	25		134	(71)		(71)	63
- asset impairments	550	2,494	846	112	25			2		4,029				4,029
- gains on disposal of assets	(542)	(3)	5	1	3		(22)	(12)		(570)	22		22	(548)
- risk provisions	7	831	49	18		5		35		945				945
- provisions for redundancy incentives	6	5	19	14	7	11	2	2		66	(2)		(2)	64
- commodity derivatives	1			1	(3)					(1)				(1)
- exchange rate differences and derivatives	(9)	(51)	(8)	(11)						(79)				(79)
- other	54	138	53					26		271				271

Special items of operating profit	67	3,412	1,004	135	32	16	51	78		4,795	(51)		(51)	4,744

Adjusted operating profit	18,537	356	(321)	(483)	1,474	(325)	1,730	(222)	(6)	20,740	(1,730)	788	(942)	19,798
Net finance (expense) income (b)	(264)	29	(11)	(3)	(7)	(865)	(54)	(24)		(1,199)	54		54	(1,145)
Net income from investments (b)	436	261	63	2	55	99	38	(1)		953	(38)		(38)	915
Income taxes (b)	(11,283)	(173)	90	89	(411)	115	(712)		2	(12,283)	712	(123)	589	(11,694)

Tax rate (%)	60.3	26.8	..		27.0		41.5			59.9				59.8
Adjusted net profit	7,426	473	(179)	(395)	1,111	(976)	1,002	(247)	(4)	8,211	(1,002)	665	(337)	7,874

of which attributable to:
- non-controlling interest										886			(142)	744
- Eni's shareholders										7,325			(195)	7,130

Reported net profit attributable to Eni's shareholders										7,790			(3,590)	4,200

Exclusion of inventory holding (gains) losses										(23)				(23)
Exclusion of special items										(442)			3,395	2,953

Adjusted net profit attributable to Eni's shareholders										7,325			(195)	7,130

(a) Following the divestment, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b) Excluding special items.

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Eni Interim Consolidated Report / Financial review and other information

Breakdown of special items

First half
2012	(euro million)	2012	2013

4,795	Special items of operating profit	1,213	31
134	- environmental charges	50	54
4,029	- assets impairments	1,164	88
(570)	- gains on disposal of assets	(364)	(66)
945	- risk provisions	68	(75)
66	- provisions for redundancy incentives	56	19
(1)	- commodity derivatives		54
(79)	- exchange rate differences and derivatives	170	(71)
271	- other	69	28
202	Net finance (income) expense	(169)	119
	of which:
79	- exchange rate differences and derivatives	(170)	71
(5,408)	Net income from investments	(897)	(202)
	of which:
(2,354)	gains on disposal of assets	(7)	(174)
(311)	of which: Galp		(95)
(2,019)	of which: Snam		(75)
(3,151)	gains on investment revaluation	(835)
(1,700)	of which: Galp	(835)
(1,451)	of which: Snam
156	impairments
(31)	Income taxes	62	(15)
	of which:
803	- deferred tax liabilities on Italian subsidiaries
147	- re-allocation of tax impact on Eni SpA dividends and other special items	16	90
(981)	- taxes on special items of operating profit	46	(105)
(442)	Total special items of net profit	209	(67)

Breakdown of impairments

First half
2012	(euro million)	2012	2013	Change

2,679	Asset impairment	315	136	(179)
1,347	Goodwill impairment	849		(849)
(3)	Revaluations		(48)	(48)
4,023	Sub total	1,164	88	(1,076)
6	Impairment of losses on receivables related to non-recurring activities
4,029	Impairments	1,164	88	(1,076)

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Eni Interim Consolidated Report / Financial review and other information

Summarized Group Balance Sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(euro million)	Dec. 31, 2012	June 30, 2013	Change

Fixed assets
Property, plant and equipment	63,466	64,441	975
Inventories - Compulsory stock	2,538	2,359	(179)
Intangible assets	4,487	4,533	46
Equity-accounted investments and other investments	9,347	7,337	(2,010)
Receivables and securities held for operating purposes	1,457	1,474	17
Net payables related to capital expenditure	(1,142)	(1,274)	(132)
	80,153	78,870	(1,283)
Net working capital
Inventories	8,496	8,035	(461)
Trade receivables	19,966	20,324	358
Trade payables	(14,993)	(13,200)	1,793
Tax payables and provisions for net deferred tax liabilities	(3,204)	(3,064)	140
Provisions	(13,603)	(13,180)	423
Other current assets and liabilities	2,473	1,845	(628)
	(865)	760	1,625
Provisions for employee post-retirement benefits	(1,374)	(1,400)	(26)
Assets held for sale including related liabilities	155	107	(48)
CAPITAL EMPLOYED, NET	78,069	78,337	268
Eni shareholders' equity	59,060	58,977	(83)
Non-controlling interest	3,498	2,868	(630)
Shareholders’ equity	62,558	61,845	(713)
Net borrowings	15,511	16,492	981
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	78,069	78,337	268

(a) For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes".

Fixed assets
Fixed assets amounted to euro 78,870 million, representing a decrease of euro 1,283 million from December 31, 2012, reflecting the reduction of the line-item "Equity accounted investments and other investments" following the disposal of Snam and Galp and of depreciation, depletion, amortization and impairment charges (euro 4,627 million). These declines were partly offset by capital expenditure incurred in the period (euro 5,931 million).

Net working capital
Net working capital amounted to euro 760 million, representing an increase of euro 1,625 million mainly due to an increased imbalance between trade payables and receivables (up by euro 2,151 million.) This also reflected a lower amount of trade receivables transferred to financial institutions, and the utilization of acquired provisions (down by euro 423 million). Additionally, the reduction in "Inventories" (down euro 461 million) was driven by the effect of declining prices for hydrocarbons in the evaluation of stocks at the weighted-average cost for inventory accounting.

Assets held for sale including related liabilities
Net assets held for sale including related liabilities (euro 107 million) referred to non strategic assets in the Exploration & Production, Gas & Power and Refining & Marketing Divisions.

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Eni Interim Consolidated Report / Financial review and other information

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out a benchmarking analysis with industry standards.

(euro million)	Dec. 31, 2012	June 30, 2013	Change

Total debt:	24,463	24,575	112
- Short-term debt	5,184	5,731	547
- Long-term debt	19,279	18,844	(435)
Cash and cash equivalents	(7,765)	(7,850)	(85)
Securities held for non-operating purposes	(34)	(11)	23
Financing receivables for non-operating purposes	(1,153)	(222)	931
Net borrowings	15,511	16,492	981
Shareholders' equity including non-controlling interest	62,558	61,845	(713)
Leverage	0.25	0.27	0.02

Net borrowings as of June 30, 2013, amounted to euro 16,492 million and increased by euro 981 million from December 31, 2012, due to payment of the balance of Eni dividends for 2012 and requirements for capital expenditure and investments and a lower amount of trade receivables transferred to financing institutions (down by euro 335 million), partly offset by cash flows from operations and gains on the divestment of Snam and Galp.

Total debt amounted to euro 24,575 million, of which euro 5,731 million were short-term (including the portion of long-term debt due within 12 months equal to euro 2,827 million) and euro 18,844 million were long-term.

The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage – was 0.27 at June 30, 2013 (0.25 as of December 31, 2012).

Comprehensive income

(euro million)	First half
2012	2013

Net profit	4,298	1,438
Other items of comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	1,147	156
Fair value evaluation of Eni's interest in Galp and Snam		(100)
Change in the fair value of cash flow hedging derivatives	(25)	3
Change in the fair value of available-for-sale securities	8	(2)
Share of "Other comprehensive income" on equity-accounted entities	8	2
Taxation	8
	1,146	59
Total comprehensive income	5,444	1,497
Attributable to:
- Eni's shareholders	4,962	1,889
- Non-controlling interest	482	(392)

Contents

Eni Interim Consolidated Report / Financial review and other information

Changes in shareholders’ equity

(euro million)

Shareholders’ equity at December 31, 2012		62,558
Total comprehensive income	1,497
Dividends distributed to Eni’s shareholders	(1,956)
Dividends distributed by consolidated subsidiaries	(214)
Non-controlling interest due to changes in consolidation	(14)
Acquisition of non-controlling interest relating to Tigaz Zrt	(26)
Total changes		(713)
Shareholders’ equity at June 30, 2013		61,845
Attributable to:
- Eni's shareholders		58,977
- Non-controlling interest		2,868

Shareholders’ equity including non-controlling interest was euro 61,845 million, representing a decrease of euro 713 million from December 31, 2012. This was due to comprehensive income for the period (euro 1,497 million) as a result of net profit (euro 1,438 million) and foreign currency translation differences (euro 156 million), more than offset by dividend payments to Eni’s shareholders and other changes for euro 2,210 million (being the balance dividend for the full year 2012 to Eni’s shareholders of euro 1,956 million and including dividends paid to non-controlling interest of Saipem and other subsidiaries).

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Eni Interim Consolidated Report / Financial review and other information

Summarized Group cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement (a)

First half
2012	(euro million)	2012	2013	Change

4,944	Net profit - continuing operations	4,039	1,438	(2,601)
	Adjustments to reconcile net profit to net cash provided by operating activities:
11,349	- depreciation, depletion and amortization and other non-monetary items	4,515	4,614	99
(875)	- net gains on disposal of assets	(370)	(168)	202
11,925	- dividends, interest, taxes and other changes	6,270	3,926	(2,344)
(3,373)	Changes in working capital related to operations	(293)	(23)	270
(11,614)	Dividends received, taxes paid, interest (paid) received during the period	(5,821)	(5,035)	786
12,356	Net cash provided by operating activities - continuing operations	8,340	4,752	(3,588)
15	Net cash provided by operating activities - discontinued operations	82		(82)
12,371	Net cash provided by operating activities	8,422	4,752	(3,670)
(12,761)	Capital expenditure - continuing operations	(5,647)	(5,931)	(284)
(756)	Capital expenditure - discontinued operations	(493)		493
(13,517)	Capital expenditure	(6,140)	(5,931)	209
(569)	Investments and purchase of consolidated subsidiaries and businesses	(306)	(176)	130
6,014	Disposals	774	2,465	1,691
(136)	Other cash flow related to capital expenditure, investments and disposals	(574)	36	610
4,163	Free cash flow	2,176	1,146	(1,030)
(83)	Borrowings (repayment) of debt related to financing activities (b)	(336)	954	1,290
5,947	Changes in short and long-term financial debt	3,577	211	(3,366)
(3,746)	Dividends paid and changes in non-controlling interests and reserves	(2,280)	(2,192)	88
(16)	Effect of changes in consolidation and exchange differences	3	(34)	(37)
6,265	NET CASH FLOW FOR THE PERIOD	3,140	85	(3,055)

Changes in net borrowings

First half
2012	(euro million)	2012	2013	Change

4,163	Free cash flow	2,176	1,146	(1,030)
(2)	Net borrowings of acquired companies	(2)	(6)	(4)
12,446	Net borrowings of divested companies	(3)		3
(340)	Exchange differences on net borrowings and other changes	1,232	71	(1,161)
(3,746)	Dividends paid and changes in non-controlling interest and reserves	(2,280)	(2,192)	88
12,521	CHANGE IN NET BORROWINGS	1,123	(981)	(2,104)

(a) For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flow to Statutory Schemes".
(b) This item includes investments in certain financial instruments not related to operations (securities, escrow accounts) to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial instruments are netted against finance debt in determining net borrowings. Cash flows of such investments/disposals were as follows:
First half
2012	(euro million)	2012	2013	Change

	Financing investments:
	- securities
(1,131)	- financing receivables	(350)	(142)	208
(1,131)		(350)	(142)	208
	Disposal of financing investments:
4	- securities	7	22	15
1,044	- financing receivables	7	1,074	1,067
1,048		14	1,096	1,082
(83)	Cash flows of financial investments not related to operation	(336)	954	1,290

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Eni Interim Consolidated Report / Financial review and other information

Net cash provided by operating activities amounting to euro 4,752 million and cash generated from disposals of euro 2,465 million partly funded cash outflows relating to capital expenditure totaling euro 5,931 million and investments (euro 176 million) and dividend payments and other changes amounting to euro 2,192 million (euro 1,956 million of which related to the balance dividend paid to Eni’s shareholders). The remaining part (euro 211 million) related to other dividend payments to non-controlled interests, mainly from Saipem. These flows increased the Group’s net debt by euro 981 million from December 31, 2012.
Net cash provided by operating activities was negatively affected by fewer receivables, which were due beyond the end of the reporting period, being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (down by euro 335 million; from euro 2,203 million as of December 2012 to euro 1,868 million as of June 30, 2013).

Proceeds from disposals largely related to the divestment of the 11.69% interest in the share capital of Snam (euro 1,459 million), the 8% interest in the share capital of Galp (euro 810 million) and other non strategic assets in the Exploration & Production Division.

Capital expenditure

First half
2012	(euro million)	2012	2013	Change	% Ch.

10,307	Exploration & Production	4,455	4,893	438	9.8
43	- acquisition of proved and unproved properties	27
1,850	- exploration	826	944
8,304	- development	3,568	3,907
110	- other expenditure	34	42
225	Gas & Power	85	85
212	- marketing	78	76
13	- international transport	7	9
842	Refining & Marketing	290	210	(80)	(27.6)
622	- refining, supply and logistics	243	163
220	- marketing	47	47
172	Versalis	66	111	45	68.2
1,011	Engineering & Construction	546	490	(56)	(10.3)
14	Other activities	8	5	(3)	(37.5)
152	Corporate and financial companies	54	107	53	98.1
38	Impact of unrealized intragroup profit elimination	143	30	(113)
12,761	Capital expenditure - continuing operations	5,647	5,931	284	5.0
756	Capital expenditure - discontinued operations	493		(493)	..
13,517	Capital expenditure	6,140	5,931	(209)	(3.4)

In the first half of 2013, capital expenditure amounting to euro 5,931 million related mainly to:
- development activities deployed mainly in Norway, the United States, Angola, Italy, Congo, Kazakhstan and Nigeria, and exploratory activities of which 97% was spent outside Italy, primarily in Mozambique, Togo, Congo, Angola and China as well as acquisition of new licenses in the Republic of Cyprus and in Vietnam;
- upgrading of the fleet used in the Engineering & Construction segment (euro 490 million);
- refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries (euro 163 million), as well as realization and upgrading of the refined product retail network in Italy and the rest of Europe (euro 47 million);
- initiatives to improve flexibility of the combined cycle power plants (euro 43 million).

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Eni Interim Consolidated Report / Financial review and other information

Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes

Summarized Group Balance Sheet

(euro million)	Dec. 31, 2012	June 30, 2013

Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment			63,466		64,441
Inventories - Compulsory stock			2,538		2,359
Intangible assets			4,487		4,533
Equity-accounted investments and other investments			9,347		7,337
Receivables and securities held for operating activities	(see note 5 and note 11)		1,457		1,474
Net payables related to capital expenditure, made up of:			(1,142)		(1,274)
- receivables related to capital expenditure/disposals	(see note 5)	209		212
- receivables related to capital expenditure/disposals	(see note 13)	752		720
- payables related to capital expenditure	(see note 15)	(2,103)		(2,206)
Total fixed assets			80,153		78,870
Net working capital
Inventories			8,496		8,035
Trade receivables	(see note 5)		19,966		20,324
Trade payables	(see note 15)		(14,993)		(13,200)
Tax payables and provisions for net deferred tax liabilities, made up of:			(3,204)		(3,064)
- income tax payables		(1,622)		(1,066)
- other tax payables		(2,162)		(2,860)
- deferred tax liabilities		(6,740)		(6,775)
- other tax liabilities	(see note 21)	(1)
- current tax assets		771		758
- other current tax assets		1,230		1,045
- deferred tax assets		5,027		5,485
- other tax assets	(see note 13)	293		349
Provisions			(13,603)		(13,180)
Other current assets and liabilities:			2,473		1,845
- securities held for operating purposes	(see note 4)	201		202
- receivables for operating purposes	(see note 5)	440		472
- other receivables	(see note 5)	6,751		7,107
- other (current) assets		1,624		1,391
- other receivables and other assets	(see note 13)	3,355		2,772
- advances, other payables	(see note 15)	(6,485)		(6,937)
- other (current) liabilities		(1,437)		(1,221)
- other payables and other liabilities	(see note 21)	(1,976)		(1,941)
Total net working capital			(865)		760
Provisions for employee post-retirement benefits			(1,374)		(1,400)
Discontinued operations and assets held for sale including related liabilities			155		107
made up of:
- assets held for sale		516		486
- liabilities related to assets held for sale		(361)		(379)
CAPITAL EMPLOYED, NET			78,069		78,337
Shareholders' equity including non-controlling interest			62,558		61,845
Net borrowings
Total debt, made up of:			24,463		24,575
- long-term debt		19,279		18,844
- current portion of long-term debt		2,961		2,827
- short-term financial liabilities		2,223		2,904
less:
Cash and cash equivalents			(7,765)		(7,850)
Securities held for non-operating purposes	(see note 4)		(34)		(11)
Financing receivables for non-operating purposes	(see note 5)		(1,153)		(222)
Total net borrowings (a)			15,511		16,492
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			78,069		78,337

(a) For details on net borrowings see also note 18 to the condensed consolidated interim financial statements.

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Eni Interim Consolidated Report / Financial review and other information

Summarized Group Cash Flow Statement

(euro million)	First half 2012	First half 2013

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Net profit		4,039		1,438
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization and other non-monetary items		4,515		4,614
- depreciation, depletion and amortization	4,577		4,539
- impairment of tangible and intangible assets, net	1,164		88
- share of profit (loss) of equity-accounted investments	(342)		(203)
- other net changes	(898)		175
- net changes in the provisions for employee benefits	14		15
Net gains on disposal of assets		(370)		(168)
Dividends, interest, income taxes and other changes		6,270		3,926
- dividend income	(156)		(306)
- interest income	(48)		(67)
- interest expense	420		371
- income taxes	6,054		3,928
Changes in working capital related to operations		(293)		(23)
- inventory	(621)		660
- trade receivables	605		(382)
- trade payables	(1,098)		(1,812)
- provisions for contingencies	331		(298)
- other assets and liabilities	490		1,809
Dividends received, taxes paid, interest (paid) received during the period		(5,821)		(5,035)
- dividend received	474		409
- interest received	25		58
- interest paid	(542)		(693)
- income taxes paid, net of tax receivables received	(5,778)		(4,809)
Net cash provided by operating activities - continuing operations		8,340		4,752
Net cash provided by operating activities - discontinued operations		82
Net cash provided by operating activities		8,422		4,752
Capital expenditure		(6,140)		(5,931)
- tangible assets	(5,086)		(4,886)
- intangible assets	(1,054)		(1,045)
Investments and purchase of consolidated subsidiaries and businesses		(306)		(176)
- investments	(128)		(148)
- consolidated subsidiaries and businesses	(178)		(28)
Disposals		774		2,465
- tangible assets	727		186
- intangible assets	30		4
- changes in consolidated subsidiaries and businesses	(2)
- investments	19		2,275
Other cash flow related to capital expenditure, investments and disposals		(574)		36
- securities			(18)
- financing receivables	(608)		(524)
- change in payables and receivables relating to investments and capitalized depreciation	(305)		139
reclassification: purchase of securities and financing receivables for non-operating purposes	350		142
- disposal of securities	32		27
- disposal of financing receivables	332		1,315
- change in payables and receivables	(361)		51
reclassification: disposal of securities and financing receivables held for non-operating purposes	(14)		(1,096)
Free cash flow		2,176		1,146

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Eni Interim Consolidated Report / Financial review and other information

Continued Summarized Group Cash Flow Statement

(euro million)	First half 2012	First half 2013

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Free cash flow		2,176		1,146
Borrowings (repayment) of debt related to financing activities		(336)		954
reclassification: purchase of securities and financing receivables held for non-operating purposes	(350)		(142)
reclassification: disposal of securities and financing receivables held for non-operating purposes	14		1,096
Changes in short and long-term finance debt		3,577		211
- proceeds from long-term finance debt	4,812		2,594
- payments of long-term finance debt	(681)		(3,253)
- increase (decrease) in short-term finance debt	(554)		870
Dividends paid and changes in non-controlling interest and reserves		(2,280)		(2,192)
- net capital contributions/payments by/to non-controlling interest
- dividends paid by Eni to shareholders	(1,884)		(1,956)
- dividends paid to non-controlling interest	(414)		(211)
- acquisition of additional interest in consolidated subsidiaries	(4)		(25)
- treasury shares sold by consolidated subsidiaries	22
Effect of exchange differences on cash and cash equivalents		9		(19)
Effect of changes in consolidation area (inclusion/exclusion of significant/insignificant subsidiaries)		(6)		(15)
NET CASH FLOW FOR THE PERIOD		3,140		85

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Eni Interim Consolidated Report / Financial review and other information

Risk factors and uncertainties

Foreword

The main risks that the Company is facing and actively monitoring and managing are: (i) the market risk deriving from exposure to fluctuations in commodity prices, interest rates, foreign currency exchange rates; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (iv) the Country risk in the upstream business; (v) operational risks; (vi) risks of the competitive environment, particularly in the natural gas market; (vii) the specific risks of the exploration and production of hydrocarbons. Management of financial risks is based on guidelines issued centrally aiming at adapting and coordinating Eni policies on financial risks matters ("Guidelines on financial risks management and control"). The basis of this policy is the pooled and integrated management of commodity risks and the development of asset backed trading activities for optimizing Eni’s exposure to such risks.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International, Eni Finance USA and Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular Eni SpA and Eni Finance International manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies are managed by the parent company, including the negotiation of emission trading certificates. The commodity risk of each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by the Midstream Department, while Eni Trading & Shipping executes the negotiation of commodity derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the Euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted.
The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon, or in accordance with value at risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e. potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of value at risk, pooling Group companies’ risk positions.

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Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department.
Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of value at risk and stop loss in connection with exposure deriving from commercial activities and from Asset Backed Trading activities as well as exposure deriving from proprietary trading executed by the subsidiary Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools the Midstream Department requests for negotiating commodity derivatives and execute them on the marketplace.
Following the cash inflow from the disposal of the Snam group, Eni decided to retain a cash reserve according to the provisions of the financial plan on the safeguard of assets, cash availability and optimization of return from strategic cash. The management of strategic cash represents for Eni a new type of market risk, i.e. the price risk of strategic cash. This type of risk is part of the management of strategic cash pursued through transactions on own risk in view of optimizing financial returns, while respecting authorized risk levels, safeguarding the Company’s assets and retaining quick access to liquidity.
The four different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the US dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance department which pools Group companies’ positions, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VaR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

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Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of Group companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity price risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice versa, and may jeopardize the achievement of the financial targets preset in the Company’s plans and budget. The commodity price risk arise in connection with the following exposures:
-	the strategic exposure. Exposure to that kind of risks does not undergo any systematic hedging or managing activities due to a strategic decision made by the Company, except for extraordinary business or market conditions. Therefore, internal risk policies and guidelines do not foresee any mandate to manage, or any maximum tolerable level of risk exposure. To date, exposures to the strategic risk are identified by Eni’s Board of Directors as part of the strategic decision-making process. Those exposures are those associated, among others, with plans for the commercial development of proved and unproved oil and gas reserves, long-term gas supply contracts for the portion not balanced by ongoing or highly probable sale contracts, and refining margins;
-	the commercial exposure. This may arise from underlying commodity prices set in contractual arrangements with third parties as part of day-to-day industrial and commercial activities. Also this kind of exposure may arise in connection with highly-probable future transactions, not being exposure of strategic nature. This kind of exposure undergoes systematic risk management and is subject to thresholds of maximum tolerable levels of risk exposure defined in terms of stop loss or in accordance with value at risk techniques;
-	trading exposure (Asset Backed and proprietary trading) relating to commodity contracts entered by the corporate trading department which executes the negotiation of these instruments, performed on the basis of a systematic risk management and subject to thresholds of maximum tolerable levels of risk exposure (Var, Stop Loss, as well as limits in terms of volumes).
Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable industrial and commercial margins. The commodity risk and the exposure to commodity prices fluctuations embedded in commodities quoted in currencies other than the euro at each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by the Portfolio Management unit of the Mid-Stream department for commodities, and by Eni’s finance department for exchange rate requirements. The Mid-Stream department manages business units’ risk exposures to commodities, pooling and optimizing Group companies’ exposures and hedging net exposures on the trading venues through the Trading unit of Eni Trading & Shipping.
In order to manage commodity price risk, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques.

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Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.

The following table shows amounts in terms of value at risk, recorded in the first half of 2013 (compared with the full year 2012) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section.

(Exchange and Value at Risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2012	First half 2013

(euro million)	High	Low	Avg.	At period end	High	Low	Avg.	At period end

Interest rate (a)	8.69	1.41	3.13	1.88	3.67	1.81	2.25	3.59
Exchange rate (a)	1.16	0.12	0.43	0.19	0.35	0.10	0.16	0.17

(a) Value at risk deriving from interest and exchange rates exposures include the following finance department: Eni Corporate Treasury Department, Eni Finance International, Banque Eni and Eni Finance USA.

(Value at Risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

2012 (c)	First half 2013

(euro million)	High	Low	Avg.	At period end	High	Low	Avg.	At period end

Portfolio Management Department (a)	84.2	35.65	59.61	40.99	64.17	36.59	47.12	55.05
Trading Department (b)	5.88	1.11	2.80	1.24	7.50	1.36	4.28	3.50

(a) Refers to the Midstream Division (managing operations of the R&M and G&P Divisions), Versalis, Eni Trading & Shipping BV (Amsterdam) and certain subsidiaries outside Italy of operational Divisions.
(b) Proprietary trading activity both on commodity and financial derivative instruments is managed by Eni Trading & Shipping SpA (London-Bruxelles-Singapore) and by ET&S Inc (Singapore).
(c) Values for the year 2012 have been reclassified to be comparable with the first half of 2013 values.

Price risk of the strategic liquidity
Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual funds) would impact the value of these instruments when evaluated at fair value.
In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of financial activities and operational boundaries, as well as governance guidelines regulating management and control systems.

The setting up and maintenance of a reserve of liquidity is mainly aimed to:
a)	Guarantee of financial flexibility. Liquidity should allow Eni Group to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions).
b)	Maintain/improve the current credit rating by strengthening balance sheet structure, as well as the concurrent availability of a liquidity reserve which will meet the requirements of rating agencies.

Strategic liquidity management is regulated in terms of Value at Risk (measured on the basis of a historical simulation technique, with a one-day holding period and a 99% confidence level), Stop Loss and other operating limits in terms of concentration, duration, ratings, liquidity and instruments to invest on. Financial leverage or short selling are not allowed. Activities in terms of strategic liquidity management will start by the second half of the year.

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Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties deriving from current and strategic use of liquidity, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group operating finance department, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparties on a daily basis.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt.
The Group capital structure is set according to the Company’s industrial targets and within the limits established by the Company’s Board of Directors who is responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium and long-term debt.
In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and financing institutions.
Following the disposal of Snam and other assets, Eni’s financial structure changed both in terms of total amount and composition compared to the latest years and, for the first time, is in line with the financial structure of its peers. The Group can count now on large cash position. Management believes that this cash position will allow the Company to increase efficiency and flexibility in funding and spending, in respect of the target of ensuring financing business requirements.
The minimization of liquidity risks, intended as stabilization of Eni’s financial structure in terms of composition and cost, is a strategic driver of the next 4-year Financial Plan.
Eni’s financial policies are designed to achieve the following targets: (a) ensuring adequate funds to cover short-term obligations and reimbursement of long-term debt due; (b) maintaining an adequate level of financial flexibility to support Eni’s development plans; (c) attaining a sound balance between duration and composition of the finance debt; (d) maintaining a large cash reserve.

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The cash reserve will be commeasured in order to: (i) establish a liquidity buffer which is set in proportion to the amount of borrowings due in the next two years, so as to reduce the refinancing needs, allowing the Company to be financially independent also in case of negative trends in the trading environment; (ii) increase the level of liquidity to face possible extraordinary needs and catch contingent investment opportunities, at the same time, reducing committed borrowing facilities available in 2012; (iii) increase the flexibility of the Company’s financial structure considering lingering uncertainties in the credit markets, in a similar way as the policies adopted by the peer group companies. The liquidity reserve will be employed with a short-term profile, favoring investments with very low risk profile.
At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 12.3 billion were drawn as of June 30, 2013. The Group has credit ratings of A and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 assigned by Moody’s; the outlook is negative in both ratings. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the notes or other debt instruments issued by the Company could be downgraded. Eni, through the constant monitoring of the international economic environment and continuing dialogue with financial investors and rating agencies, believes to be ready to perceive emerging critical issues screened by the financial community and to be able to react quickly to any changes in the financial and the global macroeconomic environment and implement the necessary actions to mitigate such risks, coherently with Company strategies.
At June 30, 2013, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 11.83 billion, of which euro 2.24 billion were committed, and long-term committed borrowing facilities of euro 3.8 billion which were completely undrawn at the balance sheet date. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.
In January 2013, as part of the divestment process of its interest in Snam Eni placed a euro 1,250 million aggregate principal amount of senior, unsecured bonds, exchangeable into ordinary shares of Snam.
In July 2013, in order to catch ongoing favorable market conditions, Eni issued a bond addressed to institutional investors for a total amount of euro 1 billion, at fixed rate.
The tables below summarize the Group main contractual obligations (undiscounted) for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities outstanding at period end.

Current and non-current finance debt
Maturity year

(euro million)	2013	2014	2015	2016	2017	2018 and thereafter	Total

Total debt	4,051	2,476	3,306	3,529	3,031	8,012	24,405
Fair value of derivative instruments	756	97	132	2	8	48	1,043
	4,807	2,573	3,438	3,531	3,039	8,060	25,448
Interest on finance debt	380	711	612	552	459	1,460	4,174
Guarantees to banks	273						273

Trade and other payables
Maturity year

(euro million)	2013	2014 and thereafter	Total

Trade payables	13,200		13,200
Advances, other payables	9,143	56	9,199
	22,343	56	22,399

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The Group has in place a number of contractual obligations arising in the normal course of business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to off-take the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors. The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

Expected payments by period under contractual obligations and commercial commitments
Maturity year

(euro million)	2013	2014	2015	2016	2017	2018 and thereafter	Total

Operating lease obligations (1)	433	584	370	263	197	452	2,299
Decommissioning liabilities (2)	184	43	156	273	483	13,352	14,491
Environmental liabilities (3)	186	370	263	159	9	743	1,730
Purchase obligations (4)	11,288	19,347	19,635	17,966	16,865	177,325	262,426
- Gas
Natural gas to be purchased in connection with take-or-pay contracts	9,620	17,462	18,027	16,472	15,411	169,180	246,172
Natural gas to be transported in connection with ship-or-pay contracts	873	1,386	1,326	1,224	1,194	5,685	11,688
- Other take-or-pay and ship-or-pay obligations	82	158	152	146	136	846	1,520
- Other purchase obligations (5)	713	341	130	124	124	1,614	3,046
Other obligations	4	3	3	3	3	122	138
Memorandum of intent relating to Val d’Agri	4	3	3	3	3	122	138
	12,095	20,347	20,427	18,664	17,557	191,994	281,084

(1) Operating leases primarily regarded assets for drilling activities, time charter and long term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(2) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3) Environmental liabilities do not include the environmental charge amounting to euro 1,109 million for the proposal to the Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment cannot reasonably be estimated.
(4) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(5) Includes arrangements to purchase capacity entitlements at certain re-gasification facilities in the US of euro 2,073 million.

In the next four years Eni plans to make capital expenditures of euro 56.8 billion. The table below summarizes Eni’s capital expenditures commitments for property, plant and equipment and capital projects. Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties. The amounts shown in the table below include euro 600 million of committed expenditures to execute certain environmental projects.

Capital expenditure commitments
Maturity year

(euro million)	2013	2014	2015	2016	2017 and thereafter	Total

Committed on major projects	6,718	7,680	6,897	3,991	11,839	37,125
Other committed projects	6,940	3,782	1,584	1,100	8,496	21,902
	13,658	11,462	8,481	5,091	20,335	59,027

Country risk

Substantial portions of Eni’s hydrocarbons reserves are located in Countries outside the EU and North America, certain of which may be politically or economically less stable. At December 31, 2012, approximately 80% of Eni’s proved hydrocarbons reserves were located in such Countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from Countries outside the EU and North America.

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In 2012, approximately 59% of Eni’s domestic supply of natural gas came from such Countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such Countries, and to have access to oil and gas reserves.
Further risks associated with activities in those Countries are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets, changes in unilateral contractual clauses reducing the value of Eni’s assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents; and (vi) difficulties in awarding international suppliers in critical operating environments. While the occurrence of these events is unpredictable, the occurrence of any such risks could have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 Countries where it has invested, or, with regard to upstream projects evaluation, where Eni is planning to invest in order to assess returns of single projects based also on the evaluation of each Country’s risk profile. In recent years, unfavorable developments in the regulatory framework, mainly regarding tax issues, have been implemented or announced also in EU Countries and in North America.

As of December 31, 2012, approximately 30% of the Company’s proved oil&gas reserves were located in North Africa. In the course of 2011, several North Africa and Middle Eastern oil producing Countries experienced an extreme level of political instability, commonly known as "Arab Spring", which has resulted in changes in governments, unrest and internal conflicts and consequential economic disruptions. The stability of the socio-political framework in those Countries still represents an area of concern involving risks and uncertainties for the foreseeable future; particularly the internal situation in Egypt seems to be complex, even though the Company has not experienced any disruption to its producing activities in the Country.

During the first half of 2013, Eni’s performance in Libya was negatively impacted due to force majeure events reflecting ongoing instability in the socio-political context of the Country. It is worth mentioning that Eni is currently engaged in the recovery of the its full production plateau at its producing assets in the Country, following the internal conflict of 2011 that forced the Company to shutdown almost all its producing facilities including gas exports for a period of about 8 months with a material impact on production volumes and operating results of that period. In the first half of 2013 Eni’s facilities in Libya produced 247 kboe/d, in line with the first half of 2012.

In addition to the above-mentioned issues, there are geopolitical risks related to relationships of Western countries with certain countries in the Middle East which are targeted by US and EU sanctions. Eni’s presence in Iran has become marginal, and is related to the final commissioning and handover of a project to the Iranian partners (the Darquain project).
Management believes that this residual industrial activity in Iran and the import of Iranian crudes with the sole scope of being reimbursed of its past investment in the Country do not constitute violations of and therefore are not sanctionable under US laws or EU regulations targeting Iran and any persons doing business in Iran or with Iranian counterparties.

Risks associated with evolution in the regulatory framework

For more information on risks associated with evolution in the regulatory framework see the Annual Report 2012.

Operational risk

Operational risks could arise from the inadequacy or dysfunction of Company processes. The main operational risks are those related to exploration and production of oil and natural gas as well as operation and HSE. For a detailed description of risks associated with the exploration and production of oil and natural gas see the Annual Report 2012.

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Operational risks and related HSE risks
The nature of the Group’s operations in Italy and abroad in the exploration, development and production of hydrocarbons, refining and fuel and other inflammable materials transportation and petrochemical productions exposes us to a wide range of health, safety, and environmental risks. The causes could be accidents, technical failure, malfunctioning, explosions, fires; oil and gas spills, pollutants emissions, toxic emissions, marine collisions (see the paragraph "Specific risks associated with the exploration and production of oil and natural gas" above). The scope of these risks is influenced by the geographic range, operational diversity, the presence of environmentally sensitive locations and technical complexity of industrial activities. For these reason activities in the oil and gas sector are subject to the respect of severe laws to preserve the environment, health and security which are applicable in the various jurisdiction where Eni operates, including legislations that apply International agreements. Environmental laws impose various restrictions and prohibitions, entail the control and respect of limits to the emissions of pollutant substances that can be released in air, water and soil, limiting gas flaring and venting, prescribing the correct management of waste. In addition operators are subject to increasingly stringent and rigorous obligations in relation to prevention and integral reduction of pollution. Costs associated with the respect of the above mentioned environmental legislation represent a significant cost for the company in the present and future years. Breach of environmental, health and safety laws exposes employees to criminal and civil liabilities and in the case of violation of certain rules regarding safety on the workplace also companies can be liable as provided for by a general EU rule on businesses liability due to negligent or willful conduct on part of their employees as adopted in Italy with Law Decree No. 231/2001. Furthermore Legislative Decree No. 121/2011 extended the liability of the Company to crimes against the environment committed by its employees.
Eni believes it has adopted effective and reliable management systems, security standards and operational practices designed to ensure full compliance with environmental regulation and uphold operation, environment, employees and community integrity that are involved in the industrial activities of the Group. In any case the potential risk of damaging events also of serious consequences is unavoidable. The occurrence of any such risks could have a consequent material adverse impact on the Group business, results of operations, cash flow, liquidity, future prospects and reputation.
Environmental laws also require the Company to remediate and clean-up the environmental impacts on soil and waters caused by industrial activities or accidents. The Company is particularly exposed to the risk of environmental liabilities in Italy where the vast majority of the Group industrial installations other than oil&gas wells are localized. Such liabilities may also arise as the Group engaged in a number of metallurgical and chemical activities in Italy that were subsequently divested, closed, liquidated or shut down. Eni balance sheet includes the provisions related to future expenses to be incurred in relation to obligations existing at the balance sheet date to clean-up and remediate certain areas contaminated by industrial activities in previous years and the amount of which could have been reliably estimated. Management believes that it is possible that in the future Eni may incur significant environmental liabilities in addition to amounts already accrued in the balance sheet due to the detection of new contaminations, results of ongoing and future sites reviews basing on actual and perspective legislation, outcome of ongoing criminal and civil proceedings and other risk factors ( see the paragraph "Regulation on environmental matters ", Note 34 to the Condensed Consolidated Financial Statements). Eni performs activities of hydrocarbon exploration, development and production trough drilling and other wells operations in complex ecosystems such as the Gulf of Mexico, the Caspian sea and the Arctic in the Barents Sea where an accident or an oil spill could cause serious consequences to the environment and local communities. At those locations Eni adopts operating practices and mitigation measures aimed at reducing the probability of occurrence of risks with impacts on environment and people.
For the main HSE regulation and operating systems adopted for the management of risk see the paragraph below.
The respect for biodiversity, safeguard of ecosystems, efficient use of natural resources constitutes a basic element for the hydrocarbon exploration and production activities, in geographic areas where these conditions could limit the license operatorship.

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Eni defined a number of monitoring instruments in order to mitigate the above mentioned risks on the issues related to climate change, water resources and biodiversity, as well as the evaluation of emerging risks. The company is also active member of International work groups (OGP and IPIECA) with the objective to define the operating guidelines to favor the reduction of the environmental and social footprint of oil & gas activities.
In particular Eni has joined in 2013 a task force of IPIECA (the global oil and gas industry association for environmental and social issues) on adaptation to climate change established with the aim to favor the exchange of knowledge and the creation of synergies among oil&gas companies in the implementation of strategies for adaptation to climate change. The increase in frequency and intensity of extreme climate events – such as hurricanes, draught and floods – is generating increasing risks for industrial plants, the environment and populations in the areas affected by these phenomena (e.g. North Africa, the Arctic, the Gulf of Mexico). Adaptation strategies range from the choice of new engineering solutions to contracting ad hoc insurance policies, from the definition of specific emergency management procedures to the implementation of new methods for using natural resources. In particular with the aim of estimating environmental risks, Eni is also applying methods for forecasting the impact of climate change (Aqueduct) and risks concerning draughts, floods, cyclones, etc., or the legal and regulation environment (Maplecroft) and participates in groups active in the implementation of millennium goals in particular dedicated to the issues of water and energy. These activities provide useful information for the evaluation of financial risks.
Standard practice in the protection of the environment consists in controlling and restricting the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water, as well as habitat conservation and related ecosystem, in addition to careful and tight prevention and integrated reduction of pollution. Eni adopted systems of environmental management that ensure legislation compliance, continuous improvement of environmental performance and efficiency of performer actions in terms of preventions and reduction of possible environmental impacts and implementation of a rigid control.
The critical issues related to environment, health and communities are emerging not only in new context for Eni, but also in those where the company performs long established industrial activities; the focus on these aspects is evident in the new legislation that could impose stricter limits to industrial activities with potential economic and employment effects and potential risk of sanction or requests of repayment. In recent years authorities have been evaluating more and more preventively the potential impact on local communities of the new and ongoing industrial activities in order to activate the necessary preventive actions already in the stage of planning and authorization. In the absence of updated regulations in Italy Eni has developed a methodology for the evaluation of the health impact (VIS) to apply to its own industrial sites in case of requests from relevant authorities.
European laws on the classification, production, sale, import and use of chemicals has evolved in the past few years and has become integrated following the approval of two directives, CE No. 1907/2006 called REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) and CE No. 1272/2008 called CLP (Classification, Labelling and Packaging). These two rulings, assuming full force in 2018, introduced new obligations with a relevant organizational impact on Eni’s activities, in particular in relations with customers, suppliers and contractors. In addition, the lack of respect of the relevant legislation implies heavy criminal and civil sanctions, and/or the suspension of the production and marketing.
The constant application, control and updating of activities for industrial health takes place with reference to international guidelines for the improvement of work environments and processes adopting the best practices that become available with the progress of knowledge on the mitigation of risks on the workplace.
On July 2012, the EU Council approved the 2012/18/EU Directive of July 4, 2012 concerning the risk of serious accidents connected with the handling of noxious substances and intended to substitute the 96/82/CE Directive. Under the new terms member states will have to adopt new laws for the control of serious accidents related to certain dangerous substances from June 1, 2015. The directive provides for a new classification of substances in the light of the most recent European regulations, the opportunity to

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modulate the application of the directive according to the actual danger of the substances, the increase in information to be supplied to relevant authorities and the general public.
As concerns the protection of health and safety in the workplace, Italian laws stress the importance of organizational and management models that exempt companies from administrative responsibility in case of breach of laws concerning health and safety on the workplace. Eni made the adoption of such systems mandatory in all its companies that have high HSE risk levels.
Eni’s strategies and actions for health, safety and environment are implemented according to the company’s policies (issued in April 2011) and are included in a new HSE Management System Guideline (MSG). The process described in the MSG is based on the principle of precaution in order to reach the maximum efficacy in preventing, managing and controlling risks in HSE. The MSG is a single tool shared by the whole Eni Group and spelling roles and responsibilities of the various organizational levels, organizing all the activities required in HSE processes and their interaction with other processes while disseminating shared methods and criteria across Eni. The procedure is based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle.
The integrated management system of health, safety and environmental matters is supported by the adoption of a continuous process of identification, evaluation and mitigation of risks in all the Divisions and companies of the Eni Group adopting management systems that keep account of specific operations and aim at the constant improvement of processes and plants. Eni is targeting to achieve total certification of its plants under OHSAS 18001 and ISO 14001. The plan for the completion of the site with significant HSE risk certification is expected to be concluded within 2013.
The system for monitoring HSE risks is based on the monitoring of HSE indicators at quarterly, semi-annual and annual intervals and on an audit plan performed on all the industrial sites consisting of:
- technical audits aimed at verifying the existence of adequate management systems, their proper application, adequacy, consistency and compliance with Eni’s HSE management model, Ethical Code and Model 231;
- audits for the confirmation/renewal of certification performed annually by external certifying entities;
- control of compliance with existing HSE regulations;
- specific audits on relevant issues (e.g. following events/ accidents/reported failures).
The codification of all operational stages of industrial processes allows to achieve more and more often a reduction in the risk of human fault in handling plants operations. Accidents which occurred in the past few years in the industry drive Eni to pay greater attention to process safety and asset integrity, also by means of activities aimed at increasing the awareness of middle management and a widespread dissemination of assessment tools and process audit plans.
Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at each industrial site. These units manage the HSE risk in a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that might possibly minimize any damage to people or the environment in the event of an accident. In this field, Eni issued a relevant action plan against the sabotage phenomena on Nigerian pipelines trough the activation o research projects such as the "Anti-intrusion innovative technologies deployment" aimed at develop new technologies for the contrast and reduction of "oil thefts".
A pilot action (Thermal Desorption) is also underway to evaluate the option of accelerating the clean up of areas affected by spills.
In the case of extraordinary events, Divisions/entities are assisted by Eni Unit of Crisis to deal with the emergency with the help of a team which has the necessary training and skills to coordinate in a timely and efficient manner resources and facilities.

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In addition to the Company’s system for monitoring, managing and responding to HSE risks and issues which has been adopted by all Group subsidiaries, Eni has entered into insurance arrangements through its shareholding in the Oil Insurance Ltd and with other insurance partners in order to limit possible economic impacts associated with damages to both third parties and the environment occurring in case of both onshore and offshore incidents. Covered liabilities vary depending on the nature and type of circumstances; however underlying amounts represent significant shares of the plafond granted by insuring companies. In particular, in the case of oil spills and other environmental damage, current insurance policies cover costs of cleaning up and remediating polluted sites, damage to third parties and containment of physical damage up to $1.1 billion for offshore events and $1.5 billion for onshore plants (refineries).
These are complemented by insurance policies that cover owners, operators and renters of vessels with the following maximum amounts: $1 billion for the fleet owned by the subsidiary LNG Shipping in the Gas & Power segment and FPSOs used by the Exploration & Production segment for developing offshore fields; $500 million for time charters.
Following the 2010 incident at the Macondo well in the Gulf of Mexico the US Government and other governments have adopted more stringent regulations, particularly relating to exploration and production of hydrocarbons. At European level, on June 12, 2013 the EU issued Directive 2013/30/EU on the safety of offshore oil&gas operations that substitutes all previous local regulations providing a single European law.
The new provisions apply to all existing and future fixed and mobile offshore installations for production and drilling.
The granting of licenses for offshore oil and gas operations is subject to the assessment of the technical and financial capability of the applicant to cover liabilities deriving from major accidents. The operator will submit a report on major hazards for each relevant phase of the life cycle of the installation. Member States will appoint a competent authority carrying out regulatory activities for safety and the environment independent from licensing authorities. Public participation is guaranteed on the possible effects of offshore operations on the environment.
In order to achieve the highest security standards of our operations in the Gulf of Mexico, we entered a consortium led by Helix that worked at the containment of the oil spill at the Macondo well. The Helix Fast Response System (HFRS) performs certain activities associated with underwater containment of erupting wells, evacuation of hydrocarbon on the sea surface, storage and transport to the coastline. In a consortium with other major oil companies, Eni activated an agreement with Wild Well Control for the use of global subsea well containment equipment that can be carried by plane to any region where Eni deep water operations are underway.
Following the accident at the Macondo field, oil companies set up a number of Joint Industry Projects (JIP) on oil spill response. Eni is an active member of JIP promoted by OGP and IPIECA and in collaboration with other oil companies. Eni is developing own patented technologies aimed at reducing accident risk and to accelerate the recovery of eventual oil spill in the sea. These projects have the objective to enlarge the oil company knowledge, on antipollution strategies in consideration of the marine ecosystems where they operate, to reinforce the relationship between the operators and promote, also between institutions, the optimization of techniques and a more rational use of pollutants elements.
In addition Eni signed a Memorandum of Understanding con Regional Marine Pollution Emergency Response Centre for the Mediterranean Sea (REMPEC) and Department of Merchant Shipping of Cyprus (DMS) for collaboration to the project "Mediterranean Decision Support System for Marine Safety (MEDESS-4MS), of 3 years duration until February 2015, aimed at reinforcing the marine security through risks and impacts of oil spills mitigation in Mediterranean Area.
With Legislative Decree No. 128 on June 29, 2010, Italian Authorities passed legislation, that introduced certain restrictions to activities for exploring and producing hydrocarbons, without affecting titles for conducting oil and gas operation at that date. Article 6, line 16 of this decree has been partly amended by Article 35 of Legislative Decree No. 83 of June 22, 2012. The new law excludes from the prohibition of exploration and production the marine concession beyond 12 miles from the coastline for which request

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had already been filed at the date of introduction of Legislative Decree 128/2010. Following the incident at the Macondo well, European Authorities started discussing a new version of a regulation for offshore exploration and production of oil and gas aimed at unifying the European attitude to these activities and substituting existing national laws.

Risks and uncertainties associated with the competitive environment in the European natural gas market

Management expects the outlook in the European gas sector to remain unfavorable due to continuing demand weakness and oversupplies, against the backdrop of the economic downturn. In the first half of 2013 gas consumption continued to decline driven by a slowdown in industrial activity and a slump in the thermoelectric segment due to lower industrial requirements and inter-fuel competition in firing power generation as gas was displaced by continuing growth in renewables and a shift to coal due to cost advantages also reflecting lower costs to acquire emission allowances. Against these ongoing trends, management has revised downwardly its estimates for gas demand: it is now assumed a decline of 5% and 1% in Italy and Europe respectively for the full year 2013 compared to the previous year level; the consumption volumes projected at the end of 2016 are lower by 6-7% compared to the assumptions made in the industrial plan 2013-2016 which have been reflected in the annual report 2012. It is worth mentioning that the projected levels of European gas demand for 2016 are significantly lower than the pre-crisis levels registered in 2008 as a result of weak fundamentals.
In the latest years competitive dynamics and the economics in the European gas sector have structurally changed reflecting reduced sales opportunities due to lower gas demand and a massive oversupply that has occurred on the European marketplace. The latter was fuelled by the shale gas revolution in the United States that has redirected global LNG supplies towards the European market, and major pipeline upgrades for importing natural gas from Algeria and Russia which have been commissioned in the years before the start of the downturn. Spot gas prices supported by very liquid European hubs have become the prevailing benchmark for bilateral selling contracts between gas marketing companies and customers; spot prices have progressively replaced pricing formulas indexed to the price of hydrocarbons. In spite of the fact that worldwide LNG surplus has been partly absorbed by growing energy needs in Asia, spot prices in Europe have been affected by continuing weak trends in demand and rising competitive pressure leading to unrelenting price softness. On the other side of the equation, European gas intermediaries has seen their profit margins squeezed by rising trends in the costs of gas supplies that have remained indexed to the price of oil and its derivatives, as provided by pricing formulas in long-term supply contracts. Furthermore, minimum off-take obligations in connection with such take-or-pay, long-term gas supply contracts and the necessity to minimize the associated financial exposition have forced gas operators to compete more aggressively on pricing in consideration of a shrinking gas market, thus amplifying the negative effects of the downturn on selling prices and profitability (see next paragraph on risks related to take-or-pay contracts).
Final clients, especially large and well-established ones, have benefited from the ongoing market trends and large availability of spot gas to achieve more favorable pricing and flexibility conditions.
In the first half of 2013 prices to industrial and thermoelectric accounts at the Italian market posted an unprecedented decline, falling below the levels at the continental hubs due to ongoing oversupplies and the downturn. In the meantime, regulatory authorities have begun reviewing the indexation mechanism in pricing to the residential sector across Europe (see Regulatory risks below). These drivers determined the continuing erosion of natural gas margins and consequently progressively lower profitability at Eni’s marketing activity that reported a loss of euro 663 million in the first half of 2013 mainly due to declining selling prices in Italy.
Management expects the fundamentals in the gas sector to remain weak in the remainder of the year and in the next two/three years assuming a slow recovery in demand due to macroeconomic headwinds, ongoing oversupplies and strong competition, as the oil-linked cost of gas supplies is projected to remain sustained. Those trends represent risk factors to the Company’s gas marketing business, with expected negative impacts on future results of operations and cash flow also considering the take-or-pay

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obligations provided by the company’s long-term supply contracts (see below). Against this scenario management is planning to renegotiate pricing and other conditions of the Company’s long-term supply contracts, which is the main driver to recover profitability and preserve cash generation. In fact, take-or-pay supply contracts include revisions clauses allowing the counterparties to renegotiate the economic terms and other conditions periodically in relation to the changes in the market and scenario. Consequently management is seeking to renegotiate with all the Company’s main gas suppliers in order to increase exposure to spot prices in the indexation mechanism in the pricing formulas of gas supplied and to reduce minimum take obligations. The outcome of those renegotiations is uncertain about both the amount of the economic benefits which will eventually be achieved and the timing of recognition in profit. Furthermore in case counterparties fail to arrange revised contractual terms, ongoing supply contracts provide a chance to each of them to recur to an arbitration proceeding for a definition of the commercial transaction. This adds to the level of uncertainty surrounding those renegotiations. Considering also ongoing price renegotiations with Eni clients, results of Gas Marketing activities are subject to an increasing rate of volatility and unpredictability. In the first half of 2013 management achieved to renegotiate certain long-tem contracts getting certain economic benefits and increased operational flexibility.
In spite of a worsened gas demand outlook and falling prices in the Italian market, in preparing the financial report for the fist half of 2013 management still supports its projections of operating results and cash flow of the gas marketing business which have been assumed in the industrial plan 2013-2016 and in the accounting estimated made in the annual report as of December 31, 2012.

Current negative trends in the gas scenario may impair the Company’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts
In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market, Eni has signed a number of long-term gas supply contracts with key producing Countries that supply the European gas markets. These contracts have been ensuring approximately 80 bcm/y of gas availability from 2010 (including the Distrigas portfolio of supplies and excluding Eni’s other subsidiaries and affiliates) with a residual life of approximately 15 years and a pricing mechanism that indexes the cost of gas to the price of crude oil and its derivatives (gasoil, fuel oil, etc.). These contracts contain take-or-pay clauses whereby the Company is required to off-take minimum predetermined volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, applied to uncollected volumes up to the minimum contractual quantity. The take-or-pay clause entitles the Company to off-take pre-paid volumes of gas in subsequent years during the period of contract execution. Amounts of cash pre-payments and time schedules for off-taking pre-paid gas vary from contract to contract. Generally speaking, cash pre-payments are calculated on the basis of the energy prices current in the year of non-fulfillment with the balance due in the year when the gas is actually collected. Amounts of pre-payments range from 10 to 100 percent of the full price. The right to off-take pre-paid gas expires within a ten year term in some contracts or remains in place until contract expiration in other arrangements. In addition, rights to collect pre-paid gas in future years can be exercised provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity that can be collected in each contractual year. In this case, Eni pays the residual price calculating it as the percentage that complements 100%, based on the arithmetical average of monthly base prices current in the year of the off-take. Similar considerations apply to ship-or-pay contractual obligations. In case Eni fails to off-take the contractual minimum amounts in a given year, it will be exposed to a price risk in the future, because the purchase price Eni will ultimately be required to pay is based on prices prevailing after the date on which the off-take obligation arose. In addition, Eni is subject to the risk of not being able to dispose of pre-paid volumes. Management believes that the weak industry outlook weighed down by declining demand and large gas availability on the marketplace, the possible evolution of sector-specific regulation and strong competitive pressures represent risk factors to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts and the related financial exposure. From the beginning of the downturn in the gas European market up to date, Eni has incurred the take-or-pay clause as the

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Company off-took lower volumes than its minimum take obligations accumulating deferred costs for an amount of euro 2.13 billion (net of limited amounts of volume make-up) paying almost entirely the associated cash advances to its gas suppliers. Considering the Company’s outlook for its sales volumes which are anticipated to decline in 2013 and to grow at a modest pace in the subsequent years, management is planning to adopt the adequate initiatives to mitigate the financial exposure risk related to take-or-pay obligations mainly in the domestic market where the expected volume of demand is lower in comparison with the minimum contracted supplies which Italian gas intermediaries are obliged to fulfill. The initiatives to mitigate the take-or-pay risk include the likely benefits expected from contract renegotiations which may temporarily reduce the annual minimum take, more flexible off-take conditions such as change in the delivery point or the possibility to replace supplies via pipeline with equivalent volumes of LNG. Based on the Company’s selling programs and higher flexibility already achieved or to be achieved through the abovementioned renegotiations, management believes that it is likely that in the next four year plan 2013-2016 Eni will manage to fulfill its minimum take obligations associated with its supply contracts thus minimizing the risk on liquidity. These projections could be subject to the risks of further contraction in demand or total addressable market. As to the deferred costs stated in the balance sheet, based on management’s outlook for gas demand and supplies in Europe, and projections for sales volumes and unit margins in future years, the Company believes that the pre-paid volumes of gas due to the incurrence of the take-or-pay clause will be off-taken in the long period in accordance to contractual terms thus recovering the cash advances paid to suppliers.

Risks associated with sector-specific regulations in Italy
With respect to the information provided in the 2012 annual report, an important regulatory development has occurred in the first half of 2013. This relates to the implementation of a new tariff regime for Italian residential clients who are entitled to be safeguarded in accordance with current regulations. In fact, those clients, which mainly include households and residential customers, have the right to obtain gas from their suppliers at a regulated tariff set by the Authority for Electricity and Gas (AEEG). Clients who are eligible to the tariff mechanism set by the AEEG are residential clients who did not opt for choosing a supplier at the opening of the market (including those who consume less than 200,000 cm per year and residential buildings) and also include all customers consuming less than 50,000 cm per year and certain public services (for example hospitals and other social security facilities). With Resolution No. 196 effective from October 1, 2013, the AEEG reformulated the pricing mechanism of gas supplies to those customers by providing a full indexation of the raw material cost component of the tariff to spot prices vs. the previous regime that provided a mix between an oil-based indexation and spot prices. The new tariff regime intends to partially offset the negative impact to be born by wholesalers by introducing a pricing component intended to cover the risks and costs of the supplies to wholesalers. Furthermore, it has been provided a stability mechanism whereby a wholesaler part of a long-term, take-or-pay gas supply contract may opt for being reimbursed of the negative difference between the oil-linked costs of gas supplies and spot prices in the next two thermal years following the new regime implementation. Conversely, in case spot prices fall below the oil-linked cost of gas supplies in the following two thermal years, the same wholesaler is obliged to refund customers of the difference. This stability mechanism needs a further regulatory act to be implemented by the AEEG.
The new tariff regime has substantially reduced the tariff components intended to cover storage and transportation costs. Finally, it also introduced a pricing component intended to remunerate certain marketing costs incurred by retail operators, including administrative and retention costs, losses incurred due to customer default and a return on capital employed.
Based on management expectations, the Company had already factored in its financial projections and accounting evaluations the estimated negative impacts of this new tariff regime in the annual report 2012.
Similarly other regulatory authorities in European Countries where Eni is present issued certain rules aimed at introducing a hub component in the pricing formulas related to the retail segment as well as measures to boost liquidity and competitiveness in the gas market.

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Risks associated with the cyclicality of the oil and gas sector
Eni’s results of operations and cash flow, mainly in the Exploration & Production Division, are greatly impacted by trends in oil and gas prices. Generally speaking, an increase in oil prices positively impact Eni’s consolidated operating result; vice versa in case of a decline in oil prices. The same applies to gas prices. In the first half of 2013, the price of the Brent crude marker averaged $107 a barrel, representing a decline of 5% from the first half of 2012 due to soft demand reflecting weak economic grow and well-supplied oil markets. In the same period, gas prices registered a slight recovery both in the USA and in Europe, in spite of weak fundamentals.
Volatile oil prices impact the performance of the Company’s business units in different ways. Also, trends in oil prices are a key variable in preparing the Company’s investment plans. The Company’s main capital projects to develop reserves normally require lengthy and complex activities for assessing all the technical and commercial aspects and developing and marketing the reserves. As a consequence, return rates of such projects are exposed to the volatility of oil and gas prices which may be substantially lower with respect to prices assumed when the investment decision was made, resulting in lower rates of return. The Company, like other players in the industry, assesses its oil & gas projects based on long-term scenarios for oil prices, which reflect management’s best assumptions about the underlying fundamentals of global demand and supply. This approach supports the achievement of the expected returns on capital projects through the swings of the oil & gas cycle. For the 2013-2016 four year-period Eni assumed a long term price of $90 a barrel (real terms 2016). In this context the company approved a capital expenditure plan amounting to euro 56.8 billion, 83% relating to exploration and development of oil and gas reserves, with an increase of 6% in comparison with previous plan due to higher expenses for a number of upstream projects that will contribute to production increase after the plan timeline (Mozambique, Venezuela, Nigeria and Indonesia).
Volatile oil prices represent an uncertainty factor in view of achieving the Company’s operating targets of production growth and reserve replacement due to the relevant amount of Production Sharing Agreements in Eni’s portfolio. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher the reference prices for crude oil used to determine production and reserve entitlements, the lower the number of barrels to cover the same dollar amounts hence the amounts of booked production and reserves; and vice versa. The Company currently estimates that production entitlements in its PSAs decreases on average by approximately 1,000 bbl/d for a $1 increase in oil prices. The impact of price effects on the Company’s production entitlements was immaterial in the first half of 2013. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future.
In the Gas & Power Division, rising oil prices represent a risk to the profitability of gas sales as supplies are mainly indexed to the cost of oil and certain refined products, while selling prices particularly in the business segments in Europe and Italy are predominantly linked to certain market benchmarks quoted at continental hubs. In the current trading environment, spot prices at those hubs are particularly depressed due to oversupply conditions and weak demand. In addition, the Italian Authority for Electricity and Gas and other regulatory authorities in European countries may limit the ability of the Company to pass cost increases onto selling prices in supplies to residential customers and small businesses as those authorities set the indexation mechanism of the raw material cost in selling formulas to those customers. (For further details see Gas & Power Division specific-sector risks discussed above).
The Refining & Marketing and the Petrochemical Divisions are also exposed to movements in oil prices and the speed at which the prices of refined products and petrochemical products adjust to reflect changes in the cost of oil-based feedstock. Normally, a time lag occurs between movements in oil prices and those of refined and petrochemical products. As a consequence, in a period of rapidly escalating feedstock costs, margins on refined and petrochemical products are negatively affected in the short-term. In the first half of 2013, the Refining & Marketing segment continued to incur operating losses in a context of volatile margins, benefiting only partially form a decline in crude oil prices (the first half loss improved by 12% from the first half of 2012). The persistence of weak industry fundamentals on the back of overcapacity and declining fuel consumption squeezed refining margins which were below break-even in the first half of 2013. In addition, compressed price differentials between sour and sweet crude

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impaired the profitability at Eni’s complex refineries. Looking forward, management expects a depressed trading environment in the foreseeable future due to macroeconomic headwinds and until ongoing rationalization measures of refining capacity begin eating into the current imbalances between demand and supplies of refined products.
Marketing of refined products in Italy was negatively affected by a steep decline in demand for fuels and excess product availability that led operators to compete aggressively on pricing. Management expects continuing weak trends in demand in the remainder of the year due to the prospects of a sluggish economic recovery, mainly in Italy.
Management is pursuing optimization actions at refineries also leveraging on the start of the EST technology-based conversion unit, efficiency improvements (fixed and logistic costs, energetic consumption), selected capital expenditures and a number of initiatives in the marketing segment aimed at mitigating the scenario volatility and the cyclicality of the business in order to recover profitability as fast as possible.
In addition to volatile costs of oil-based feedstock, Eni’s Chemical operations are exposed to the cyclicality of demand due to the commoditized nature of Eni’s product portfolio and underlying weaknesses in the industry plagued by low-entry barriers, excess capacity and intense competitive pressure.
In the first half of 2013, Eni’s Chemical business reported improved results by cutting operating losses by 25% due to favorable trends in the costs of oil-based feedstock. However, the business prospects over the short-to-medium term remain uncertain due to macroeconomic headwinds and competitive developments. To cope with the structural challenges of the Company’s Chemical business, management decided to implement a strategic shift targeting to restore the economic equilibrium of Versalis over the medium-term. This new strategy features a gradual reduction of the exposure to loss-making, commoditized businesses while growing the Company’s presence in niche productions, particularly elastomers and styrene, which showed a good resilience during the downturn, international expansion as well as starting innovative productions in the field of biochemistry. An example in point is the launch of the "green chemistry" project at the Porto Torres plant which envisages restructuring an old plant into a modern facility to produce bio-plastics for which attractive growth rates are seen. This project will be executed through a joint-venture with Novamont and is expected to start with the initial production of bio-plastic as early as in 2014.
The Engineering & Construction segment is exposed to the volatility of the oil cycle considering that oil companies tend to reduce capital expenditures and reschedule exploration and development projects during a downturn. In addition macroeconomic uncertainties may induce operators to postpone final investment decision and time schedule for the construction of industrial complexes. The business has adopted a strategy intended to progressively reduce its exposure to the more volatile segments of the industry by leveraging on portfolio diversification and seeking to expand in the segment of large upstream projects in frontier areas and complex environments with an important technological content that are traditionally less exposed to the cyclical nature of this market. However, 2013 will be a difficult year as the Company’s Engineering & Construction segment forecasts to report a loss for the full year driven by a general slowdown in business activities and due to the revision of profitability estimates made at certain important contracts under completion owing to commercial and operating issues. This trend will impact the business unit E&C onshore and offshore. In spite of the sharp contraction in the results expected for 2013, management still believes that the business retains excellent long-term perspectives leveraging on a technologically advanced fleet of drilling and construction vessels, personnel competence, local content and competitive positioning. Based on these drivers, management intends to rebuild a robust orders backlog with improved profitability also through a revamped commercial strategy intended to apply strict selection to new order acquisitions.

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Outlook

The outlook for 2013 features risks and uncertainties that will weigh on the global economic recovery, namely the prolonged downturn in the Eurozone. The price of crude oil is supported by ongoing geopolitical risks, while fundamentals have been weakening as global supplies are forecast to slightly outpace demand. Management expects continued weak conditions in the European gas, refining and marketing of fuels and chemical sectors. Demand for energy commodities is anticipated to shrink due to economic stagnation and unit margins will be exposed to competitive pressure in an extremely volatile environment. In this scenario, the recovery of profitability in the Gas & Power and Refining & Marketing Divisions and Versalis will depend mainly on management actions to optimize operations and improve the cost position.

Management expects the key production and sales trends of Eni businesses to be as follows:
- production of liquids and natural gas: full-year production is expected to remain in line with 2012, under the assumption that the impact of extraordinary events on production in Nigeria and Libya in the second half of 2013 will remain at the same level as in the first half of the year. The start-up of major projects, such as those in Algeria, Angola and Kazakhstan, and production ramp-up at fields started in 2012, in particular in Egypt, will more than offset these events, mature field declines and the effect of 2012 asset disposals;
- gas sales: natural gas sales are expected to decrease compared to 2012 (95.39 bcm in 2012, including consolidated sales and Eni’s share of joint ventures) mainly due to the divestment of Galp and the use of the flexibility achieved through the renegotiation of long-term supply contracts;
- refining throughputs on Eni’s account: processed volumes are expected to decline from 2012 (30.01 million tonnes in 2012), reflecting an ongoing industry downturn and the planned shut down of the Venice plant to start the Green Refinery project. These negatives are expected to be partly offset by the start-up of the new EST technology conversion plant at Sannazzaro;
- retail sales of refined products in Italy and the Rest of Europe: management foresees retail sales volumes to decline from 2012 (10.87 million tonnes, 2012 total) due to an expected contraction in domestic demand, increasing competitive pressure and factoring in the effect of the "riparti con eni" marketing campaign which was executed in the summer of 2012. The expected fall in domestic retail volumes will be only partially absorbed by increased sales in the Rest of Europe;
- Engineering & Construction: this segment is expected to report a substantial reduction in the full year 2013 results.

In 2013, management expects a capital budget broadly in line with 2012 (euro 12.76 billion in capital expenditure and euro 0.57 billion in financial investments in 2012, excluding Snam investments). In 2013, the company will be focused on the development of hydrocarbon reserves in Sub-Saharan and North Africa, Norway, the United States, Iraq, Kazakhstan and Venezuela, exploration projects in Sub-Saharan Africa, Norway, Egypt, the United States and emerging areas, as well as optimization and selective growth initiatives in other sectors, the start-up of the Green Refinery works in Venice, and elastomers and bio-technologies in the Chemical sector. Assuming a Brent price of $104 a barrel on average for the full year 2013, the ratio of net borrowings to total equity – leverage – is projected to slightly improve from the level achieved at the end of 2012, due to cash flows from operations and portfolio management.

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Consob proceedings

Following the issue by Saipem SpA of its press release of January 29, 2013, in which it revised its 2012 earnings guidance and its outlook for 2013, Saipem received a communication from Consob dated January 31, 2013 asking it to describe the process of evaluation and the considerations that led to the decision to issue the press release in question, to describe the information and data used to arrive at the revision of its guidance for 2012 profits and 2013 revenues and profits and of its forecasts for 2014.
Subsequently, in a letter dated February 1, 2013, Consob announced the commencement of an inspection at Saipem pursuant to Article 187-octies, paragraph 3 of Legislative Decree No. 58 of February 24, 1998 with the purpose of gathering documents and information regarding the preparation of the press release, and the handling of price-sensitive information.
Then, with letters dated February 8 and 25, 2013, Consob requested Saipem to transmit additional information regarding the variations between the last business plan approved prior to January 29, 2013 and the new 2013-2016 business plan. Saipem furnished the requested documentation and information.
Furthermore, following a profit warning relating to prospective earnings for 2013 issued by Saipem on June 14, 2013, on June 19, 2013 Consob requested Saipem to furnish updated information and particularly, to illustrate Saipem’s contractual relationships with Sonatrach and the drivers underlying the Company’s revision of the profitability estimates and the works and projects involved. Saipem furnished the requested documentation and information on July 1, 2013.
On June 19, 2013 Consob communicated to Saipem that it has initiated a proceeding to review potential issues of compliance of Saipem’s 2012 consolidated and separated financial statements with accounting standard IAS 11 (Construction contracts).
Consob’s communication relates to the accounting for eight projects, seven of which were in progress at December 31, 2012.
With respect to five out of such eight projects, Saipem announced, in its profit warning issued on June 14, 2013, a change in accounting estimates leading to a loss of approximately euro 500 million to be recognized in 2013; Consob indicated that the accounting impact may, instead, have been required to be recognized in 2012. Eni too made those recognitions in its consolidated financial accounts for the first half of 2013.
For the other three projects, Consob indicates that an increase of 2012 costs/losses of about euro 130 million may need to be recorded which Saipem did not recognize in its 2012 financial statements. Saipem believes that there were not in place any conditions to recognize such higher costs neither in 2012 financial statements nor in the financial accounts for the first half of 2013.
Saipem continues to believe that the evaluations made for the 2012 financial statements were appropriate, and on July 30, 2013 approved the Financial Report for the first half of 2013 without restating the opening balances at January 1, 2013.
Saipem intends to present to Consob, within the due date, its counterarguments to the remarks advanced by Consob regarding Saipem’s 2012 financial statements. In case Consob rejects the counterarguments that Saipem will present, Consob may require a restatement of Saipem’s 2012 financial statements and, to that end, may bring its challenge before an Italian court.

Transaction with related parties

In the ordinary course of its business Eni and its controlled entities enter into transactions with related parties regarding essentially the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries as well as the exchange of goods and provision of services with entities directly and indirectly owned or controlled by the Italian Government. Transactions with related parties were conducted in the interest of Eni companies and on an arm’s length basis.

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Eni Interim Consolidated Report / Other information

Under current applicable laws and regulations, Eni adopted internal procedures guaranteeing transparency and substantial and formal fairness of all transactions with related parties, performed by Eni or its subsidiaries. Twice a year each member of the Board of Directors and Board of Statutory Auditors shall declare any transaction he or she entered with Eni SpA or its subsidiaries, and in any case he or she shall timely inform the CEO (or the Chairman, in the case of interests on the part of the CEO) of each transaction that the company plans to carry out and in which those member may have an interest; the CEO (or Chairman) shall inform other Directors and the Board of Statutory Auditors.

Note 42 to the Consolidated Financial Statements illustrates amounts related to commercial, financial and other transactions entered into with related parties and describes relevant operations as well as the economic and financial impacts on the balance sheet, the profit and loss and the statement of cash flows. Companies subject to Eni’s management and coordination as per Article 2497 of the Italian Civil Code indicate the effect, motives and reasons and interests to be discussed when relevant management decisions are made that are influenced by their controlling entity in the paragraph: "Relations with controlling entity and with companies subject to its management and coordination".

In case of atypical or unusual transactions1 the company shall disclose a description of said transaction, the effects it produces on its economic and financial position and, in case of transactions within the group and with related parties also the interest of the company at the time of the finalization of said transaction.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries

Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the Consolidated Financial Statements of the parent company.

Regarding the aforementioned provisions, the Company discloses that:
-	as of June 30, 2013, the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to Eni’s subsidiaries Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd;
-	the Company has already adopted adequate procedures to ensure full compliance with the regulation.

Branches

In accordance with Article No. 2428 of the Italian Civil Code, it is hereby stated that Eni has the following branches:
San Donato Milanese (MI) - Via Emilia, 1;
San Donato Milanese (MI) - Piazza Vanoni, 1.

Subsequent events

Subsequent business developments are described in the operating review of each of Eni’s business segments.

(1) According to Consob communication No. DEM/6064293 of July 28, 2006, "atypical or unusual transactions are those transactions that can give rise to doubts about the completeness and adequacy of financial information, conflicts of interest, protection of equity and non controlling interests due to the importance/relevance of involved counterparties, object of the transaction, mode of determination of transfer prices and timing of events (nearing the closing of accounting periods).

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The glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

Financial terms

- Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year. Generally, companies tend to keep a constant dividend yield, as shareholders compare this indicator with the yield of other shares or other financial instruments (e.g. bonds).

- Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

- ROACE Return On Average Capital Employed Is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

- Coverage Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

- Current ratio Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

- Debt coverage Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, Securities held for non-operating purposes and financing receivables for non operating purposes.

- Profit per boe Measures the return per oil and natural gas barrel produced. It is calculated as the ratio between Results of operations from E&P activities (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and production sold.

- Opex per boe Measures efficiency in the oil&gas development activities, calculated as the ratio between operating costs (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and production sold.

- Cash flow per boe Represents cash flow per each boe of hydrocarbon produced, less non-monetary items. Calculated as the ratio between Results of operations from E&P activities, net of depreciation, depletion, amortization and impairment and exploration expenses (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and volumes of oil and gas produced.

- Finding & Development cost per boe Represents Finding & Development cost per boe of new proved or possible reserves. It is calculated as the overall amount of exploration and development expenditure, the consideration for the acquisition of possible and probable reserves as well as additions of proved reserves deriving from improved recovery, extensions, discoveries and revisions of previous estimates (as defined by FASB Extractive Activities - Oil & Gas Topic 932).

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Eni Interim Consolidated Report / Glossary

Oil and natural gas activities

- Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

- Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

- Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. From July 1, 2012, Eni has updated the conversion rate of gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5, 550 cubic feet of gas per barrel in previous reporting periods).

- Carbon Capture and Storage (CCS) Technique of CO2 capture and storage through an integrated process that involves: (i) capture of CO2 associated with large combustion plants, power generation plants, industrial point sources, as well as natural gas fields; (ii) transport to the storage sites, generally via pipeline; and (iii) sequestration in geological sites on land or under the sea floor.

- Concession contracts Contracts currently applied mainly in Western Countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

- Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

- Contingent resources Amounts of oil and gas estimated at a given date that are potentially recoverable by means of development projects that are not considered commercially recoverable due to one or more contingency.

- Conversion Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.

- Deep waters Waters deeper than 200 meters.

- Development Drilling and other post-exploration activities aimed at the production of oil and gas.

- Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylenepropylene rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).

- Emissions of NMVOC (Non Methane Volatile Organic Compounds) Total direct emissions of hydrocarbons, hydrocarbons substitutes (e.g. mercaptans) and oxygenated hydrocarbons (e.g. MTBE) that evaporate at normal temperature. They include LPG and exclude methane. Main sources are fugitive emissions from storage tanks and pipelines in industrial plants and deposits, distribution networks, flaring (often incomplete), venting, etc.

- Emissions of NOx (Nitrogen Oxides) Total direct emissions of nitrogen oxides deriving from combustion processes in air. They include NOx emissions from flaring activities, sulphur recovery processes, FCC regeneration, etc. They include NO and NO2 emissions and exclude N2O emissions.

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Eni Interim Consolidated Report / Glossary

- Emissions of SOx (Sulphur Oxides) Total direct emissions of sulphur oxides including SO2 and SO3 emissions. Main sources are combustion plants, diesel engines (including maritime engines), gas flaring (if the gas contains H2S), sulphur recovery processes, FCC regeneration, etc.

- Enhanced recovery Techniques used to increase or stretch over time the production of wells.

- EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.

- EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

- Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

- FPSO vessel Floating, Production, Storage and Offloading system made-up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking the underwater wellheads to the treatment, storage and offloading systems onboard by means of risers from the seabed.

- Green House Gases (GHG) Gases in the atmosphere, transparent to solar radiation, can consistently trap infrared radiation emitted by the earth’s surface, atmosphere and clouds. The six relevant greenhouse gases covered by the Kyoto Protocol are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6). GHGs absorb and emit radiation at specific wavelengths within the range of infrared radiation determining the so called greenhouse phenomenon and the related increase of earth’s average temperature.

- Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

- LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

- LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

- Mineral Potential (Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

- Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

- Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

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Eni Interim Consolidated Report / Glossary

- Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

- Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

- Offshore/onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

- Oil spills Discharge of oil or oil products from refining or oil waste occurring in the normal course of operations (when accidental) or deriving from actions intended to hinder operations of business units or from sabotage by organized groups (when due to sabotage or terrorism).

- Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

- Over/underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.

- Possible reserves Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

- Probable reserves Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

- Production Sharing Agreement Contract in use in non OECD Countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "Cost Oil" is used to recover costs borne by the contractor, "Profit Oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one Country to the other.

- Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

- Reserves Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

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Eni Interim Consolidated Report / Glossary

- Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’s operations.

- Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

- Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

- Swap In the gas sector, the term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

- Take-or-pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

- Upstream/downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

- Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

- Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

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Condensed consolidated interim financial statements

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Eni Condensed consolidated interim financial statements / Consolidated Financial Statements

Balance sheet

December 31, 2012	June 30, 2013

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents		7,765		7,850
Other financial assets available for sale	(4)	235		213
Trade and other receivables	(5)	28,747	2,714	28,679	1,873
Inventories	(6)	8,496		8,035
Current tax assets		771		758
Other current tax assets		1,230		1,045
Other current assets	(7)	1,624	8	1,391	61
		48,868		47,971
Non-current assets
Property, plant and equipment	(8)	63,466		64,441
Inventory - compulsory stock		2,538		2,359
Intangible assets	(9)	4,487		4,533
Equity-accounted investments	(10)	4,262		4,518
Other investments	(10)	5,085		2,819
Other financial assets	(11)	1,229	642	1,132	591
Deferred tax assets	(12)	5,027		5,485
Other non-current receivables	(13)	4,400	43	3,841	41
		90,494		89,128
Assets held for sale	(22)	516		486
TOTAL ASSETS		139,878		137,585
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	(14)	2,223	403	2,904	534
Current portion of long-term debt	(18)	2,961		2,827
Trade and other payables	(15)	23,581	1,616	22,343	1,641
Income taxes payable	(16)	1,622		1,066
Other taxes payable		2,162		2,860
Other current liabilities	(17)	1,437	6	1,221	13
		33,986		33,221
Non-current liabilities
Long-term debt	(18)	19,279		18,844
Provisions for contingencies	(19)	13,603		13,180
Provisions for employee benefits		1,374		1,400
Deferred tax liabilities	(20)	6,740		6,775
Other non-current liabilities	(21)	1,977	16	1,941	21
		42,973		42,140
Liabilities directly associated with assets held for sale	(22)	361		379
TOTAL LIABILITIES		77,320		75,740
SHAREHOLDERS' EQUITY	(23)
Non-controlling interest		3,498		2,868
Eni shareholders' equity
Share capital		4,005		4,005
Reserve related to cash flow hedging derivatives net of tax effect		(16)		(15)
Other reserves		49,438		53,370
Treasury shares		(201)		(201)
Interim dividend		(1,956)
Net profit		7,790		1,818
Total Eni shareholders' equity		59,060		58,977
TOTAL SHAREHOLDERS' EQUITY		62,558		61,845
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		139,878		137,585

Contents
Eni Condensed consolidated interim financial statements / Consolidated Financial Statements

Profit and loss account

First half 2012	First half 2013

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(26)	63,203	1,835	59,276	1,992
Other income and revenues		751	26	370	10
		63,954		59,646
OPERATING EXPENSES	(27)
Purchases, services and other		46,249	2,996	47,149	4,177
Payroll and related costs		2,252	11	2,567	7
OTHER OPERATING (EXPENSE) INCOME		(372)	8	(10)	10
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS		5,741		4,627
OPERATING PROFIT		9,340		5,293
FINANCE INCOME (EXPENSE)	(28)
Finance income		6,210	22	3,227	27
Finance expense		(6,651)	(2)	(3,809)	(56)
Derivative financial instruments		(200)		(19)
		(641)		(601)
INCOME (EXPENSE) FROM INVESTMENTS	(29)
Share of profit (loss) of equity-accounted investments		342		203
Other gain (loss) from investments		1,052		471
		1,394		674
PROFIT BEFORE INCOME TAXES		10,093		5,366
Income taxes	(30)	(6,054)		(3,928)
Net profit for the period - Continuing operations		4,039		1,438
Net profit for the period - Discontinued operations		259	127
Net profit for the period		4,298		1,438

Attributable to Eni
Continuing operations		3,700		1,818
Discontinued operations		144
		3,844		1,818
Attributable to non-controlling interest
Continuing operations		339		(380)
Discontinued operations		115
		454		(380)

Earnings per share attributable to Eni (euro per share)	(31)
Basic		1.06		0.50
Diluted		1.06		0.50

Earnings per share - Continuing operations (euro per share)	(31)
Basic		1.02		0.50
Diluted		1.02		0.50

Contents
Eni Condensed consolidated interim financial statements / Consolidated Financial Statements

Statement of comprehensive income

(euro million)	Note	First half 2012	First half 2013

Net profit for the period		4,298	1,438
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences		1,147	156
Change in the fair value of investments net of reversal	(23)		(100)
Change in the fair value of available-for-sale financial instruments	(23)	8	(2)
Change in the fair value of cash flow hedging derivatives	(23)	(25)	3
Share of "Other comprehensive income" on equity-accounted entities	(23)	8	2
Taxation	(23)	8
Total other items of comprehensive income		1,146	59
Total comprehensive incomeat		5,444	1,497
Attributable to
Eni		4,962	1,889
Non-controlling interest		482	(392)
		5,444	1,497

Contents
Eni Condensed consolidated interim financial statements / Consolidated Financial Statements

Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale financial instruments net of the tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2011	4,005	959	6,753	49	(8)	1,421	1,539	(6,753)	42,531	(1,884)	6,860	55,472	4,921	60,393
Changes in accounting principles (IAS 19)									(52)			(52)	(9)	(61)
Balance at January 1, 2012	4,005	959	6,753	49	(8)	1,421	1,539	(6,753)	42,479	(1,884)	6,860	55,420	4,912	60,332
Net profit for the first half of 2012											3,844	3,844	454	4,298
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences							1,120					1,120	27	1,147
Change in the fair value of available-for-sale financial instruments net of the tax effect					7							7		7
Change in the fair value of cash flow hedge derivatives net of the tax effect				(16)								(16)		(16)
Share of "Other comprehensive income" on equity-accounted entities						7						7	1	8
				(16)	7	7	1,120					1,118	28	1,146
Comprehensive income for the period				(16)	7	7	1,120				3,844	4,962	482	5,444
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.52 per share in settlement of 2011 interim dividend of euro 0.52 per share)										1,884	(3,768)	(1,884)		(1,884)
Dividend distribution of other companies													(391)	(391)
Allocation of 2011 net profit									3,092		(3,092)
Acquisition of non-controlling interest relating to Altergaz SA						(4)						(4)	2	(2)
Treasury shares sold following the exercise of stock options exercised by Eni managers			(1)					1	1			1		1
Treasury shares sold following the exercise of stock options by Saipem managers						6						6	16	22
			(1)			2		1	3,093	1,884	(6,860)	(1,881)	(373)	(2,254)
Other changes in shareholders’ equity
Other changes						(2)			(6)			(8)		(8)
						(2)			(6)			(8)		(8)
Balance at June 30, 2012	4,005	959	6,752	33	(1)	1,428	2,659	(6,752)	45,566		3,844	58,493	5,021	63,514
Net profit for the second half of 2012											3,946	3,946	432	4,378
Other items of comprehensive income
Items not to be reclassified to profit or loss in subsequent periods
Revaluations of defined benefit plans net of tax effect						(87)						(87)	(10)	(97)
Share of "Other comprehensive income" on equity-accounted entities in relation to revaluations of defined benefit plans net of tax effect						(1)						(1)	2	1
						(88)						(88)	(8)	(96)
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences							(1,717)		(104)			(1,821)	(44)	(1,865)
Change in the fair value of investments net of tax effect					138							138		138
Change in the fair value of available-for-sale financial instruments net of the tax effect					7							7		7
Change in the fair value of cash flow hedge derivatives net of the tax effect				(49)								(49)		(49)
Share of "Other comprehensive income" on equity-accounted entities						1						1	(2)	(1)
				(49)	145	1	(1,717)		(104)			(1,724)	(46)	(1,770)
Comprehensive income for the period	(49)	145	(87)	(1,717)	(104)	3,946	2,134	378	2,512

Contents
Eni Condensed consolidated interim financial statements / Consolidated Financial Statements continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale financial instruments net of the tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Non- controlling interest	Total shareholders’ equity

Comprehensive income for the period		(49)	145	(87)	(1,717)		(104)		3,946	2,134	378	2,512
Transactions with shareholders
Interim dividend distribution of Eni SpA (euro 0.54 per share)								(1,956)		(1,956)		(1,956)
Dividend distribution of other companies											(295)	(295)
Effect related to the sale of Snam SpA							371			371	(1,602)	(1,231)
Acquisition of non-controlling interest relating to Altergaz SA and Tigáz Zrt											(5)	(5)
Treasury shares sold following the exercise of stock options by Saipem managers				1						1	6	7
				1			371	(1,956)		(1,584)	(1,896)	(3,480)
Other changes in shareholders’ equity
Elimination of treasury shares	(6,551)					6,551
Reconstitution of the reserve for treasury share	6,000						(6,000)
Stock option expired							(7)			(7)		(7)
Other changes				(1,138)			1,162			24	(5)	19
	(551)			(1,138)		6,551	(4,845)			17	(5)	12
Balance at December 31, 2012	(23)	4,005	959	6,201	(16)	144	204	942	(201)	40,988	(1,956)	7,790	59,060	3,498	62,558
Net profit for the first half of 2013												1,818	1,818	(380)	1,438
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences								153		15			168	(12)	156
Change in the fair value of investments net of tax effect	(23)					(98)							(98)		(98)
Change in the fair value of available-for-sale financial instruments net of the tax effect	(23)					(2)							(2)		(2)
Change in the fair value of cash flow hedge derivatives net of the tax effect	(23)				1								1		1
Share of "Other comprehensive income" on equity-accounted entities	(23)						2						2		2
					1	(100)	2	153		15			71	(12)	59
Comprehensive income for the period					1	(100)	2	153		15		1,818	1,889	(392)	1,497
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.54 per share in settlement of 2012 interim dividend of euro 0.54 per share)										(829)	1,956	(3,083)	(1,956)		(1,956)
Dividend distribution of other companies														(214)	(214)
Allocation of 2012 net profit										4,707		(4,707)
Acquisition of non-controlling interest relating to Tigáz Zrt							5						5	(31)	(26)
							5			3,878	1,956	(7,790)	(1,951)	(245)	(2,196)
Other changes in shareholders’ equity
Exclusion from the consolidation of Distribudora de Gas de Cuyana SA and Inversora de Gas de Cuyana SA following loss of control														(14)	(14)
Elimination of intercompany profit between companies with different Group interest										(23)			(23)	23
Other changes										2			2	(2)
										(21)			(21)	7	(14)
Balance at June 30, 2013	(23)	4,005	959	6,201	(15)	44	211	1,095	(201)	44,860		1,818	58,977	2,868	61,845

Contents
Eni Condensed consolidated interim financial statements / Consolidated Financial Statements

Statement of cash flows

(euro million)	Note	First half 2012	First half 2013

Net profit of the period - Continuing operations			4,039		1,438
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	(27)		4,577		4,539
Impairments of tangible and intangible assets, net	(27)		1,164		88
Share of (profit) loss of equity-accounted investments	(29)		(342)		(203)
Gain on disposal of assets, net			(370)		(168)
Dividend income	(29)		(156)		(306)
Interest income			(48)		(67)
Interest expense			420		371
Income taxes	(30)		6,054		3,928
Other changes			(898)		175
Changes in working capital:
- inventories		(621)		660
- trade receivables		605		(382)
- trade payables		(1,098)		(1,812)
- provisions for contingencies		331		(298)
- other assets and liabilities		490		1,809
Cash flow from changes in working capital			(293)		(23)
Change in the provisions for employee benefits			14		15
Dividends received			474		409
Interest received			25		58
Interest paid			(542)		(693)
Income taxes paid, net of tax receivables received			(5,778)		(4,809)
Net cash provided by operating activities - Continuing operations			8,340		4,752
Net cash provided by operating activities - Discontinued operations			82
Net cash provided by operating activities			8,422		4,752
- of which with related parties	(33)		(712)		(1,648)
Investing activities:
- tangible assets	(8)		(5,086)		(4,886)
- intangible assets	(9)		(1,054)		(1,045)
- consolidated subsidiaries and businesses			(178)		(28)
- investments	(10)		(128)		(148)
- securities					(18)
- financing receivables			(608)		(524)
- change in payables and receivables in relation to investing activities and capitalized depreciation			(305)		139
Cash flow from investing activities			(7,359)		(6,510)
Disposals:
- tangible assets			727		186
- intangible assets			30		4
- consolidated subsidiaries and businesses			(2)
- investments			19		2,275
- securities			32		27
- financing receivables			332		1,315
- change in payables and receivables in relation to disposals			(361)		51
Cash flow from disposals			777		3,858
Net cash used in investing activities			(6,582)		(2,652)
- of which with related parties	(33)		(666)		326

Contents
Eni Condensed consolidated interim financial statements / Consolidated Financial Statements continued Statement of cash flows

(euro million)	Note	First half 2012	First half 2013

Proceeds from long-term debt		4,812	2,594
Repayments of long-term debt		(681)	(3,253)
Increase (decrease) in short-term debt		(554)	870
		3,577	211
Net acquisition of treasury shares different from Eni SpA		22
Acquisition of additional interests in consolidated subsidiaries		(4)	(25)
Dividends paid to Eni's shareholders		(1,884)	(1,956)
Dividends paid to non-controlling interest		(414)	(211)
Net cash used in financing activities		1,297	(1,981)
- of which with related parties	(33)	17	128
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(6)	(15)
Effect of exchange rate changes on cash and cash equivalents and other changes		9	(19)
Net cash flow for the period		3,140	85
Cash and cash equivalents - beginning of period		1,500	7,765
Cash and cash equivalents - end of period		4,640	7,850

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

Notes to the Consolidated
Financial Statements

1 Basis of presentation

The Condensed Consolidated Interim Financial Statements of Eni Group have been prepared in accordance with IAS 34 "Interim Financial Reporting". The statements are the same adopted in the Annual Report 2012, with the exception of the statement of comprehensive income where, as required by the new version of IAS 1 "Presentation of Financial Statements", the line items of other comprehensive income are grouped into those that, in accordance with applicable IFRSs, can be reclassified subsequently to profit and loss account (the so called reclassification adjustments) and those that can not.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with the same principles of consolidation and measurement criteria described in the Annual Report 2012, with the exception of international accounting standards effective starting from January 1, 2013 indicated in the paragraph "Recent accounting principles" of Annual Report 2012. In particular, by Commission Regulation (EU) No. 475/2012 of June 5, 2012, the revised IAS 19 "Employee Benefits" (hereinafter "IAS 19") has been endorsed. The document requires interalia: (i) to recognize actuarial gains and losses related to defined benefit plans in other comprehensive income, eliminating the possibility to adopt the so called corridor approach. Actuarial gains and losses recognized in other comprehensive income will not be recycled through profit and loss account in subsequent periods; and (ii) to present in the so called "net interest" the component of return on plan assets and the interest cost to be recognized in profit and loss account. Net interest is determined by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability. Net interest on defined benefit plans is recognized as a single "net interest expense or income". The new provisions of IAS 19 are applied retrospectively by adjusting the opening balance as of January 1, 2012 and the 2012 profit and loss account. In the Condensed Consolidated Interim Financial Statements, the enactment of the new provisions of IAS 19 determined a pre-tax and post-tax effect amounting to, respectively: (i) a decrease of equity as of January 1, 2012 of euro 123 million and euro 61 million; (ii) a decrease of equity as of December 31, 2012 of euro 269 million and euro 155 million, of which euro 149 million and euro 96 million related to the 2012 actuarial gains and losses recognized in other comprehensive income. The effect on 2012 interim results was immaterial. The presentation of net interest on defined benefit plans within the "net interest expense or income" line item, previously presented within the payroll cost, determined an increase of 2012 interim operating profit of euro 23 million.
Moreover, starting from January 1, 2013, IFRS 13 "Fair Value Measurement" (endorsed by Commission Regulation No. 1255/2012 of December 11, 2012) is effective. The standard defines a framework for fair value measurements, required or permitted by other IFRSs, and the required disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date. The application of this standard has had no significant impact.
The report includes selected explanatory notes.
Current income taxes have been calculated based on the estimated taxable profit of the interim period. Current tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the tax authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis.
The Condensed Consolidated Interim Financial Statements at June 30, 2013, were approved by Eni’s Board of Directors on July 31, 2013. A limited review has been carried out by the independent auditor Reconta Ernst & Young SpA; a limited review is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards.
Amounts in the financial statements and in the notes are expressed in millions of euros (euro million).

2 Principles of consolidation

For a description of the accounting estimates used see the Annual Report 2012.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

3 Recent accounting principles

As regards the recent accounting principles, in addition to those indicated in the Annual Report 2012, the main pronouncements issued by IASB and IFRIC and not yet been endorsed by European Union are indicated hereinafter.
On May 20, 2013, the IFRIC issued the interpretation IFRIC 21 "Levies" (hereinafter "IFRIC 21") which defines the accounting for outflows imposed by governments (e.g. contributions required to operate in a specific market), other than income taxes, fines or penalties. IFRIC 21 sets out criteria for the recognition of a liability, stating that the obligating event that gives rise to the liability, and therefore to its recognition, is the activity that triggers the payment, as identified by the legislation. The provisions of IFRIC 21 shall be applied for annual periods beginning on or after January 1, 2014.
On May 29, 2013, the IASB issued amendments to IAS 36 "Recoverable amount disclosures for non-financial assets", which supplements the disclosure of information requiring: (i) the recoverable amount of individual assets or cash-generating units for which an impairment loss has been recognized or reversed during the period; and (ii) additional disclosures if recoverable amount is based on fair value less costs of disposal. The amendments to IAS 36 shall be applied for annual periods beginning on or after January 1, 2014.
On June 27, 2013, the IASB issued the amendment to IAS 39 "Novation of derivatives and continuation of hedge accounting". According to this amendment, an entity shall not discontinue hedge accounting in case of novation of the derivative, as a consequence of laws or regulations, which implies that an original counterparty is replaced by a central counterparty. The amendments to IAS 39 shall be applied for annual periods beginning on or after January 1, 2014.
Eni is currently reviewing these principles and interpretations to determine the likely impact on the Group’s results.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

Current assets

4 Other financial assets available for sale

(euro million)	December 31, 2012	June 30, 2013

Securities held for operating purposes
Listed bonds issued by sovereign states	174	175
Listed securities issued by financial institutions	22	27
Non-quoted securities	5
	201	202
Securities held for non-operating purposes
Listed bonds issued by sovereign states	13	5
Listed securities issued by financial institutions	21	6
	34	11
Total	235	213

At June 30, 2013 and December 31, 2012, no financial assets were held for trading.
At June 30, 2013, bonds issued by sovereign states amounted to euro 180 million (euro 187 million at December 31, 2012). A break-down by country is presented below:

Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody's	Rating - S&P

Fixed rate bonds
Belgium	27	30	from 2.88 to 4.25	from 2014 to 2021	Aa3	AA
Portugal	24	23	from 3.35 to 5.45	from 2013 to 2019	Ba3	BB
Italy	20	21	from 2.50 to 4.25	from 2013 to 2015	Baa2	BBB+
Slovakia	13	15	from 3.50 to 4.90	from 2014 to 2017	A2	A
Spain	14	14	from 3.15 to 4.10	from 2014 to 2018	Baa3	BBB-
Ireland	13	13	from 4.40 to 4.50	from 2019 to 2020	Ba1	BBB+
Austria	12	13	from 3.40 to 3.50	from 2014 to 2015	Aaa	AA+
Netherlands	12	12	from 4.00 to 4.25	from 2013 to 2016	Aaa	AAA
United States of America	12	12	from 1.75 to 3.13	from 2014 to 2019	Aaa	AA+
Germany	10	10	from 3.25 to 4.25	from 2014 to 2015	Aaa	AAA
France	5	5	4.00	2014	Aa1	AA+
Slovenia	5	5	4.38	2014	Ba1	A-
Finland	1	2	1.25	2015	Aaa	AAA
Floating rate bonds
Italy	5	5		2013	Baa2	BBB+
Total	173	180

Securities amounting to euro 33 million (euro 48 million at December 31, 2012) were issued by financial institutions with a rating ranging from Aaa to B2 (Moody’s) and from AAA to B+ (S&P).
Securities held for operating purposes of euro 202 million (euro 201 million at December 31, 2012) were designated to hedge the loss provisions of the Group’s insurance company Eni Insurance Ltd (euro 196 million at December 31, 2012).
Gain and losses on fair value evaluation of securities are provided in note 23 – Shareholders’ equity.
The fair value of securities was calculated basing on quoted market prices.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

5 Trade and other receivables

(euro million)	December 31, 2012	June 30, 2013

Trade receivables	19,966	20,324
Financing receivables:
- for operating purposes - short term	440	472
- for operating purposes - current portion of long-term receivables	228	342
- for non-operating purposes	1,153	222
	1,821	1,036
Other receivables:
- from disposals	209	212
- other	6,751	7,107
	6,960	7,319
	28,747	28,679

Trade receivables at June 30, 2013, increased by euro 358 million from the prior year balance sheet date, mainly in the Refining & Marketing segment (up euro 676 million), the Exploration & Production segment (up euro 141 million) and the Versalis segment (up euro 121 million). Such increase was partially offset by the decrease in the Gas & Power segment (down euro 570 million).
Trade receivables are stated net of the valuation allowance for doubtful accounts:

(euro million)	December 31, 2012	Additions	Deductions	Other changes	June 30, 2013

Trade receivables	1,056	166	(38)	6	1,190
Financing receivables	6	55			61
Other receivables	574	2	(7)	5	574
	1,636	223	(45)	11	1,825

Additions and deductions to the allowance reserve for doubtful accounts amounted to euro 166 million and euro 38 million, respectively, and primarily related to the Gas & Power segment (euro 130 million and euro 30 million, respectively).
In the first half of 2013, Eni had in place transactions to transfer to factoring institutions certain trade receivables without recourse due by June 30, 2013 for euro 1,720 million of which trade receivables amounting to euro 1,347 million were transferred without notification (euro 2,054 million at December 31, 2012, of which without notification for euro 1,709 million, due in 2013). Transferred receivables mainly related to the Refining & Marketing segment (euro 1,007 million), the Gas & Power segment (euro 590 million), the Versalis segment (euro 87 million) and the Engineering & Construction segment (euro 36 million). Following the contractual arrangements with the financing institutions, Eni collects the transferred receivables and transfers the collected amounts to those institutions. Furthermore, the Engineering & Construction segment transferred without notification certain trade receivables without recourse due by June 30, 2013 for euro 148 million through Eni’s subsidiary Serfactoring SpA (euro 149 million at December 31, 2012, due in 2013).
Trade receivables of the Exploration & Production segment included receivables for oil and gas supply to Egyptian State-owned companies amounting to euro 583 million due as of June 30, 2013. In order to reduce the outstanding amounts, negotiations and contacts are ongoing with the State companies’ top management and the local authorities, in a context of enduring relationships with the counterparts.
Financing receivables held for operating purposes of euro 814 million (euro 668 million at December 31, 2012) mainly related to financing granted to unconsolidated subsidiaries, joint ventures and associates to cover capital expenditure requirements for euro 428 million for executing industrial projects (euro 351 million at December 31, 2012) and cash deposits to hedge the loss provision made by Eni Insurance Ltd for euro 319 million (euro 280 million at December 31, 2012).
Financing receivables not related to operating activities amounted to euro 222 million (euro 1,153 million at December 31, 2012) and primarily related to: (i) restricted deposits in escrow for euro 163 million held by Eni Trading & Shipping SpA (euro 93 million at December 31, 2012), of which euro 143 million with Citigroup Global Markets Ltd and euro 20 million with commercial counterparts relating to derivatives transactions; (ii) restricted

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements deposits in escrow of receivables of the Engineering & Construction segment for euro 40 million (euro 25 million at December 31, 2012). The decrease in financing receivables not related to operating purposes of euro 931 million was primarily related to: (i) the collection of receivables from Cassa Depositi e Prestiti for euro 883 million as settlement of the total consideration of euro 3,517 million relating to the divestment of 1,013,619,522 ordinary shares of Snam SpA; (ii) the collection of the residual receivables from Snam for euro 141 million.
Receivables related to divesting activities of euro 212 million (euro 209 million at December 31, 2012) included the current portion of receivables relating to the divestment of a 1.71% interest in the Kashagan project for euro 119 million and to the divestment of a 3.25% interest in the Karachaganak project (equal to Eni’s 10% interest) to the Kazakh partner KazMunaiGas for euro 83 million. A description of both transactions is reported in note 13 – Other non-current receivables.
Other receivables of euro 7,107 million (euro 6,751 million at December 31, 2012) included receivables for euro 486 million (euro 481 million at December 31, 2012) relating to the recovery of costs incurred to develop an oil&gas project in the Exploration & Production segment that is currently undergoing arbitration procedure. Receivables related to advances for take-or-pay clauses for euro 333 million were fully recovered during the first half of 2013.
Receivables with related parties are described in note 33 – Transactions with related parties.
Because of the short-term maturity and conditions of remuneration of trade receivables, the fair value approximated the carrying amount.

6 Inventories

December 31, 2012	June 30, 2013

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	948	190		1,748	2,886	664	180		1,890	2,734
Products being processed and semi-finished products	133	15		1	149	137	9		1	147
Work in progress			1,595		1,595			1,615		1,615
Finished products and goods	2,912	891		63	3,866	2,601	863		75	3,539
	3,993	1,096	1,595	1,812	8,496	3,402	1,052	1,615	1,966	8,035

Changes in inventories and in loss provisions were as follows:

(euro million)	Carrying amount at the beginning of the year	Changes	New or increased provisions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Carrying amount at the end of the period

December 31, 2012
Gross carrying amount	7,761	1,158			(226)	(18)	(9)	8,666
Loss provision	(186)		(58)	64	10	1	(1)	(170)
Net carrying amount	7,575	1,158	(58)	64	(216)	(17)	(10)	8,496

June 30, 2013
Gross carrying amount	8,666	(436)				(39)	1	8,192
Loss provision	(170)		(88)	101				(157)
Net carrying amount	8,496	(436)	(88)	101		(39)	1	8,035

Changes of the period amounting to euro 436 million were recorded in the Refining & Marketing segment for euro 440 million. Additions and deductions in loss provisions amounted to euro 88 million and euro 101 million,

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respectively, and primarily related to the Refining & Marketing segment (euro 77 million and euro 80 million, respectively).

7 Other current assets

(euro million)	December 31, 2012	June 30, 2013

Fair value of non-hedging and trading derivatives	916	721
Fair value of fair value hedge derivatives		58
Fair value of cash flow hedge derivatives	31	10
Other current assets	677	602
	1,624	1,391

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider or, alternatively, appropriate valuation methods commonly used on the marketplace.
Fair values of non-hedging and trading derivatives of euro 721 million (euro 916 million at December 31, 2012) consisted of: (i) euro 416 million (euro 564 million at December 31, 2012) of derivatives that failed to meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 305 million (euro 352 million at December 31, 2012) related to commodity derivatives entered by the Gas & Power segment for trading purposes in order to optimize the value of the Group’s assets (gas supply contracts, capacity entitlements, storage sites) through strategies of asset-backed trading, as well as proprietary trading.
The fair value of fair value hedge derivatives amounted to euro 58 million and pertained to derivatives entered into in order to hedge certain contracts with future pricing for the sale and purchase of oil products.
Fair value of cash flow hedge derivatives of euro 10 million (euro 31 million at December 31, 2012) pertained to the Gas & Power segment. These derivatives were entered into to hedge variability in future cash flows associated with highly probable future sale transactions of gas or electricity or on already contracted sales due to different indexation mechanism of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. Negative fair value of contracts expiring by June 30, 2014 is disclosed in note 17 – Other current liabilities; positive and negative fair value of contracts expiring beyond June 30, 2014 is disclosed in note 13 – Other non-current receivables and in note 21 – Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in note 23 – Shareholders’ equity and in note 27 – Operating expenses.
As of December 31, 2012, other assets included prepayments that were made to gas suppliers upon triggering the take-or-pay clause provided by the relevant long-term supply arrangements (euro 129 million). Such amount was fully recovered during the first half of 2013.
Transactions with related parties are described in note 33 – Transactions with related parties.

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Non-current assets

8 Property, plant and equipment

(euro million)	Gross book amount at December 31, 2012	Provisions for depreciation and impairments at December 31, 2012	Net book amount at December 31, 2012	Additions	Depreciation	Impairment losses	Currency translation differences	Other changes	Net book amount at June 30, 2013	Gross book amount at June 30, 2013	Provisions for depreciation and impairments at June 30, 2013

Property, plant and equipment	143,297	79,831	63,466	4,886	(3,531)	(136)	(216)	(28)	64,441	147,589	83,148

A break-down of capital expenditures made in the first half of 2013 by segment is provided below:

(euro million)	First half 2012	First half 2013

Exploration & Production	3,613	3,922
Gas & Power	58	56
Refining & Marketing	288	207
Versalis	66	110
Engineering & Construction	540	484
Corporate and financial companies	19	72
Other activities - Snam	350
Other segments	8	5
Elimination of intragroup profits	144	30
	5,086	4,886

With the exceptions of the refining business, management did not identify any indications that assets may be impaired within the Group’s operating segments. Management based its findings by observing the latest forward prices for energy commodities prevailing in the market place for the future four-year period as of the date of preparation of the 2013 Interim Report and comparing them with the forward prices at the 2012 Annual Report; management also confirmed its previous assumptions of a long-term price for the benchmark Brent crude oil at 90 dollars/barrel (in real terms). Therefore, management carried out the impairment review of the recoverability of the carrying amounts of tangible assets: (i) in the refining business where in spite of a significant decline in forward refining margins over the next four-year projection, the carrying amounts of refineries were aligned to their values-in-use; (ii) a sample of oil&gas Cash Generating Units, selected according to the criteria of relevance (book value, allocation of unproved mineral interests, headroom between the book value and the value in use at the date of the annual report, etc.) which covered about 50% of the assets of the Exploration & Production segment, for which management tested reserves revisions, changes in projected expenditures and modifications at petroleum contracts. The management, also in this case, confirmed the carrying amounts, with the exception of an oil asset in Italy which has been impaired for euro 86 million following negative revisions of the reserves. Furthermore, an oil asset in the USA impaired in 2012 has been reversed up as a result of a more favorable tax regime for oil productions (euro 47 million reported in other changes).
For the criteria adopted by Eni in identifying the Group Cash Generating Unit (CGU) and reviewing the recoverability of carrying amounts, see note 14 – Property, plant and equipment of the consolidated financial statements of the Financial Report 2012. In preparing the Interim Report 2013, management maintained unchanged from the Annual Report 2012 the estimation of the post-tax rate for discounting the future cash flows of the CGUs equal to the weighted average cost of the capital to Eni, adjusted to factor in risks specific to each country of activity (WACC adjusted), ranging from 7.2% to 13.0%. The confirmation of these amounts in respect to 2012 is due to the projection of reduced financial parameters in the Eni WACC due to lowered expectations for the risk premium on Italian sovereign bonds and a decline in the cost of borrowings to the Group due to observed trends in the benchmark market rates, which were partly offset by the assumption of an higher incidence of the Group's equity in the financial structure approved by the Board

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of Directors. In addition, in the first half of 2013 it has been recorded marginal impairment losses at tangible assets (euro 50 million) and regarded security, compliance and stay-in-business expenditures made at certain refineries, petrochemical plants and other company sites which were completely written off in prior years and for which it was confirmed the absence of profitability prospects.
Other changes of euro 28 million comprised the initial recognition and change in estimates of the costs for dismantling and site restoration of the Exploration & Production segment (euro 42 million), a reclassification to assets held for sale of (euro 24 million), and, as increase, reversals of impairments (euro 48 million).
Unproved mineral interests included in tangible assets in progress and advances are presented below:

(euro million)	Book amount at December 31, 2012	Reclassification to Proved Mineral Interest	Other changes and currency translation differences	Book amount at June 30, 2013

Congo	1,254		12	1,266
Nigeria	743		7	750
Turkmenistan	516		4	520
Algeria	355		3	358
USA	146	(2)	1	145
India	22			22
Others	29	(1)		28
	3,065	(3)	27	3,089

Contractual commitments related to the purchase of property, plant and equipment are included in section "Risk factors and uncertainties" of the "Operating and Financial Review".

9 Intangible assets

(euro million)	Gross book amount at December 31, 2012	Provisions for amortization and impairments at December 31, 2012	Net book amount at December 31, 2012	Additions	Amortization	Changes in the scope of consolidation	Currency translation differences	Other changes	Net book amount at June 30, 2013	Gross book amount at June 30, 2013	Provisions for amortization and impairments at June 30, 2013

Intangible assets with finite useful lives	8,880	6,854	2,026	1,045	(1,012)		3	(14)	2,048	9,616	7,568
Intangible assets with indefinite useful lives
Goodwill			2,461			24			2,485
			4,487	1,045	(1,012)	24	3	(14)	4,533

Capital expenditures of euro 1,045 million (euro 1,054 million in the first half of 2012) included exploration drilling expenditures of the Exploration & Production segment which were fully amortized as incurred for euro 765 million (euro 825 million in the first half of 2012) and license acquisition costs of euro 179 million (euro 1 million in the first half of 2012) primarily related to acquisitions of new exploration acreage in Cyprus and Vietnam. Amortization of euro 1,012 million (euro 1,083 million in the first half of 2012) included the amortization of license acquisition costs for euro 126 million (euro 78 million in the first half of 2012).
Change in the scope of consolidation of intangible assets with indefinite useful lives of euro 24 million comprised the 100% acquisition of ASA Trade SpA, a company marketing gas in Tuscany.

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The carrying amount of goodwill at the end of the period was euro 2,485 million (euro 2,461 million at December 31, 2012) net of cumulative impairments amounting to euro 2,066 million (euro 2,075 million at December 31, 2012). The break-down of goodwill by operating segment is as follows:

(euro million)	December 31, 2012	June 30, 2013

Gas & Power	1,286	1,309
Engineering & Construction	750	749
Exploration & Production	265	267
Refining & Marketing	160	160
	2,461	2,485

Goodwill acquired through business combinations has been allocated to the cash generating units ("CGUs") that are expected to benefit from the synergies of the acquisition.
Goodwill has been allocated to the following CGUs.

Gas & Power segment

(euro million)	December 31, 2012	June 30, 2013

Domestic gas market	767	791
Foreign gas market	519	518
- of which European market	511	511
	1,286	1,309

In the Gas & Power segment, the CGUs consist of commercial business units whose cash flows are interdependent and, therefore, jointly benefit of business combination synergies. Goodwill allocated to the CGU domestic gas market was recognized upon the buy-out of the former Italgas SpA minorities in 2003 through a public offering (euro 706 million). This CGU engages in supplying gas to residential customers and small businesses.
Goodwill allocated to the CGU European Market was mainly recognized in prior reporting periods upon purchase price allocations in the business combinations involving Distrigas NV (now Eni Gas & Power NV) in Belgium and other smaller entities (Altergaz SA, now Eni Gas & Power France SA in France, Nuon Belgium NV, now merged in Eni Gas & Power NV, and Nuon Power Generation Walloon NV, now Eni Power Generation NV). The CGU European Market comprises gas marketing activities managed by the companies acquired and gas marketing activities managed directly or indirectly by the Gas & Power Division of the parent company Eni SpA (North-West Europe area, France, Germany, Benelux, United Kingdom, Switzerland and Austria). Those business units jointly benefited from business combination synergies.
In preparing the interim report 2013, also considering the ongoing renegotiations of the Company’s long-term purchase contracts, management confirmed the impairment indicators used for the impairment test purposes as of December 31, 2012, in particular, the latest forward prices and spreads for gas and electricity prevailing in the market place for the future four-year period and current trends in other variables (volumes and market shares). Therefore, the book value of the CGU European gas market, including the goodwill, is aligned to the recoverable amount. The excess of the recoverable amount of the CGU domestic gas market over its carrying amount including the allocated portion of goodwill (headroom) amounting to euro 549 million would be reduced to zero, on the basis of the sensitivity analysis performed for the Annual Report 2012, under each of the following alternative hypothesis: (i) a decrease of 32.3% on average in the projected commercial margins; (ii) a decrease of 32.3% on average in the projected sales volumes; (iii) an increase of 8.2 percentage points in the discount rate; and (iv) a negative nominal growth rate of 13.2%. The recoverable amount of the CGU and the relevant sensitivity analysis were calculated solely on the basis of retail margins, thus excluding wholesale and business client margins (industrial, thermoelectric and others).

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Engineering & Construction segment

(euro million)	December 31, 2012	June 30, 2013

Offshore E&C	415	415
Onshore E&C	316	315
Other	19	19
	750	749

The segment goodwill of euro 749 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 710 million) and allocated to the CGUs E&C Offshore and E&C Onshore. Management reviewed the recoverability of the carrying amounts at those CGUs, including allocated goodwill, considering a deteriorating outlook in the construction services market and the revision of margin estimates made at important contracts whereby management revised the business profitability forecast for 2013. The key assumptions adopted for assessing the recoverable amounts of the CGUs related to operating results, the discount rate and the growth rates adopted to determine the terminal value. Information on operating results and cash flow was collected from the four-year-plan approved in January 2013 by the Company’s top management. The plan has been updated to reflect the worsening of some main projects in progress and to take into account of the update of the results expected for the second half of 2013. The terminal value was estimated by using a perpetual nominal growth rate of 2% applied to the normalized cash flow of the last year in the four-year plan. Value in use of both CGUs was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7.8% (unchanged from 2012) which corresponds to the pre-tax rate of 10.0% and 10.9% for the E&C Offshore business unit and the E&C Onshore one respectively (9.9% and 10.7%, respectively, in 2012). The impairment review performed confirmed the recoverability of the carrying amounts of both those CGUs, including the allocated portions of goodwill. The headroom of the E&C Offshore business unit of euro 3,584 million would be reduced to zero under each of the following alternative changes in the above mentioned assumptions: (i) a decrease of 47% in the operating result at each of the periods included in the four-year plan, including the perpetuity operating result; (ii) an increase of about 5 percentage points in the discount rate; and (iii) a negative real long-term growth rate. Changes in each of the assumptions that would cause the headroom of the E&C Onshore business unit of euro 3,882 million to be reduced to zero are greater than those applicable to the E&C Offshore construction CGU described above.

10 Investments

(euro million)	Net book amount at December 31, 2012	Additions	Divestments and reimbursements	Share of profit (loss) of equity-accounted investments	Deduction for dividends	Currency translation differences	Other changes	Net book amount at June 30, 2013

Equity-accounted investments	4,262	148	(1)	198	(158)	25	44	4,518
Other investments	5,085		(2,173)			2	(95)	2,819
	9,347	148	(2,174)	198	(158)	27	(51)	7,337

Additions in investments accounted for using the equity method of euro 148 million mainly related to a capital contribution made to Angola LNG Ltd (euro 48 million) which is currently engaged in building a liquefaction plant in order to monetize Eni’s gas reserves in that country (Eni’s interest in the project being 13.6%) and to a capital contribution made to Novamont SpA (euro 41 million) in relation to the "Green Chemistry" project at the Porto Torres plant.
Divestments and reimbursements of euro 2,174 million are stated net of gains on disposals (euro 101 million) and essentially related to the sale of the 11.69% of the share capital of Snam SpA for euro 1,392 million and the 8% of Galp Energia SGPS SA for euro 780 million.
On May 9, 2013, Eni completed the sale of 395,253,345 shares equal to 11.69% of share capital of Snam SpA. The offering, carried out through an accelerated bookbuilding aimed at Italian and international

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institutional investors, was priced at euro 3.69 per share for a total consideration amounting to euro 1,459 million. The gain registered in profit and loss account amounted to euro 67 million. Following the placement, Eni holds 288,683,602 shares equal to 8.54% of the share capital of Snam which are underlying the euro 1,250 million convertible bond, issued on January 18, 2013 and due on January 18, 2016.
On May 31, 2013, Eni completed the placement of 55,452,341 ordinary shares, corresponding to approximately 6.7% of the share capital of Galp Energia SGPS SA. The Offering, carried out through an accelerated bookbuilding procedure aimed at qualified institutional investors, was priced at euro 12.22 per share for a total consideration amounting to euro 678 million. The gain registered in profit and loss account amounted to euro 26 million. As of June 30, 2013, Eni holds 16.34% of Galp's outstanding share capital, of which 8% underlying the exchangeable (approximately euro 1,028 million) bond issued on November 30, 2012 and due on November 30, 2015 and 8.34% subject to pre-emptive rights or option exercisable by Amorim Energia.
Share of profit of equity-accounted investments of euro 198 million primarily referred to Unión Fenosa Gas SA (euro 32 million), United Gas Derivatives Co (euro 31 million), Blue Stream pipeline Co BV (euro 26 million), CARDÓN IV SA (euro 24 million), PetroSucre SA (euro 22 million), Unimar Llc (euro 15 million) and Eni BTC Ltd (euro 14 million).
Deductions for dividend distribution of euro 158 million primarily related to PetroSucre SA (euro 50 million), United Gas Derivatives Co (euro 35 million), Ceska Refinerska AS (euro 22 million) and Unimar Llc (euro 11 million).
Currency translation differences of euro 27 million were primarily related to translation of entities accounts denominated in US dollar (euro 28 million).
Other changes in equity-accounted investments of euro 51 million primarily comprised for euro 58 million expenses relating to the fair value evaluation of the financial investments in Snam SpA and Galp Energia SGPS SA of which euro 32 million were reported through profit as expenses from investments in application of the fair value option provided by IAS 39 as relating to the shares underlying convertible bonds and incomes for euro 21 million relating to the revaluation of Ceska Refinerska AS.

11 Other financial assets

(euro million)	December 31, 2012	June 30, 2013

Receivables for financing operating activities	1,160	1,051
Securities held for operating purposes	69	81
	1,229	1,132

Receivables for financing operating activities are stated net of the valuation allowance for doubtful accounts of euro 35 million (euro 30 million at December 31, 2012).
Operating financing receivables of euro 1,051 million (euro 1,160 million at December 31, 2012) primarily pertained to loans granted by the Exploration & Production segment (euro 534 million), the Gas & Power segment (euro 377 million) and the Refining & Marketing segment (euro 94 million). Financing receivables granted to unconsolidated subsidiaries, joint ventures and associates amounted to euro 591 million.

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Securities of euro 81 million (euro 69 million at December 31, 2012), designated as held-to-maturity investments, are listed bonds issued by sovereign states (euro 73 million) and by the European Investment Bank (euro 8 million). The following table analyses securities per issuing entity:

Amortized cost (euro million)	Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody's	Rating - S&P

Sovereign states
Fixed rate bonds
Italy	20	21	21	from 3.50 to 4.75	from 2013 to 2021	Baa2	BBB+
Slovenia	11	11	11	from 3.42 to 4.88	from 2013 to 2014	Ba1	A-
Spain	3	3	3	3.00	2015	Baa3	BBB-
Slovakia	2	2	2	1.33	2015	A2	A
Floating rate bonds
Italy	15	15	15		from 2014 to 2016	Baa2	BBB+
Spain	10	10	10		from 2014 to 2015	Baa3	BBB-
Belgium	7	7	7		2016	Aa3	AA
France	5	5	5		2014	Aa1	AA+
Total sovereign states	73	74	74
European Investment Bank	8	8	7		from 2016 to 2018	Aaa	AAA
	81	82	81

The valuation at fair value of receivables for financing operating activities of euro 1,092 million has been determined based on the present value of expected future cash flows discounted at rates ranging from 0.5% to 3.6% (0.4% and 3.3% at December 31, 2012). The valuation at fair value of financial securities has resulted in marginal effects. The fair value of securities was derived from quoted market prices.
Receivables with related parties are described in note 33 – Transactions with related parties.

12 Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for euro 3,271 million (euro 3,630 million at December 31, 2012).

(euro million)	Amount at December 31, 2012	Net additions	Currency translation differences	Other changes	Amount at June 30, 2013

5,027	244	(39)	253	5,485

Deferred tax assets related to the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes were recorded on the operating losses of the reporting period and the recognition of deferred deductible costs within the limits of the amounts expected to be recovered in future years based on expected future taxable income. The forecasts for future taxable income are those adopted in the 2012 Annual Report.
Deferred tax liabilities are described in note 20 – Deferred tax liabilities.
Income taxes are described in note 30 – Income tax expense.

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13 Other non-current receivables

(euro million)	December 31, 2012	June 30, 2013

Current tax assets	293	349
Receivables related to disposals	752	720
Other receivables	361	211
Fair value of non-hedging derivatives	429	238
Fair value of cash flow hedging derivative instruments	2	2
Other asset	2,563	2,321
	4,400	3,841

Receivables originated from divestments amounted to euro 720 million (euro 752 million at December 31, 2012) and comprised: (i) the residual outstanding amount of euro 241 million recognized following the compensation agreed with the Republic of Venezuela for the expropriated Dación oilfield in 2006. The receivable accrues interests at market conditions as the collection has been fractionated in installments. As agreed by the parties, the reimbursement can be made in kind through equivalent assignment of volumes of crude oil. In 2012, the reimbursement amounted to euro 71 million ($92 million). Negotiations for further compensations are ongoing; (ii) the long-term portion of a receivable of euro 234 million related to the divestment of the 1.71% interest in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kazakh government, which became effective from January 1, 2008. The reimbursement of the receivable is provided for in three annual installments commencing from the date of the production start-up which is expected in the coming weeks. The receivable accrues interest income at market rates. The short-term portion is disclosed in note 5 – Trade and other receivables; (iii) the long-term portion of a receivable of euro 90 million related to the divestment of the 3.25% interest in the Karachaganak project (equal to the Eni’s 10% interest) to the Kazakh partner KazMunaiGas as part of an agreement reached in December 2011 between the Contracting Companies of the Final Production Sharing Agreement (FPSA) and Kazakh Authorities which settled disputes on the recovery of the costs incurred by the International Consortium to develop the field, as well as a certain tax claims. The agreement, effective from June 28, 2012, entailed a net cash consideration to Eni, to be paid in cash in three years through monthly installments starting from July 2012. The receivable accrues interest income at market rates. In the first half of 2013, reimbursements amounted to euro 46 million. The short-term portion is disclosed in note 5 – Trade and other receivables.
Derivative fair values are calculated basing on market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.
Fair values of non-hedging derivatives of euro 238 million (euro 429 million at December 31, 2012) consisted of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives did not relate to specific trade or financing transactions.
Fair values of cash flow hedge derivatives of euro 2 million (same amount as of December 31, 2012) related to the Gas & Power segment. These derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 7 – Other current assets. Fair value related to the contracts expiring beyond 2014 is disclosed in note 21 – Other non-current liabilities; fair value related to the contracts expiring by June 30, 2014 is disclosed in note 7 – Other current assets and in note 13 – Other current liabilities. The effects of fair value evaluation of cash flow hedges are disclosed in note 23 – Shareholders’ equity and note 27 – Operating expenses.
Other non-current asset of euro 2,321 million (euro 2,563 million at December 31, 2012) mainly included prepayments for which the Company plans to off-take the prepaid quantities beyond the term of 12 months amounting to euro 2,130 million (euro 2,367 million at December 31, 2012) that were made to gas suppliers upon triggering the take-or-pay clause provided by the relevant long-term supply arrangements. The decrease related to collections of prepaid gas quantities following the renegotiation of long-term contracts. Prepayments are forecast to be used in the long-term. In accordance to those arrangements, the Company is contractually required to off-take minimum annual quantities of gas, or in case of failure is held to pay the whole price or a fraction of it for the uncollected volumes up to the minimum annual quantity. The Company is entitled to off-take the pre-paid volumes in future years alongside the contract execution, for

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its entire duration or a shorter term as the case may be. These deferred costs, which are substantially equivalent to a receivable in-kind, are stated at the purchase cost or the net realizable value, whichever is lower. Prior-year’s impairment losses are reversed up to the purchase cost, whenever market conditions indicate that impairment no longer exits or may have decreased. The amount of pre-paid volumes reflects ongoing difficult market condition in the European gas sector due to weak demand and strong competitive pressures fuelled by oversupplies. These trends prevented Eni from fulfilling its minimum take obligations associated with its gas supply contracts. Management expects to recover those pre-paid volumes in the long term leveraging on already achieved or expected benefits from the renegotiation of the Company long-term, take-or-pay supply contracts in terms of achieving an improved competitiveness of the Company’s cost position and a reduction in minimum take quantities to be collected and increased operational flexibility (i.e. changes in delivery points and LNG supplies in place of those by pipeline), including no renewal of expiring long-term contracts. Management believes that other factors will contribute to the Company’s plans to recover these pre-paid volumes over the long-term, including: (i) the assumption of a recovery in long-term gas demand; (ii) a projected sales expansion in target European markets and Italy supported by effective and innovative marketing policies and the Company’s strengthening market leadership.
Receivables with related parties are described in note 33 – Transactions with related parties.

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Current liabilities

14 Short-term debt

(euro million)	December 31, 2012	June 30, 2013

Banks	253	306
Commercial papers	1,481	1,932
Other financial institutions	489	666
	2,223	2,904

The increase in short-term debt of euro 681 million included net assumptions for euro 870 million, partially offset by currency translation differences for euro 196 million. Commercial papers of euro 1,932 million were issued by the Group’s financial subsidiaries Eni Finance USA Inc (euro 1,614 million) and Eni Finance International SA (euro 318 million).
At June 30, 2013, Eni had undrawn committed and uncommitted borrowing facilities amounting to euro 2,442 million and euro 9,389 million, respectively (euro 1,241 million and euro 10,932 million at December 31, 2012). Those facilities bore interest rates reflecting prevailing conditions on the marketplace. Charges for unutilized facilities were immaterial.
At June 30, 2013, Eni did not report any default on covenants or other contractual provisions in relation to borrowing facilities.
Because of the short-term maturity and conditions of remuneration of short-term debts, the fair value approximated the carrying amount.
Payables due to related parties are described in note 33 – Transactions with related parties.

15 Trade and other payables

(euro million)	December 31, 2012	June 30, 2013

Trade payables	14,993	13,200
Advances	2,247	2,857
Other payables:
- related to capital expenditures	2,103	2,206
- others	4,238	4,080
	6,341	6,286
	23,581	22,343

The decrease in trade receivables for euro 1,793 million primarily related to the Gas & Power segment (euro 857 million), the Refining & Marketing segment (euro 385 million) and the Engineering & Construction segment (euro 267 million).
Other payables of euro 4,080 million (euro 4,238 million at December 31, 2012) included payables due to gas suppliers for euro 542 million (same amount as of December 31, 2012) relating to the triggering of the take-or-pay clause provided by the relevant supply arrangements. More information is provided in note 13 – Other non-current receivables.
Payables to related parties are described in note 33 – Transactions with related parties.
Because of the short-term maturity and conditions of remuneration of trade payables, the fair value approximated the carrying amount.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

16 Income taxes payable

(euro million)	December 31, 2012	June 30, 2013

Italian subsidiaries	156	100
Foreign subsidiaries	1,466	966
	1,622	1,066

The decrease in income taxes payable for euro 500 million primarily related to the foreign companies of the Exploration & Production segment (euro 498 million).
Income tax expenses are described in note 30 – Income taxes.

17 Other current liabilities

(euro million)	December 31, 2012	June 30, 2013

Fair value of non-hedging and trading derivatives	888	739
Fair value of cash flow hedging derivatives	32	16
Fair value of fair value hedging derivatives	5	1
Other liabilities	512	465
	1,437	1,221

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques commonly used on the marketplace.
Fair values of non-hedging and trading derivatives of euro 739 million (euro 888 million at December 31, 2012) consisted of: (i) euro 462 million (euro 538 million at December 31, 2012) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 273 million (euro 349 million at December 31, 2012) related to commodity derivatives entered by the Gas & Power segment for trading purposes in order to optimize the value of the Group’s assets (gas supply contracts, capacity entitlements, storage sites) through strategies of asset-backed trading, as well as proprietary trading; (iii) euro 4 million (euro 1 million at December 31, 2012) of derivatives embedded in the pricing formulas of certain long-term supply contracts of gas in the Exploration & Production segment.
The fair value of cash flow hedge derivatives amounted to euro 16 million (euro 32 million at December 31, 2012) and essentially pertained to the Gas & Power segment (euro 14 million). Those derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 7 – Other current receivables. Fair value of contracts expiring by end of June 30, 2014 is disclosed in note 7 – Other current assets; fair value of contracts expiring beyond June 30, 2014 is disclosed in note 21 – Other non-current liabilities and in note 13 – Other non-current receivables. The effects of the evaluation at fair value of cash flow hedge derivatives are disclosed in note 23 – Shareholders’ equity and in note 27 – Operating expenses.
The fair value of fair value hedge derivatives amounted to euro 1 million (euro 5 million at December 31, 2012) and pertained to derivatives entered into in order to hedge certain contracts with future pricing for the sale and purchase of oil products.
As of December 31, 2012, other current liabilities included advances that were cashed in from gas customers who off-took lower volumes than the contractual minimum take provided by the relevant long-term supply contract (euro 142 million). Such amount was fully recovered during the first half of 2013.
Transactions with related parties are described in note 33 – Transactions with related parties.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

Non-current liabilities

18 Long-term debt and current maturities of long-term debt

		December 31, 2012		June 30, 2013
i	i		i
(euro million)	i	Long-term portion	i	Short-term portion	i	Total	i	Long-term portion	i	Short-term portion	i	Total
i	i
Banks	3,103	913	4,016	2,851	1,112	3,963
Ordinary bonds	14,818	2,006	16,824	13,445	1,667	15,112
Convertible bonds	990		990	2,221	5	2,226
Other financial institutions	368	42	410	327	43	370
	19,279	2,961	22,240	18,844	2,827	21,671

Long-term debt and current maturities of long-term debt of euro 21,671 million (euro 22,240 million at December 31, 2012) decreased of euro 569 million as a consequence of the balance of new proceeds (euro 2,594 million) and repayments (euro 3,253 million). Such decrease was partially offset by currency translation differences relating to foreign subsidiaries and debt denominated in foreign currency recorded by euro-reporting subsidiaries for euro 74 million.
Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of certain financial ratios based on Eni’s Consolidated Financial Statements or a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees would be required to be agreed upon with the European Investment Bank. In addition, Eni entered into long and medium term facilities with Citibank Europe Plc providing for conditions similar to those applied by the European Investment Bank. At June 30, 2013 and December 31, 2012, debts subjected to restrictive covenants amounted to euro 1,902 million and euro 1,994 million, respectively. A possible non-compliance with those covenants would be immaterial to the Company’s ability to finance its operations. As of the balance sheet date, Eni was in compliance with those covenants.
Ordinary bonds of euro 15,112 million (euro 16,824 million at December 31, 2012) consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 10,811 million and other bonds for a total of euro 4,301 million.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

The following table provides a break-down of bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2013:

i	i	Amount	i	Discount on bond issue and accrued expense	i	Total	i	Currency	i	Maturity	i	Rate %
i	i	i	i	i	i	i	i	i	i		i
(euro million)	i	i	i	i	i	i	i	i	i	from	i	to	i	from	i	to

Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	41	1,541	EUR		2019		4.125
Eni SpA	1,500	26	1,526	EUR		2016		5.000
Eni SpA	1,250	32	1,282	EUR		2014		5.875
Eni SpA	1,250	30	1,280	EUR		2017		4.750
Eni SpA	1,000	37	1,037	EUR		2020		4.000
Eni SpA	1,000	12	1,012	EUR		2020		4.250
Eni SpA	1,000	11	1,011	EUR		2018		3.500
Eni SpA	750	(4)	746	EUR		2019		3.750
Eni Finance International SA	525	8	533	GBP	2018	2021	4.750	6.125
Eni Finance International SA	370	2	372	EUR	2017	2032	3.750	5.600
Eni Finance International SA	278	2	280	YEN	2014	2037	1.530	2.810
Eni Finance International SA	172	3	175	USD	2014	2015	4.450	4.800
Eni Finance International SA	16		16	EUR		2015		variable
	10,611	200	10,811
Other bonds
Eni SpA	1,109	26	1,135	EUR		2017		4.875
Eni SpA	1,000	34	1,034	EUR		2015		4.000
Eni SpA	1,000	1	1,001	EUR		2015		variable
Eni SpA	344	2	346	USD		2020		4.150
Eni SpA	268		268	USD		2040		5.700
Eni SpA	215	(1)	214	EUR		2017		variable
Eni USA Inc	306	(3)	303	USD		2027		7.300
	4,242	59	4,301
	14,853	259	15,112

Ordinary bonds maturing within 18 months (euro 1,360 million) were issued by Eni SpA (euro 1,282 million) and Eni Finance International SA (euro 78 million). During the first half of 2013, Eni did not issue new bonds.
The following table provides a break-down of convertible bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2013:

(euro million)	i	Amount	i	Discount on bond issue and accrued expense	i	Total	i	Currency	i	Maturity	i	Rate %
i	i
Issuing entity
Eni SpA	1,250	(22)	1,228	EUR	2016	0.625
Eni SpA	1,028	(30)	998	EUR	2015	0.250
	2,278	(52)	2,226

The convertible bond amounting to euro 1,228 million (nominal value of euro 1,250 million) is exchangeable into ordinary shares of Snam SpA. Underlying the exchangeable bond are approximately 288.7 million ordinary shares, corresponding to approximately 8.54% of the current outstanding share capital of Snam at a strike price of approximately euro 4.33 a share, representing a 20% premium to market prices current at the date of the issuance.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

The convertible bond amounting to euro 998 million (nominal value of euro 1,028 million) is exchangeable into ordinary shares of Galp Energia SGPS SA. Underlying the exchangeable bond are approximately 66.3 million ordinary shares of Galp, corresponding to approximately 8% of the current outstanding share capital of Galp at a strike price of approximately euro 15.50 a share, representing a 35% premium to market prices current at the date of the issuance.
Convertible bonds of both issues are stated at amortized cost, while the call option embedded in the bonds is measured at fair value through profit. Changes in fair value of the shares underlying the bonds were reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception.
As of June 30, 2013, Eni had undrawn long-term committed borrowing facilities of euro 3,798 million (euro 6,928 million at December 31, 2012). Those facilities bore interest rates reflecting prevailing conditions on the marketplace; charges for unutilized facilities were immaterial.
Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 10.6 billion were drawn as of June 30, 2013. The Group has credit ratings of A3 and P-2 for long and short-term debt respectively, outlook negative, assigned by Moody’s and A and A-1 for long and short-term debt, respectively, assigned by Standard & Poor’s. The rating assigned by Standard & Poor's is being reviewed for a possible downgrade.
Fair value of long-term debt, including the current portion of long-term debt amounted to euro 23,809 million (euro 24,937 million at December 31, 2012):

(euro million)	December 31, 2012	June 30, 2013

Ordinary bonds	19,239	17,006
Convertible bonds	1,059	2,333
Banks	4,171	4,062
Other financial institutions	468	408
	24,937	23,809

Fair value was calculated by discounting the expected future cash flows at discount rates ranging from 0.5% to 3.6% (0.4% and 3.3% at December 31, 2012). The fair value of convertible bonds was determined on the basis of the market quotation.
As of June 30, 2013, Eni did not pledge restricted deposits as collateral against its borrowings.

Analysis of net borrowings
The analysis of net borrowings, as defined in the "Financial Review", was as follows:

(euro million)	December 31, 2012	June 30, 2013

i	i	Current	i	Non-current	i	Total	i	Current	i	Non-current	i	Total

A. Cash and cash equivalents	7,765		7,765	7,850		7,850
B. Available-for-sale securities	34		34	11		11
C. Liquidity (A+B)	7,799		7,799	7,861		7,861
D. Financing receivables	1,153		1,153	222		222
E. Short-term liabilities towards banks	253		253	306		306
F. Long-term liabilities towards banks	913	3,103	4,016	1,112	2,851	3,963
G. Bonds	2,006	15,808	17,814	1,672	15,666	17,338
H. Short-term liabilities towards related parties	403		403	534		534
I. Other short-term liabilities	1,567		1,567	2,064		2,064
L. Other long-term liabilities	42	368	410	43	327	370
M. Total borrowings (E+F+G+H+I+L)	5,184	19,279	24,463	5,731	18,844	24,575
N. Net borrowings (M-C-D)	(3,768)	19,279	15,511	(2,352)	18,844	16,492

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

19 Provisions for contingencies

(euro million)	Carrying amount at December 31, 2012	New or increased provisions	Initial recognition and changes in estimates	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Currency translation differences	Other changes	Carrying amount at June 30, 2013

Provision for site restoration, abandonment and social projects	7,407		(48)	122	(132)		(91)	13	7,271
Provision for environmental risks	2,928	60		6	(88)	(5)	(1)	(13)	2,887
Provision for legal proceedings and price revisions	1,419	495			(661)	(145)	2	(3)	1,107
Provision for taxes	395	91			(8)		2	(50)	430
Loss adjustments and actuarial provisions for Eni's insurance companies	343	20			(65)			1	299
Provision for redundancy incentives	202			4				1	207
Provision for losses on investments	194	4				(12)	1	(11)	176
Provision for long-term construction contracts	52	92			(11)				133
Provision for OIL insurance cover	106							5	111
Provision for onerous contracts	54				(30)				24
Provisions for the supply of goods	24								24
Other (*)	479	82			(49)	(7)	(3)	9	511
	13,603	844	(48)	132	(1,044)	(169)	(90)	(48)	13,180

(*) Each individual amount included herein was lower than euro 50 million.

Main changes in provisions for contingencies regarded: (i) provisions for legal proceedings and sale price revisions in relation of new provisions and reversals of utilized and unutilized provisions of the period; (ii) new provisions for long-term construction contracts in the Engineering & Construction in relation to expected future losses on certain contracts being completed.
Accretion discount relating to provisions for site restoration, abandonment and social projects referred to the Exploration & Production segment and comprised the effects deriving from the increase in the long-term interest rate of US dollar.

20 Deferred tax liabilities

Deferred tax liabilities were recognized net of the amounts of deferred tax assets which can be offset for euro 3,271 million (euro 3,630 million at December 31, 2012).

(euro million)	Amount at December 31, 2012	Net additions	Currency translation differences	Other changes	Amount at June 30, 2013

6,740	(141)	(85)	261	6,775

Deferred tax assets and liabilities consisted of the following:

(euro million)	December 31, 2012	June 30, 2013

Deferred tax liabilities	10,370	10,046
Deferred tax assets available for offset	(3,630)	(3,271)
	6,740	6,775
Deferred tax assets not available for offset	(5,027)	(5,485)
	1,713	1,290

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

21 Other non-current liabilities

(euro million)	December 31, 2012	June 30, 2013

Fair value of non-hedging derivatives	271	281
Fair value of cash flow hedging derivatives	13	6
Other payables due to tax authorities	1
Other payables	57	56
Other liabilities	1,635	1,598
	1,977	1,941

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques commonly used on the marketplace.
Fair values of non-hedging derivatives of euro 281 million (euro 271 million at December 31, 2012) consisted of: (i) euro 154 million (euro 198 million at December 31, 2012) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net business exposures to foreign currency exchange rates, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 59 million related to the call option embedded in the bonds exchangeable into Snam ordinary shares (further information is disclosed in note 18 – Long-term debt and current portion of long-term debt); (iii) euro 58 million (euro 60 million at December 31, 2012) related to the call option embedded in the bonds exchangeable into Galp ordinary shares (further information is disclosed in note 18 – Long-term debt and current portion of long-term debt); (iv) euro 10 million (euro 13 million at December 31, 2012) related to derivatives embedded in the pricing formulas of long-term gas supply contracts in the Exploration & Production segment.
Fair value of cash flow hedge derivatives amounted to euro 6 million (euro 13 million at December 31, 2012) and pertained to the Gas & Power segment. Those derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 7 – Other current assets. Fair value of contracts expiring beyond June 30, 2014 is disclosed in note 13 – Other non-current receivables; fair value of contracts expiring by June 30, 2014 is disclosed in note 17 – Other current liabilities and in note 7 – Other current assets. The effects of fair value evaluation of cash flow hedge derivatives are disclosed in note 23 – Shareholders’ equity and in note 27 – Operating expenses.
Other liabilities of euro 1,598 million (euro 1,635 million at December 31, 2012) comprised advances received from Suez following a long-term agreement for supplying natural gas and electricity of euro 922 million (euro 968 million at December 31, 2012) and advances relating to amounts of gas of euro 370 million (euro 380 million at December 31, 2012) which were off-taken below the minimum take for the year by certain of Eni’s clients, reflecting take-or-pay clauses contained in the long-term sale contracts. Management believes that the underlying gas volumes will be off-taken beyond the twelve-month time horizon.
Liabilities with related parties are described in note 33 – Transactions with related parties.

22 Assets held for sale and liabilities directly associated with assets held for sale

Assets held for sale and liabilities directly associated with assets held for sale of euro 486 million and euro 379 million essentially pertained to non-strategic assets in the Exploration & Production segment (euro 337 million and euro 354 million, respectively), to Finpipe GIE, a company that owns the natural gas transmission network in Belgium leased to the company Fluxys (euro 66 million and euro 25 million, respectively) and to the investment in Super Octanos CA pertaining to the Refining & Marketing segment (euro 52 million). During the course of the first half of 2013, Eni concluded the disposal of non-strategic assets of the Exploration & Production segment for a book value of euro 125 million (102 million British pound).

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

23 Shareholders’ equity

Non-controlling interest

(euro million)	Net profit	Shareholders' equity

First half 2012	First half 2013	December 31, 2012	June 30, 2013

Saipem SpA	223	(376)	3,216	2,639
Società EniPower Ferrara Srl	7	5	87	91
Snam SpA	228
Others	(4)	(9)	195	138
	454	(380)	3,498	2,868

Eni shareholders’ equity

(euro million)	December 31, 2012	June 30, 2013

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	6,201	6,201
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(16)	(15)
Reserve related to the fair value of available-for-sale financial instruments net of the tax effect	144	44
Other reserves	204	211
Cumulative currency translation differences	942	1,095
Treasury shares	(201)	(201)
Retained earnings	40,988	44,860
Interim dividend	(1,956)
Net profit for the period	7,790	1,818
	59,060	58,977

Share capital
At June 30, 2013, the parent company’s issued share capital consisted of euro 4,005,358,876 represented by 3,634,185,330 ordinary shares without nominal value (same amounts as of December 31, 2012).
On May 10, 2013, Eni’s Shareholders’ Meeting declared: (i) to distribute a dividend of euro 0.54 a share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2012 dividend of euro 1.08 a share, of which euro 0.54 a share paid as interim dividend. The balance was paid on May 23, 2013, to shareholders on the register on May 20, 2013, record date May 23; (ii) to cancel, for the portion not yet implemented as of the date of the Shareholders’ Meeting, the authorization for the Board of Directors to acquire treasury shares as resolved at the Shareholders’ Meeting of July 16, 2012; (iii) to authorize the Board of Directors to purchase on the Mercato Telematico Azionario – in one or more transactions and in any case within 18 months from the date of the resolution – up to a maximum number of 363,000,000 ordinary Eni shares, for a price of no less than euro 1,102 million and not more than the official price reported by the Borsa Italiana for the shares on the trading day prior to each individual transaction, plus 5%, and in any case up to a total amount of euro 6,000 million, in accordance with the procedures established in the Rules of the Markets organized and managed by Borsa Italiana SpA. In order to respect the limit envisaged in the third paragraph of Article 2357 of the Italian Civil Code, the number of shares to be acquired and the relative amount shall take into account the number and amount of Eni shares already held in the portfolio.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

Reserve for available-for-sale financial instruments and cash flow hedging derivatives net of the related tax effect
The valuation at fair value of available-for-sale financial instruments and cash flow hedging derivatives, net of the related tax effect, consisted of the following:

Available-for-sale financial instruments	Cash flow hedging derivatives	Total

(euro million)	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve

Reserve as of December 31, 2012	148	(4)	144	(25)	9	(16)	123	5	128
Changes of the period	(29)		(29)	(4)	1	(3)	(33)	1	(32)
Amount recognized in the profit and loss account	(73)	2	(71)	7	(3)	4	(66)	(1)	(67)
Reserve as of June 30, 2013	46	(2)	44	(22)	7	(15)	24	5	29

Reserve for available-for-sale financial instruments of euro 44 million (euro 144 million at December 31, 2012), net of the related tax effect, comprised the fair value valuation of the residual interests in Galp Energia SGPS SA for euro 40 million and other securities for euro 4 million.

Other reserves
Other reserves amounted to euro 211 million (euro 204 million at December 31, 2012) and related to:
-	a reserve of euro 247 million represented an increase in Eni’s shareholders’ equity associated with a business combination under common control, whereby the parent company Eni SpA divested its subsidiary Snamprogetti SpA to Saipem SpA at a price higher than the book value of the interest transferred thus decreasing for an equal amount the non-controlling interest (same amount as of December 31, 2012);
-	a reserve of euro 157 million deriving from Eni SpA’s equity (same amount as of December 31, 2012);
-	a reserve of euro 18 million related to the sale of treasury shares to Saipem managers upon exercise of stock options (same amount as of December 31, 2012);
-	a negative reserve of euro 6 million represented the impact on Eni’s shareholders’ equity associated with the acquisition of a non-controlling interest of 46.57% in the subsidiary Tigáz Zrt (euro 1 million at December 31, 2012);
-	a negative reserve of euro 124 million represented the impact on Eni’s shareholders’ equity associated with the acquisition of a non-controlling interest of 45.86% in the subsidiary Altergaz SA, now Eni Gas & Power France SA (same amount as of December 31, 2012);
-	a negative reserve of euro 87 million related to the revaluation of defined benefit plans, net of tax effect (same amount as of December 31, 2012);
-	a negative reserve of euro 5 million related to the share of "Other comprehensive income" on equity-accounted entities (negative for euro 7 million at December 31, 2012);
-	a negative reserve euro 1 million related to the share of "Other comprehensive income" on equity-accounted entities in relation to revaluations of defined benefit plans (same amount as of December 31, 2012).

24 Other information

Main acquisitions
ASA Trade SpA
In March 2013, Eni finalized the purchase of a 100% interest in ASA Trade SpA, a company marketing gas in Tuscany. The allocation of the purchase cost of euro 29 million to assets and liabilities was made on a preliminary basis.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

The final allocation of the purchase costs is disclosed below:

ASA Trade SpA

(euro million)	Carrying value	Fair value

Current assets	27	27
Goodwill		24
Other non-current assets	3	3
Assets acquired	30	54
Current liabilities	25	25
Liabilities acquired	25	25
Eni's shareholders equity	5	29

Net sales from operations and the net profit for the 2012 were as follows:

ASA Trade SpA

(euro million)	2012

Net sales from operations	53
Net profit	3

Supplemental cash flow information

(euro million)	First half 2012	First half 2013

Effect of investment of companies included in consolidation and businesses
Current assets	108	26
Non-current assets	171	27
Net borrowings	46	(5)
Current and non-current liabilities	(99)	(19)
Net effect of investments	226	29
Purchase price	226	29
less:
Cash and cash equivalents	(48)	(1)
Cash flow on investments	178	28
Effect of disposal of consolidated subsidiaries and businesses
Current assets	1
Non-current assets	1
Net borrowings	5
Current and non-current liabilities	(8)
Net effect of disposals	(1)
Gain on disposal	2
Non-controlling interest	(1)
Selling price
less:
Cash and cash equivalents	(2)
Cash flow on disposals	(2)

Investments in the first half of 2013 referred to the acquisition of ASA Trade SpA. Investments in the first half of 2012 referred to the acquisition of Nuon Belgium NV (now merged in Eni Gas & Power NV) and Nuon Power Generation Walloon NV (now Eni Power Generation NV) and to an acquisition of a business. Disposals in the first half of 2012 referred to the sale to third parties of the 100% stake of Star Gulf FZ Co and the divestment of the control stake (50%) of SAIRUS Llc.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

25 Guarantees, commitments and risks

Guarantees
The amount of guarantees remained unchanged from the Annual Report 2012.

Commitments and risks
The amount of commitments and risks remained unchanged from the Annual Report 2012.

Managing company’s risks
The main risks that the Company is facing and actively monitoring and managing are described in the section "Risk factors and uncertainties" of the "Financial Review".

Fair value of financial instruments
The classification of financial assets and liabilities, measured at fair value in the balance sheet, is provided according to the fair value hierarchy defined on the basis of the relevance of the inputs used in the measurement process. In particular, on the basis of the features of the inputs used in making the measurements, the fair value hierarchy shall have the following levels:
(a)	Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities;
(b)	Level 2: measurements based on the basis of inputs, other than quoted prices above, which, for assets and liabilities that have to be measured, can be observed directly (e.g. prices) or indirectly (e.g. deriving from prices);
(c)	Level 3: inputs not based on observable market data.
Financial instruments measured at fair value in the balance sheet as of June 30, 2013, were classified as follows: (i) level 1, "Other financial assets available for sale", "Non-hedging derivatives - Future" and "Other investments" valued at fair value; and (ii) level 2, derivative instruments different from "Future" included in "Other current assets", "Other non-current assets", "Other current liabilities" and "Other non-current liabilities". During the first half of 2013, no transfers were done between the different hierarchy levels of fair value.

Legal Proceedings
Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business.
The following is a summary of the most significant proceedings currently pending for which significant developments occurred in the first half of 2013 with respect to the situation reported in the Annual Report 2012, including new proceedings and settled proceedings. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment
(i) Syndial SpA (former EniChem SpA) - Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore - Prosecuting body: Ministry for the Environment. In May 2003, the Ministry for the Environment summoned Syndial (former EniChem) to obtain a sentence condemning the Eni subsidiary to compensate an alleged environmental damage caused by the activity of the Pieve Vergonte plant in the years 1990 through 1996. With a temporarily executive sentence dated July 3, 2008, the District Court of Turin sentenced the subsidiary Syndial SpA to compensate environmental damages amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the decision. Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this

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Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely wholly groundless as the sentence has been considered to lack sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. Based on these technical-legal advices also supported by external accounting consultants, in the Annual Report 2008 no provisions have been made against the proceeding. In July 2009, Syndial filed an appeal against the abovementioned sentence, and consequently the proceeding would continue before a second degree court. In the hearing of June 15, 2012, before the Second Degree Court of Turin, the Minister of the Environment, formalized trough the Board of State Lawyers its decision to not execute the sentence until a final verdict on the whole matter is reached. The second degree court requested a technical appraisal of the matter which is due to be filed no later than November 15, 2013. In compliance with the requirements of the CTU, Syndial filed its initial appraisal on June 7, 2013, while ISPRA filed its own appraisal on June 27, 2013. On July 10, 2013, the CTU filed a "draft technical appraisal" which, preliminary, resulted in favor of Syndial because agrees with the techniques and the projects provided for by the company for both the inland and external areas (Lake Maggiore, Torrente Marmazza, etc.). If properly implemented, these measures will be capable to remediate the environmental damage in accordance with the EU directive. Furthermore an administrative proceeding is ongoing regarding certain environmental works to clean-up and make safe the Pieve Vergonte site. Syndial filed an appeal against certain prescriptions of the Ministry of the Environment relating to the modes of executing the clean-up of soil and groundwater and extension of the scope of work to other nearby areas. The Administrative Court of the Piemonte Region rejected part of the Syndial appeal. A Syndial filed a counterclaim before a higher degree administrative court.

2. Court inquiries and of Other Regulatory Authorities
(i) TSKJ Consortium Investigations by US, Italian, and other Authorities. Snamprogetti Netherlands BV has a 25% participation in the TSKJ Consortium companies. The remaining participations are held in equal shares of 25% by KBR, Technip, and JGC. Beginning in 1994 the TSKJ Consortium was involved in the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was a wholly owned subsidiary of Eni until February 2006, when an agreement was entered into for the sale of Snamprogetti to Saipem SpA and Snamprogetti was merged into Saipem as of October 1, 2008. Eni holds a 43% participation in Saipem. In connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for a variety of matters, including potential losses and charges resulting from the investigations into the TSKJ matter referred to below, even in relation to Snamprogetti subsidiaries. In recent years the proceeding was settled with the US Authorities and certain Nigerian Authorities, which had been investing into the matter.
The proceeding in Italy: the events under investigation covered the period since 1994 and also concerned the period of time subsequent to the June 8, 2001, enactment of Italian Legislative Decree No. 231 concerning the liability of legal entities. The proceeding set by the Public Prosecutor of Milan investigated Eni SpA and Saipem SpA for liability of legal entities arising from offences involving alleged international corruption charged to former managers of Snamprogetti SpA. The Public Prosecutor of Milan requested Eni SpA and Saipem SpA to be debarred from activities involving – directly or indirectly – any agreement with the Nigerian National Petroleum Corporation and its subsidiaries. In particular, the Public Prosecutor claimed the inadequacy and violation of the organizational, management and control model adopted to prevent those offences charged to people subject to direction and supervision. Subsequently, the Public Prosecutor of Milan, with respect to the guarantee payment amounting to euro 24,530,580 even in the interest of Saipem SpA, renounced to contest the decision of rejection of precautionary measures of disqualification for Eni SpA and Saipem SpA. The charged crimes involved alleged corruptive events that have occurred in Nigeria after July 31, 2004. It is also stated the aggravating circumstance that Snamprogetti SpA reported a relevant profit (estimated at approximately $65 million). The Public Prosecutor requested five former employees of Snamprogetti SpA (now Saipem) and Saipem SpA (as legal entity incorporating Snamprogetti) to stand trial. In the course of the proceeding, the Court dismissed the case with respect to the position of the individuals who were acting as plaintiffs for the expiration of the statute of limitations while the proceeding continued for Saipem SpA. Afterwards, the Court condemned Saipem SpA to pay a fine amounting to euro 600,000 and the disgorgement of the guarantee payment of euro 24,530,580, made by Snamprogetti Netherlands BV. Saipem will file an appeal against the sentence issued by the First Instance Court.

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(ii) Gas metering. With the proceeding No. 11183/06 the Public Prosecutor at the Court of Milan accused Eni, certain top managers of Eni and of the Group companies of alleged breaches of the Italian Criminal Law, starting from 2003, regarding the use of instruments for measuring gas, in relation to the payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, interalia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the commencement of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. During the years, various sub-proceedings had been dismissed from the main proceeding. To date, all these proceedings were closed without consequences for Eni and its managers.
On December 20, 2010, as a result of a further dismissal of judicial position from the main proceeding concerning "Gas metering excise", the Public Prosecutor of Milan notified to nine employees and former employees of Eni (in particular belonging to the Gas & Power Division) the conclusion of the investigation related to the crime under the provisions of Article No. 40 (violations pertaining to recognition and payment of the excise on mineral oils) of Legislative Decree No. 504 of October 26, 1995. The deed also disputed certain violations pertaining to subtraction of taxable amounts and missed payments of excise taxes on natural gas amounting to euro 0.47 billion and euro 1.3 billion, respectively. The Duty Authority of Milan, responsible for the collection of dodged taxes, considering the documentation filed by Eni, reduced the amount initially claimed by the Public Prosecutor to euro 114 million of dodged taxes. The Duty Authority also stated that it would reassess that amount considering further evidence arising from the criminal proceeding. The Judge for Preliminary Hearing resolved to dismiss the criminal proceeding against all defendants because the fact did not constitute an offence. The Public Prosecutor filed an appeal against this decision before the Third Instance Court. On July 3, 2013, the Third Instance Court rejected all the claims made by the Public Prosecutor. Also in this case, the decision of the Judge for Preliminary Hearing to dismiss the proceeding against all the defendants became final.

(iii) Algeria - Corruption investigation. Authorities in Italy and in other countries are investigating allegations of corrupt payments in connection with the award of certain contracts to Saipem. On February 4, 2011, Eni received from the Public Prosecutor of Milan information request pursuant to Article 248 of the Italian Code of Criminal Procedure. The notification was then forwarded to Eni’s subsidiary Saipem SpA since this matter is primarily in its area of responsibility.
The request related to allegations of international corruption and pertained to certain activities performed by Saipem Group companies in Algeria (in particular the contract between Saipem and Sonatrach relating to the construction of the GK3 gas pipeline and the contract between Galsi, Saipem and Technip relating to the engineering of the ground section of a gas pipeline). The crime of international corruption is among the offenses contemplated by Legislative Decree of June 8, 2001, No. 231, relating to corporate responsibility for crimes committed by employees. Saipem promptly began to collect documentation in response to the requests of the Public Prosecutor. The documents were produced on February 16, 2011. Eni also filed documentation relating to the MLE project (in which the Eni’s Exploration & Production Division participates), with respect to which investigations in Algeria are ongoing. On November 22, 2012, the Public Prosecutor of Milan served Saipem a notice stating that it had commenced an investigation for alleged liability of the Company for international corruption in accordance to Article 25, second and third paragraph of Legislative Decree No. 231/2001. Furthermore the prosecutor requested the production of certain documents relating to certain activities in Algeria. Subsequently, on November 30, 2012, Saipem was served a notice of seizure, then, on December 18, 2012, a request for documentation and finally, on January 16, 2013, a search warrant was issued, in order to acquire further documentation in particular relating to certain intermediary contracts and sub-contracts entered into by Saipem in connection with its Algerian business. On February 7, 2013, on mandate from the Public Prosecutor of Milan, the Italian financial police visited Eni’s headquarters in Rome and San Donato Milanese and executed searches and seized documents relating to Saipem’s activity in Algeria. On the same occasion, Eni was served a notice that an investigation had commenced in accordance with Article 25, third and fourth paragraph of Legislative Decree No. 231/2001 with respect to Eni, Eni’s CEO, Eni’s former CFO, and another senior

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manager. The investigation relates to alleged corruption which, according to the Public Prosecutor, had occurred with regard to certain contracts awarded to Saipem in Algeria up until March 2010.
The former CEO and the former COO of the business unit Engineering & Construction of Saipem, as well as other Saipem employees and former employees are under investigation. Saipem has promptly undertaken management and administrative changes, irrespective of any liability that might result from the investigations. Saipem has commenced an internal investigation in relation to the contracts in question with the support of external advisors; such internal investigation is conducted in agreement with the statutory bodies deputed to the Company’s control and the Italian Public Prosecutor has been informed of this internal investigation. Saipem provided Eni the report prepared by its consultants and, as a listed company in Italy, has made its own disclosures to the market. Saipem is cooperating with the Italian Judicial Authority and is conveying to the Italian prosecutors the results of its internal investigation. In addition, Saipem has commenced a review aimed at verifying the correct application of internal procedures and controls relating to anti-corruption and prevention of illicit activities, with the assistance of external consultants.
Moreover, Saipem’s Board resolved to initiate legal action to protect the interests of the Company against certain former employees and suppliers, reserving any further action if additional elements emerge.
With the assistance of external advisors, Eni is conducting its own internal investigation. Eni so far has completed the review of the documents seized by the Milan Public Prosecutor and the analysis of Eni’s internal procurement and vendor records and has not found any evidence that Eni had intermediary or any other contractual arrangements with the third parties under investigation. The above mentioned proceeding has been unitized in Italy with another proceeding relating to certain Eni’s activities performed in Iraq and Kazakhstan. Investigations are also ongoing in Algeria where the bank accounts of a Saipem’s subsidiary, Saipem Contracting Algérie SpA, have been blocked by the Algerian Authorities with a balance equivalent to euro 83 million at current exchange rates. Those bank accounts related to two ongoing projects in Algeria.
In August 2012, a notice of investigation was served to Saipem Contracting Algérie SpA. Saipem Contracting Algérie SpA is alleged to have taken advantage of the authority or influence of representatives of a government owned industrial and trading company in order to inflate prices in relation to contracts awarded by said company. On January 30, 2013, the Judicial Authority in Algeria ordered Saipem’s Algerian subsidiary to stand trial and reaffirmed the blockage of the above mentioned bank accounts. Saipem Contracting Algérie SpA has lodged an appeal against this decision before the Supreme Court. On March 24, 2013, relevant authorities executed searches on Saipem Contracting Algérie SpA headquarters. Furthermore, Saipem is being investigated by the Judicial Authority in Algeria for alleged corrupt payments. Other searches and seizure of evidence and documents were executed at Saipem Contracting Algérie relating to the above mentioned investigation.

(iv) Iraq - Kazakhstan. A criminal proceeding is pending before the Public Prosecutor of Milan in relation to alleged crimes of international corruption involving Eni’s activities in Kazakhstan regarding the management of the Karachaganak plant and the Kashagan project, as well as handling of assignment procedures of work contracts by Agip KCO. The crime of "international corruption" is sanctioned, in accordance to the Italian criminal code, by Legislative Decree June 8, 2001, No. 231, which holds legal entities liable for the crimes committed by their employees on their behalf. The Company has filed the documents collected and is fully collaborating with the Public Prosecutor. A number of managers and a former manager are involved in the investigation. The above mentioned proceeding has been reunified with another (the so-called "Iraq proceeding") regarding a parallel proceeding related to Eni’s activities in Iraq, disclosed in the following paragraphs. On June 21, 2011, Eni Zubair SpA and Saipem SpA in Fano (Italy) were notified that a search warrant had been issued to search the offices and homes of certain employees of the Group and of certain third parties. In particular the homes and offices of an employee of Eni Zubair and a manager of Saipem were searched by the Authorities. The accusation is of criminal conspiracy and corruption in relation with the activity of Eni Zubair in Iraq and of Saipem in the "Jurassic" project in Kuwait. The Public Prosecutor of Milan has associated Eni Zubair, Eni and Saipem with the accusations as a result of the alleged illicit actions of their employees. Eni considers those employees to have breached the Company’s Code of Ethics. The Eni Zubair employee resigned and the Company, accepting the resignation, reserved the right to take action against the individual to defend its interests and subsequently commenced a legal action against the other persons mentioned in the seizure act. Notwithstanding that the Eni Group companies appear to be offended parties in respect of the illicit conduct under investigation associated with

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these accusations, Eni SpA and Saipem SpA also received, at the same time the search warrant was issued, a notification pursuant to the Legislative Decree No. 231/2001. Eni SpA was notified by the Public Prosecutor of a request of extension of the preliminary investigations that has led up to the involvement of another employee as well as other suppliers in the proceeding. Eni performed a review of the whole matter also with the support of an external consulting firm which issued its final appraisal report on July 25, 2012. According to the opinion of its legal team, the Company’s watch structure and Internal control committee, Saipem too commenced through its Internal Audit department an internal review about the project with the support of an external consultant. The Public Prosecutor of Milan requested Eni SpA to be debarred for one year and six months from performing any industrial activities involving the production sharing contract of 1997 with the Republic of Kazakhstan and in the subsequent administrative or commercial arrangements, or the prosecution of the mentioned activities under the supervision of a commissioner pursuant to article 15 of the Legislative Decree No. 231 of 2001. In the hearing of May 29, 2012, Eni legal team has filed a defensive memorandum; in August 1, 2012, the Public Prosecutor filed further documentation supporting the request of precautionary measures. After the hearing of November 14, 2012, the decision of the Judge for Preliminary Investigation is still pending. Following the defensive memorandum filed by Eni, the judge set a new hearing for July 10, 2013. After the hearing, on July 19, 2013 was communicated to Eni the filing of the decision. The Judge for Preliminary Investigation rejected the request for precautionary measures requested by the Public Prosecutor of Milan, because considered groundless.

(v) Libya. On June 10, 2011, Eni received by the US SEC a formal judicial request of collection and presentation of documents (subpoena) related to Eni’ s activity in Libya from 2008 until now. The subpoena is related to an ongoing investigation without further clarifications or specific alleged violations in connection to "certain illicit payments to Libyan officials" possibly violating the US Foreign Corruption Practice Act. At the end of December 2011, Eni received a request for the collection of further documentation aiming at integrating the subpoena previously received. Documentation and information requested have been collected by the relevant company functions and then forwarded to the US SEC. Following a number of contacts with the US SEC, in a meeting on October 16, 2012, Eni legal team provided additional documentations and clarifications. On April 29, 2013, the US SEC communicated to Eni the closing of the investigations on Eni's activities in Libya without further claims or other observations.

(vi) Inquiries in relation to alleged anticompetitive agreements in the area of elastomers - Prosecuting Body: European Commission. On November 29, 2006, the European Commission ascertaining anticompetitive agreements in the field of BR and ESBR elastomers fined Eni and its subsidiary Versalis SpA (former Polimeri Europa SpA) for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the European Court of First Instance in February 2007. On July 13, 2011, the First Instance Court filed the decision to reduce the above mentioned fine to the amount of euro 181.5 million. In particular the Court annulled the increase of the fine related to the aggravating circumstance of recidivism. The companies involved in the decision and the European Commission filed a claim before the European Court of Justice. In addition the European Commission communicated to the decision to start an inquiry for the determination of a new sanction. The Company filed an appeal against this decision. On March 1, 2013, the Commission communicated to Eni and Versalis the commencement of a new proceeding for a new evaluation of the existence of the requirement for the application of an increased fine based on the aggravating circumstance of recidivism. In August 2007, with respect to the above mentioned decision of the European Commission, Eni submitted a request for a negative ascertainment with the Court of Milan aimed at proving the non-existence of alleged damages suffered by tire BR/SBR manufacturers. The Court of Milan declared the appeal inadmissible. Eni appealed against the Court’s sentence. This appeal is still pending. In December 2012, the First Instance Court of the European Union reduced to euro 106 million the fine imposed to Eni and its subsidiary Polimeri Europa from the original amount of euro 132.16 million sanctioned on December 5, 2007, relating to alleged anti competitive practices in the in CR elastomers sector, with other chemical companies, in violation of Article 81 of EC Treaty and of Article 53 of SEE agreement. In March 2013, Eni and Versalis have appealed against this decision before the EU Court of Justice in order to obtain the complete annulment of the economic sanction. Also the European Commission has appealed against the decision. Pending the decision, Eni accrued a provision with respect to this proceeding.

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3. Tax Proceedings

(i) Eni’s subsidiary in Indonesia. A tax proceeding is pending against Eni’s subsidiary Lasmo Sanga Sanga Ltd as the Tax Administration of Indonesia has questioned the application of a tax rate of 10% on the profit earned by the local branch of Eni’s subsidiary for fiscal years 2002 through 2009. Eni’s subsidiary, which is resident in the UK for tax purposes, believes that the 10% tax rate is warranted by the current treaty for the avoidance of double taxation. On the contrary, the Tax Administration of Indonesia has claimed the application of the local tax rate of 20%. The greater taxes due in accordance to the latter rate have been disbursed amounting to $134 million including interest expense. Eni’s subsidiary has filed an appeal claiming the opening of an amicable procedure to settle the matter and avoid bearing a tax regime not in compliance with the UK/Indonesia treaty. Eni accrued a provision with respect to this proceeding.

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26 Revenues

The following is a summary of the main components of "Revenues". For more information about changes in revenues, see "Financial Review".
Net sales from operations were as follows:

(euro million)	First half 2012	First half 2013

Net sales from operations	62,388	59,298
Change in contract work in progress	815	(22)
	63,203	59,276

Net sales from operations were stated net of the following items:

(euro million)	First half 2012	First half 2013

Excise taxes	6,513	6,010
Exchanges of oil sales (excluding excise taxes)	1,064	822
Services billed to joint venture partners	1,941	2,189
Sales to service station managers for sales billed to holders of credit cards	1,007	968
	10,525	9,989

Net sales from operations by industry segment are disclosed in note 32 – Information by industry segment.
Net sales from operations with related parties are disclosed in note 33 – Transactions with related parties.

27 Operating expenses

The following is a summary of the main components of "Operating expenses". For more information about changes in operating expenses, see "Financial Review".

Purchase, services and other

(euro million)	First half 2012	First half 2013

Production costs - raw, ancillary and consumable materials and goods	36,899	36,043
Production costs - services	7,081	8,876
Operating leases and other	1,714	1,699
Net provisions for contingencies	472	172
Other expenses	404	551
	46,570	47,341
less:
- capitalized direct costs associated with self-constructed assets	(321)	(192)
	46,249	47,149

Services included brokerage fees related to Engineering & Construction segment for euro 2 million (euro 3 million in the first half of 2012).
New or increased risk provisions net of reversal of unused provisions amounted to euro 172 million (euro 472 million in the first half of 2012) and mainly regarded long-term construction contracts for euro 92 million (euro 13 million in the first half of 2012) and environmental risks for euro 55 million (euro 40 million in the first half of 2012), contract penalties and litigations for euro 61 million (euro 335 million in the first half of 2012). More information is provided in note 19 – Provisions.

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Payroll and related costs

(euro million)	First half 2012	First half 2013

Payroll and related cost	2,362	2,682
less:
- capitalized direct costs associated with self-constructed assets	(110)	(115)
	2,252	2,567

Stock-based compensation
In 2009, Eni suspended the incentive plan based on the stock option assignment to managers of Eni and its subsidiaries as defined in Article 2359 of the Italian Civil Code. No significant changes were made to these plans as they were described in the Annual Report 2012.

Average number of employees
The Group average number and break-down of employees by category is reported below:

(number)	First half 2012	First half 2013

Senior managers	1,460	1,460
Junior managers	12,816	13,380
Employees	36,434	38,907
Workers	22,499	25,714
	73,209	79,461

The average number of employees was calculated as the average between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign Countries, whose position is comparable to a senior manager status.

Other operating income (loss)

(euro million)	First half 2012	First half 2013

Net loss on non-hedging and trading derivatives	(367)	(68)
Net loss on cash flow hedging derivatives	(5)	(4)
Net income on fair value hedging derivatives		62
	(372)	(10)

Net loss on trading and non-hedging derivatives related to: (i) gains and losses on fair value measurement and settlement of commodity derivatives entered by the Gas & Power segment for trading purposes in order to optimize the value of the Group’s assets (gas supply contracts, capacity entitlements, storage sites) through strategies of asset-backed trading, as well as proprietary trading (net gain of euro 28 million); (ii) gains and losses on fair value measurement and settlement of commodity derivatives which could not be elected for hedge accounting under IFRS because they related to net exposure to commodity risk (net loss of euro 97 million); (iii) fair value evaluation at certain derivatives embedded in the pricing formulas of long-term gas supply contracts in the Exploration & Production segment (net gain of euro 1 million).
Net loss on cash flow hedging derivatives related to the ineffective portion of the hedging relationship which was recognized through profit and loss in the Gas & Power segment.
Net loss on fair value hedging derivatives related to derivatives entered into in order to hedge certain contracts with future pricing for the sale and purchase of oil products.
Operating expenses with related parties are reported in note 33 – Transactions with related parties.

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Depreciation, depletion, amortization and impairments

(euro million)	First half 2012	First half 2013

Depreciation, depletion and amortization	4,580	4,543
Impairments	1,166	136
less:
- revaluations	(2)	(48)
- capitalized direct costs associated with self-constructed assets	(3)	(4)
	5,741	4,627

28 Finance income (expense)

(euro million)	First half 2012	First half 2013

Finance income (expense)
Finance income	6,210	3,227
Finance expense	(6,651)	(3,809)
	(441)	(582)
Gain (loss) on derivative financial instruments	(200)	(19)
	(641)	(601)

The break-down of net finance gains or losses is provided below:

(euro million)	First half 2012	First half 2013

Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(352)	(364)
Interest due to banks and other financial institutions	(177)	(92)
Interest from banks	12	24
Interest and other income on financing receivables and securities held for non-operating purposes	12	32
	(505)	(400)
Exchange differences
Positive exchange differences	6,123	3,090
Negative exchange differences	(5,972)	(3,179)
	151	(89)
Other finance income (expense)
Capitalized finance expense	70	79
Interest and other income (expense) on financing receivables and securities held for operating purposes	35	(43)
Finance expense due to passage of time (accretion discount) (a)	(172)	(132)
Other finance income (expense), net	(20)	3
	(87)	(93)
	(441)	(582)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Derivative financial instruments consisted of the following:

(euro million)	First half 2012	First half 2013

Derivatives on exchange rate	(141)	(18)
Derivatives on interest rate	(59)	30
Options		(31)
	(200)	(19)

Net loss from derivatives of euro 19 million (net loss of euro 200 million in the first half of 2012) was recognized in connection with fair value valuation of certain derivatives which lacked the formal criteria to be treated in accordance with hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. Exchange rate derivatives were entered into in order to manage exposures to foreign currency exchange rates arising from the pricing formulas of commodities in the Gas & Power

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segment. The lack of formal requirements to qualify these derivatives as hedges under IFRS also entailed the recognition in profit or loss of currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments. Net loss on options of euro 31 million related to the measurement at fair value of the options embedded in the bonds convertible into ordinary shares of Galp Energia SGPS SA (income of euro 2 million) and Snam SpA (loss of euro 33 million). More information is provided in note 18 – Long-term debt and current maturities of long-term debt.
More information is provided in note 33 – Transactions with related parties.

29 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

(euro million)	First half 2012	First half 2013

Share of profit of equity-accounted investments	357	240
Share of loss of equity-accounted investments	(20)	(42)
Decreases (increases) in provisions for losses on investments	5	5
	342	203

More information is provided in note 10 – Equity-accounted investments.

Other gain (loss) from investments

(euro million)	First half 2012	First half 2013

Dividends	156	306
Gains on disposals, net	8	101
Other income, net	888	64
	1,052	471

Dividend income for euro 306 million primarily related to the Nigeria LNG Ltd (euro 199 million), Snam SpA (euro 43 million) and Galp Energia SGPS SA (euro 23 million).
Net gains on disposals for the first half 2013 amounted to euro 101 million and related to the divestment of the 11.69% of the share capital of Snam SpA for euro 67 million, the 8% of the share capital of Galp SGPS SA for euro 30 million and the 50% of the share capital of Bronberger & Kessler un Gilg & Schweiger GmbH & Co KG for euro 4 million.
In the first half of 2013, other net income of euro 64 million related to: (i) the reversal of the reserve related to the fair value evaluation following the sale of the 8% of the share capital of Galp Energia SGPS SA and the 11.69% of the share capital of Snam SpA (euro 65 million and euro 8 million, respectively); (ii) a revaluation of Ceska Refinerska AS (euro 21 million); (iii) the remeasurement at market fair value at the date of the interim report 2013 of 288.7 million shares of Snam SpA and 66.3 million of Galp Energia SGPS SA underlying convertible bonds issued by Snam on January 18, 2013 and by Galp on November 30, 2012 and for which was applied the fair value option (loss for euro 6 million and euro 26 million, respectively). In the first half of 2012, other net income of euro 888 million related to an extraordinary income of euro 835 million recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder subscribed its share by contributing a cash amount fairly in excess of the net book value of the interest acquired.

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30 Income taxes

(euro million)	First half 2012	First half 2013

Current taxes:
- Italian subsidiaries	361	280
- foreign subsidiaries	5,445	4,033
	5,806	4,313
Net deferred taxes:
- Italian subsidiaries	58	(492)
- foreign subsidiaries	190	107
	248	(385)
	6,054	3,928

The effective tax rate was 73.2% (60.0% in the first half of 2012) compared with a statutory tax rate of 44.4% (43.0% in the first half of 2012). This was calculated by applying the Italian statutory tax rate on corporate profit of 38.0%1 and a 3.9% corporate tax rate applicable to the net value of production as provided for by Italian laws. This difference is the consequence of the impact of the net profit reported by the foreign companies of the Exploration & Production segment which are subjected to a higher tax rate in respect to the Italian statutory tax rate.

31 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares. The average number of ordinary shares used for the calculation of the basic earnings per share outstanding for the first half of 2012 and 2013, was 3,622,731,494 and 3,622,797,043, respectively.
Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of shares fully-diluted including shares outstanding in the period, excluding treasury shares, including the number of potential shares outstanding in connection with stock-based compensation plans.
As of June 30, 2012 and 2013, there are no treasury shares that could be potentially issued and, therefore, the weighted-average number of shares used in the calculation of the basic earnings coincides to the weighted-average number of shares used in the calculation of diluted earnings.

First half 2012	First half 2013

Average number of shares used for the calculation of the basic and diluted earnings per share		3,622,731,494	3,622,797,043
Eni’s net profit	(euro million)	3,844	1,818
Basic earning per share	(euro per share)	1.06	0.50
Diluted earning per share	(euro per share)	1.06	0.50
Eni’s net profit - Continuing operations	(euro million)	3,700	1,818
Basic earning per share	(euro per share)	1.02	0.50
Diluted earning per share	(euro per share)	1.02	0.50
Eni’s net profit - Discontinued operations	(euro million)	144
Basic earning per share	(euro per share)	0.04
Diluted earning per share	(euro per share)	0.04

(1) Includes a 5.5 percentage points supplemental tax rate on taxable profit of energy companies in Italy (whose primary activity is the production and marketing of hydrocarbons and electricity and with annual revenues in excess of euro 25 million) effective from January 1, 2008 and further increases of 1 percentage point effective from January 1, 2009, pursuant to the Law Decree No. 112/2008 (converted into Law No. 133/2008) and 4 percentage points effective from January 1, 2011, pursuant the Law Decree No. 138/2011 (converted into Law No. 148/2011) which enlarged the scope of application to include renewable energy companies and gas transport and distribution companies.

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Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

32 Information by industry segment

Other activities	Discontinued operations

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Others	Intragroup profits	Total	Snam	Intragroup eliminations	Continuing operations

First half 2012
Net sales from operations (a)	17,896	19,993	29,501	3,241	6,013	664	1,791	61	(171)
Less: intersegment sales	(10,087)	(1,167)	(1,535)	(182)	(405)	(602)	(938)	(17)
Net sales to customers	7,809	18,826	27,966	3,059	5,608	62	853	44	(171)	64,056	(853)		63,203
Operating profit	9,552	(641)	(674)	(229)	745	(185)	1,076	(145)	421	9,920	(1,076)	496	9,340
Provisions for contingencies	37	273	12	1	17	96	13	36		485	(13)		472
Depreciation, amortization and impairments	3,918	1,054	358	51	337	33	284	2	(12)	6,025	(284)		5,741
Share of profit (loss) of equity-accounted investments	112	180	26		22		23	2		365	(23)		342
Identifiable assets (b)	59,105	17,303	14,265	3,362	14,422	823	18,568	460	(468)	127,840
Unallocated assets										22,835
Equity-accounted investments	2,462	2,132	873	36	164	842	375	36		6,920	(375)		6,545
Identifiable liabilities (c)	14,387	7,598	6,238	696	5,378	1,462	2,624	2,990	116	41,489
Unallocated liabilities										45,672
Capital expenditures	4,455	85	290	66	546	54	493	8	143	6,140
First half 2013
Net sales from operations (a)	15,618	17,362	29,728	3,063	4,999	680		48	(27)
Less: intersegment sales	(8,718)	(644)	(1,579)	(150)	(459)	(622)		(23)
Net sales to customers	6,900	16,718	28,149	2,913	4,540	58		25	(27)	59,276			59,276
Operating profit	7,436	(559)	(557)	(278)	(478)	(154)		(193)	76	5,293			5,293
Provisions for contingencies	34	(57)	19	7	87	30		61	(9)	172			172
Depreciation, amortization and impairments	3,851	161	192	48	356	30		2	(13)	4,627			4,627
Share of profit (loss) of equity-accounted investments	78	86	15	(1)	11	7		7		203			203
Identifiable assets (b)	60,628	18,482	14,765	3,311	14,584	1,019		299	(683)	112,405
Unallocated assets										25,180
Equity-accounted investments	2,216	1,639	301	127	185	14		36		4,518
Identifiable liabilities (c)	15,807	8,899	6,216	678	5,807	1,472		2,817	(13)	41,683
Unallocated liabilities										34,057
Capital expenditures	4,893	85	210	111	490	107		5	30	5,931

(a) Before elimination of intersegment sales.
(b) Includes assets directly associated with the generation of operating profit.
(c) Includes liabilities directly associated with the generation of operating profit.

Environmental provisions incurred by Eni SpA due to intercompany guarantees on behalf of Syndial have been reported within the segment reporting unit "Other activities".
Intersegment revenues are conducted on an arm’s length basis.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

33 Transactions with related parties

In the ordinary course of its business Eni enters into transactions regarding:
(a)	exchanges of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(b)	exchanges of goods and provision of services with entities controlled by the Italian Government;
(c)	contributions to entities with a non-company form with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment as well as research and development; (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level.
Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on arm’s length basis.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

Trade and other transactions with related parties

(euro million)	December 31, 2012	First half 2012

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Continuing operations
Joint ventures and associates
Agiba Petroleum Co	3	67			47
Azienda Energia e Servizi Torino SpA					60
Blue Stream Pipeline Co BV	3	11			83
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	9						44
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	66	19	6,122		1			5
CEPAV (Consorzio Eni per l'Alta Velocità) Due	51	51			2			8
EnBW Eni Verwaltungsgesellschaft mbH	60						116
Gaz de Bordeaux SAS							55
GreenStream BV	9	21			68			1
InAgip doo	54	10			8			1
Karachaganak Petroleum Operating BV	28	56		655	114	1		2
KWANDA - Suporte Logistico Lda	54	1						4
Mellitah Oil & Gas BV	7	47			76			4
Petrobel Belayim Petroleum Co	31	328			286		1	49
Raffineria di Milazzo ScpA	20	9			322		192	5
Saipon Snc	112		42					1
Unión Fenosa Gas SA	2	3	57				23
Other (*)	174	85	51	84	101		139	37	7
	683	708	6,272	739	1,168	1	570	117	7
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	236	172			290			483	2
Eni BTC Ltd			154
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	54	3							5
Other (*)	14	59	6	4	24	1	13	5	5
	304	234	160	4	314	1	13	488	12
	987	942	6,432	743	1,482	2	583	605	19
Entities controlled by the Government
Enel group	16	8		3	225		43	48
Finmeccanica group	30	50		6	19		12
Snam group	182	482	46
GSE - Gestore Servizi Energetici	86	66		344		12	412	5
Terna group	47	61		70	53	6	45	31	7	8
Other entities controlled by the Government (*)	42	28			19	12	51
	403	695	46	423	316	30	563	84	7	8
Pension funds		1			11
	1,390	1,638	6,478	1,166	1,809	32	1,146	689	26	8
Discontinued operations
Joint ventures and associates
Other (*)								2
								2
Entities controlled by the Government
Enel group					85			211
Other entities controlled by the Government (*)					1
					86			211
					86			213
	1,390	1,638	6,478	1,166	1,895	32	1,146	902	26	8

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

(euro million)	June 30, 2013	First half 2013

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Continuing operations
Joint ventures and associates
Agiba Petroleum Co	3	37			55
Blue Stream Pipeline Co BV		8			54
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	61	19	6,122		3			15
CEPAV (Consorzio Eni per l'Alta Velocità) Due	48	82			29			71
EnBW Eni Verwaltungsgesellschaft mbH	7						196
GreenStream BV	7	23			65			1
InAgip doo	51	12		2	14
Karachaganak Petroleum Operating BV	30	221		571	127	7		7
KWANDA - Suporte Logistico Lda	52	4			1			4
Mellitah Oil & Gas BV	7	11		9	65			1
Petrobel Belayim Petroleum Co	28	225			275			14
Petromar Lda	71	14	44		5			30
PetroSucre SA	54							1
Raffineria di Milazzo ScpA	25	17			165	3	104	3
Saipon Snc	86		42
Unión Fenosa Gas Comercializadora SA	20						129
Unión Fenosa Gas SA	5	6	57		16		16
Other (*)	122	69	6	46	121	3	99	21	3
	677	748	6,271	628	995	13	544	168	3
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	193	164			254	21		357	2
Eni BTC Ltd			155
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	54	1	4					1
Nigerian Agip CPFA Ltd		52
Other (*)	12	16	3	2	21		7	1	3
	259	233	162	2	275	21	7	359	5
	936	981	6,433	630	1,270	34	551	527	8
Entities controlled by the Government
Enel group	90	23		3	418		10	65		(1)
Snam group	264	357	16	48	1,102		385	138
GSE - Gestore Servizi Energetici	134	171		430		33	186	11	1
Terna group	60	63		60	71	9	65	24	1	11
Other entities controlled by the Government (*)	53	79		4	53		28	2
	601	693	16	545	1,644	42	674	240	2	10
Pension funds and foundations		1			2	17
	1,537	1,675	6,449	1,175	2,916	93	1,225	767	10	10

(*) Each individual amount included herein was lower than euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:
-	sale of natural gas to EnBW Eni Verwaltungsgesellschaft mbH;
-	provisions of specialized services in upstream activities and Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Agip Kazakhstan North Caspian Operating Co NV, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, only for Karachaganak Petroleum Operating BV, purchase of oil products and for Agip Kazakhstan North Caspian Operating Co NV, provisions of services by the Engineering & Construction segment; services charged to Eni’s associates are invoiced on the basis of incurred costs;
-	payments of refining services to Raffineria di Milazzo ScpA in relation to incurred costs and supply of oil products on the basis of prices referred to the quotations on international oil markets, as they would be conducted on an arm’s length basis;
-	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and GreenStream BV;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with CEPAV (Consorzio Eni per l’Alta Velocità) Uno and related guarantees;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Verona with CEPAV (Consorzio Eni per l’Alta Velocità) Due;

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

-	transactions with InAgip doo related to the redetermination of the interest in an offshore field located in the Adriatic Sea;
-	guarantees issued on behalf Saipon Snc in relation to contractual commitments related to the execution of project planning and realization;
-	planning, construction and technical assistance to support by KWANDA - Suporte Logistico Lda and Petromar Lda;
-	dividends receivables to be cashed in from PetroSucre SA;
-	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;
-	supply of natural gas to Unión Fenosa Gas Comercializadora SA;
-	guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
-	services for the environmental restoration to Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation);
-	debt due to Nigerian Agip CPFA Ltd for contribution to the pension fund of Nigerian companies.
The most significant transactions with entities controlled by the Italian Government concerned:
-	sale of fuel oil and the sale and purchase of electricity and the acquisition of electricity transmission service and fair value of derivative financial instruments with Enel group;
-	acquisition of natural gas transportation, distribution and storage services from Snam group on the basis of tariffs set by the Authority for Electricity and Gas;
-	supply of natural gas to Snam group on the basis of prices referred to the quotations of the main energy commodities, as they would be conducted on an arm’s length basis;
-	sale and purchase of electricity and green certificates with GSE - Gestore Servizi Energetici;
-	sale and purchase of electricity, the acquisition of domestic electricity transmission service and the fair value of derivative financial instruments included in the prices of electricity related to sale/purchase transactions with Terna group.
Transactions with pension funds and foundation concerned:
-	provisions to pension funds for euro 7 million;
-	contributions to Eni Foundation for euro 10 million and to Eni Enrico Mattei Foundation for euro 2 million.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

Financing transactions with related parties

(euro million)	December 31, 2012	First half 2012

Name	Receivables	Payables	Guarantees	Charges	Gains

Continuing operations
Joint ventures and associates
Bayernoil Raffineriegesellschaft mbH	94				1
Blue Stream Pipeline Co BV		291	657	1	2
CARDÓN IV SA	80
CEPAV (Consorzio Eni per l'Alta Velocità) Due			84
GreenStream BV	453				14
Raffineria di Milazzo ScpA	40		75		1
Société Centrale Electrique du Congo SA	92
Transmediterranean Pipeline Co Ltd	82				3
Other (*)	94	63	12	1
	935	354	828	2	21
Unconsolidated entities controlled by Eni
Other (*)	58	49	1		1
	58	49	1		1
Entities controlled by the Government
Cassa Depositi e Prestiti group	883
Snam group	141
	1,024
	2,017	403	829	2	22

(*) Each individual amount included herein was lower than euro 50 million.

(euro million)	June 30, 2013	First half 2013

Name	Receivables	Payables	Guarantees	Charges	Gains

Continuing operations
Joint ventures and associates
Bayernoil Raffineriegesellschaft mbH	90
Blue Stream Pipeline Co BV		296	662	1
CARDÓN IV SA	133				4
CEPAV (Consorzio Eni per l'Alta Velocità) Due			158
GreenStream BV	437	1			13
Raffineria di Milazzo ScpA	60		68		1
Société Centrale Electrique du Congo SA	92		5
Transmediterranean Pipeline Co Ltd	66				1
Unión Fenosa Gas SA		138
Other (*)	88	38		55	4
	966	473	893	56	23
Unconsolidated entities controlled by Eni
Other (*)	63	61	1		1
	63	61	1		1
Entities controlled by the Government
Cassa Depositi e Prestiti group					3
					3
	1,029	534	894	56	27

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:
-	bank debt guarantees issued on behalf of Blue Stream Pipeline Co BV, CEPAV (Consorzio Eni per l’Alta Velocità) Due and Raffineria di Milazzo ScpA;
-	financing loans granted to Bayernoil Raffineriegesellschaft mbH for capital expenditures in refining plants, to CARDÓN IV SA for the exploration and development activities of a gas field and to Société Centrale Electrique du Congo SA for the construction of an electric plant in Congo;
-	the financing of the construction of natural gas transmission facilities and transport services with GreenStream BV and Transmediterranean Pipeline Co Ltd;
-	a cash deposit at Eni’s financial companies on behalf of Blue Stream Pipeline Co BV and Unión Fenosa Gas SA;
-	income from Cassa Depositi e Prestiti group for interests on the remaining receivable relating to the sale of 30% interest less one share of Snam SpA.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet consisted of the following:

(euro million)	December 31, 2012	June 30, 2013

Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	28,747	2,714	9.44	28,679	1,873	6.53
Other current assets	1,624	8	0.49	1,391	61	4.39
Other non-current financial assets	1,229	642	52.24	1,132	591	52.21
Other non-current assets	4,400	43	0.98	3,841	41	1.07
Current financial liabilities	2,223	403	18.13	2,904	534	18.39
Trade and other payables	23,581	1,616	6.85	22,343	1,641	7.34
Other current liabilities	1,437	6	0.42	1,221	13	1.06
Other non-current liabilities	1,977	16	0.81	1,941	21	1.08

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(euro million)	First half 2012	First half 2013

Total	Related parties	Impact %	Total	Related parties	Impact %

Continuing operations
Net sales from operations	63,203	1,835	2.90	59,276	1,992	3.36
Other income and revenues	751	26	3.46	370	10	2.70
Purchases, services and other	46,249	2,996	6.48	47,149	4,177	8.86
Payroll and related costs	2,252	11	0.49	2,567	7	0.27
Other operating income (expense)	(372)	8	..	(10)	10	..
Financial income	6,210	22	0.35	3,227	27	0.84
Financial expense	6,651	2	0.03	3,809	56	1.47
Discontinued operations
Total revenues	1,311	213	16.25
Operating expenses	731	86	11.76

Transactions with related parties were part of the ordinary course of Eni’s business and were mainly conducted on an arm’s length basis.

Contents
Eni Condensed consolidated interim financial statements / Notes to the Consolidated Financial Statements

Main cash flows with related parties are provided below:

(euro million)	First half 2012	First half 2013

Revenues and other income	1,861	2,002
Costs and other expenses	(2,436)	(3,666)
Other operating income (loss)	8	10
Net change in trade and other receivables and liabilities	(291)	35
Net interests	20	(29)
Net cash provided from operating activities - Continuing operations	(838)	(1,648)
Net cash provided from operating activities - Discontinued operations	126
Net cash provided from operating activities	(712)	(1,648)
Capital expenditures in tangible and intangible assets	(571)	(518)
Change in accounts payable in relation to investments/divestments	(117)	(150)
Change in financial receivables	22	994
Net cash used in investing activities	(666)	326
Change in financial liabilities	17	128
Net cash used in financing activities	17	128
Total financial flows to related parties	(1,361)	(1,194)

The impact of cash flows with related parties consisted of the following:

(euro million)	First half 2012	First half 2013

Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	8,422	(712)	..	4,752	(1,648)	..
Cash used in investing activities	(6,582)	(666)	10.12	(2,652)	326	..
Cash used in financing activities	1,297	17	1.31	(1,981)	128	..

34 Significant non-recurring events and operations

In the first half of 2012 and 2013, no non-recurring events and operations were reported.

35 Positions or transactions deriving from atypical and/or unusual operations

In the first half of 2012 and 2013, no transactions deriving from atypical and/or unusual operations were reported.

36 Subsequent events

In July 2013, Eni and China National Petroleum Corporation (CNPC) closed the sale of 28.57% of the share capital of the subsidiary Eni East Africa, which currently owns 70% interest in Area 4, for an agreed price equal to $4,210 million, adjusted for contractual balances provided until the date of closing. CNPC indirectly acquires, through its 28.57% equity investment in Eni East Africa, a 20% interest in Area 4, while Eni will retain the 50% interest through the remaining stake in Eni East Africa. CNPC’s entrance into Area 4 is strategically significant for the project because of the worldwide importance of the company in the upstream and downstream sectors. In addition, the planned activities of the Joint Study Agreement progressed to develop the promising shale gas block located in the Sichuan Basin in China.

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

List of Eni’s subsidiaries for the first half 2013

Subsidiary	Country of incorporation	Eni's share of net profit %
EXPLORATION & PRODUCTION
Eni Angola SpA	Italy	100.00
Eni East Africa SpA	Italy	100.00
Eni Mediterranea Idrocarburi SpA	Italy	100.00
Eni Mozambico SpA	Italy	100.00
Eni Timor Leste SpA	Italy	100.00
Eni West Africa SpA	Italy	100.00
Eni Zubair SpA	Italy	100.00
Ieoc SpA	Italy	100.00
Società Adriatica Idrocarburi SpA	Italy	100.00
Società Ionica Gas SpA	Italy	100.00
Società Oleodotti Meridionali - SOM SpA	Italy	70.00
Società Petrolifera Italiana SpA	Italy	99.96
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Italy	100.00
Agip Caspian Sea BV	Netherlands	100.00
Agip Energy and Natural Resources (Nigeria) Ltd	Nigeria	100.00
Agip Karachaganak BV	Netherlands	100.00
Agip Oil Ecuador BV	Netherlands	100.00
Burren Energy (Bermuda) Ltd	Bermuda	100.00
Burren Energy (Services) Ltd	United Kingdom	100.00
Burren Energy Congo Ltd	British Virgin Islands	100.00
Burren Energy India Ltd	United Kingdom	100.00
Burren Energy Ltd	Cyprus	100.00
Burren Energy Plc	United Kingdom	100.00
Burren Resources Petroleum Ltd	Bermuda	100.00
Burren Shakti Ltd	Bermuda	100.00
Eni AEP Ltd	United Kingdom	100.00
Eni Algeria Exploration BV	Netherlands	100.00
Eni Algeria Ltd Sàrl	Luxembourg	100.00
Eni Algeria Production BV	Netherlands	100.00
Eni Ambalat Ltd	United Kingdom	100.00
Eni America Ltd	United States of America	100.00
Eni Angola Exploration BV	Netherlands	100.00
Eni Angola Production BV	Netherlands	100.00
Eni Arguni I Ltd	United Kingdom	100.00
Eni Australia BV	Netherlands	100.00
Eni Australia Ltd	United Kingdom	100.00
Eni BB Petroleum Inc	United States of America	100.00
Eni Bukat Ltd	United Kingdom	100.00
Eni Bulungan BV	Netherlands	100.00
Eni Canada Holding Ltd	Canada	100.00
Eni CBM Ltd	United Kingdom	100.00
Eni China BV	Netherlands	100.00
Eni Congo SA	Republic of the Congo	100.00
Eni Croatia BV	Netherlands	100.00
Eni Cyprus Ltd	Cyprus	100.00
Eni Dación BV	Netherlands	100.00
Eni Denmark BV	Netherlands	100.00
Eni East Sepinggan Ltd	United Kingdom	100.00
Eni Elgin/Franklin Ltd	United Kingdom	100.00
Eni Energy Russia BV	Netherlands	100.00
Eni Engineering E&P Ltd	United Kingdom	100.00
Eni Exploration & Production Holding BV	Netherlands	100.00
Eni Gabon SA	Gabon	99.96
Eni Ganal Ltd	United Kingdom	100.00
Eni Gas & Power LNG Australia BV	Netherlands	100.00
Eni Ghana Exploration and Production Ltd	Ghana	100.00
Eni Hewett Ltd	United Kingdom	100.00
Eni India Ltd	United Kingdom	100.00
Eni Indonesia Ltd	United Kingdom	100.00
Eni International NA NV Sàrl	Luxembourg	100.00
Eni International Resources Ltd	United Kingdom	100.00
Eni Investments Plc	United Kingdom	100.00
Eni Iran BV	Netherlands	100.00
Eni Iraq BV	Netherlands	100.00
Eni Ireland BV	Netherlands	100.00

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni's share of net profit %
Eni JPDA 03-13 Ltd	United Kingdom	100.00
Eni JPDA 06-105 Pty Ltd	Australia	100.00
Eni JPDA 11-106 BV	Netherlands	100.00
Eni Kenya BV	Netherlands	100.00
Eni Krueng Mane Ltd	United Kingdom	100.00
Eni Lasmo Plc	United Kingdom	100.00
Eni Liberia BV	Netherlands	100.00
Eni LNS Ltd	United Kingdom	100.00
Eni Mali BV	Netherlands	100.00
Eni Marketing Inc	United States of America	100.00
Eni Middle East BV	Netherlands	100.00
Eni Middle East Ltd	United Kingdom	100.00
Eni MOG Ltd (in liquidation)	United Kingdom	100.00
Eni Muara Bakau BV	Netherlands	100.00
Eni Norge AS	Norway	100.00
Eni North Africa BV	Netherlands	100.00
Eni North Ganal Ltd	United Kingdom	100.00
Eni Oil & Gas Inc	United States of America	100.00
Eni Oil Algeria Ltd	United Kingdom	100.00
Eni Oil Holdings BV	Netherlands	100.00
Eni Pakistan (M) Ltd Sàrl	Luxembourg	100.00
Eni Pakistan Ltd	United Kingdom	100.00
Eni Papalang Ltd	United Kingdom	100.00
Eni Petroleum Co Inc	United States of America	100.00
Eni Petroleum US Llc	United States of America	100.00
Eni Polska spólka z ograniczona odpowiedzialnoscia	Poland	100.00
Eni Popodi Ltd	United Kingdom	100.00
Eni Rapak Ltd	United Kingdom	100.00
Eni RD Congo SPRL	Democratic Republic of the Congo	100.00
Eni South Salawati Ltd	United Kingdom	100.00
Eni TNS Ltd	United Kingdom	100.00
Eni Togo BV	Netherlands	100.00
Eni Transportation Ltd	United Kingdom	100.00
Eni Trinidad and Tobago Ltd	Trinidad & Tobago	100.00
Eni Tunisia BV	Netherlands	100.00
Eni UHL Ltd	United Kingdom	100.00
Eni UK Holding Plc	United Kingdom	100.00
Eni UK Ltd	United Kingdom	100.00
Eni UKCS Ltd	United Kingdom	100.00
Eni Ukraine Holdings BV	Netherlands	100.00
Eni Ukraine Llc	Ukraine	100.00
Eni ULT Ltd	United Kingdom	100.00
Eni ULX Ltd	United Kingdom	100.00
Eni US Operating Co Inc	United States of America	100.00
Eni USA Gas Marketing Llc	United States of America	100.00
Eni USA Inc	United States of America	100.00
Eni Venezuela BV	Netherlands	100.00
Eni Vietnam BV	Netherlands	100.00
Eni West Timor Ltd	United Kingdom	100.00
First Calgary Petroleums LP	United States of America	100.00
First Calgary Petroleums Partner Co ULC	Canada	100.00
Hindustan Oil Exploration Co Ltd	India	47.18
Ieoc Exploration BV	Netherlands	100.00
Ieoc Production BV	Netherlands	100.00
Lasmo Sanga Sanga Ltd	Bermuda	100.00
Nigerian Agip Exploration Ltd	Nigeria	100.00
Nigerian Agip Oil Co Ltd	Nigeria	100.00
OOO 'Eni Energhia'	Russia	100.00

GAS & POWER
ASA Trade SpA	Italy	100.00
EniPower Mantova SpA	Italy	86.50
EniPower SpA	Italy	100.00
LNG Shipping SpA	Italy	100.00
Società EniPower Ferrara Srl	Italy	51.00
Trans Tunisian Pipeline Co SpA (former Trans Tunisian Pipeline Co Ltd)	Italy	100.00

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni's share of net profit %
Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Slovenia	51.00
Distrigas LNG Shipping SA	Belgium	100.00
Eni G&P France BV	Netherlands	100.00
Eni G&P Trading BV	Netherlands	100.00
Eni Gas & Power France SA	France	99.80
Eni Gas & Power GmbH	Germany	100.00
Eni Gas & Power NV	Belgium	100.00
Eni Gas Transport Services SA (in liquidation)	Switzerland	100.00
Eni Power Generation NV	Belgium	100.00
Eni Wind Belgium NV	Belgium	100.00
Finpipe GIE	Belgium	63.33
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisia	66.67
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisia	100.00
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hungary	97.01
Tigáz-Dso Földgázelosztó kft	Hungary	97.01

REFINING & MARKETING
Costiero Gas Livorno SpA	Italy	65.00
Ecofuel SpA	Italy	100.00
Eni Fuel Centrosud SpA	Italy	100.00
Eni Fuel Nord SpA	Italy	100.00
Eni Rete oil&nonoil SpA	Italy	100.00
Eni Trading & Shipping SpA	Italy	100.00
Petrolig Srl	Italy	70.00
Petroven Srl	Italy	68.00
Raffineria di Gela SpA	Italy	100.00
Eni Austria GmbH	Austria	100.00
Eni Benelux BV	Netherlands	100.00
Eni Ceská Republika Sro	Czech Republic	100.00
Eni Deutschland GmbH	Germany	100.00
Eni Ecuador SA	Ecuador	100.00
Eni France Sàrl	France	100.00
Eni Hungaria Zrt	Hungary	100.00
Eni Iberia SLU	Spain	100.00
Eni Marketing Austria GmbH	Austria	100.00
Eni Mineralölhandel GmbH	Austria	100.00
Eni Romania Srl	Romania	100.00
Eni Schmiertechnik GmbH	Germany	100.00
Eni Slovenija doo	Slovenia	100.00
Eni Slovensko Spol Sro	Slovakia	100.00
Eni Suisse SA	Switzerland	100.00
Eni Trading & Shipping BV	Netherlands	100.00
Eni Trading & Shipping Inc	United States of America	100.00
Eni USA R&M Co Inc	United States of America	100.00
Esain SA	Ecuador	100.00

VERSALIS
Versalis SpA	Italy	100.00
Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság	Hungary	100.00
Eni Chemicals Trading (Shanghai) Co Ltd	China	100.00
Polimeri Europa France SAS	France	100.00
Polimeri Europa GmbH	Germany	100.00
Polimeri Europa UK Ltd	United Kingdom	100.00
Versalis International SA	Belgium	100.00
Versalis Pacific Trading (Shanghai) Co Ltd	China	100.00

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni's share of net profit %
ENGINEERING & CONSTRUCTION
Denuke Scarl	Italy	23.71
Saipem SpA	Italy	43.12
Servizi Energia Italia SpA	Italy	43.12
SnamprogettiChiyoda SAS di Saipem SpA	Italy	43.07
Andromeda Consultoria Tecnica e Representações Ltda	Brazil	43.12
Boscongo SA	Republic of the Congo	43.12
Construction Saipem Canada Inc	Canada	43.12
ER SAI Caspian Contractor Llc	Kazakhstan	21.56
ERS - Equipment Rental & Services BV	Netherlands	43.12
ERSAI Marine Llc	Kazakhstan	21.56
Global Petroprojects Services AG	Switzerland	43.12
Moss Maritime AS	Norway	43.12
Moss Maritime Inc	United States of America	43.12
North Caspian Service Co	Kazakhstan	43.12
Petrex SA	Peru	43.12
Professional Training Center Llc	Kazakhstan	21.56
PT Saipem Indonesia	Indonesia	43.12
Saigut SA de Cv	Mexico	43.12
Saimexicana SA de Cv	Mexico	43.12
Saipem (Beijing) Technical Services Co Ltd	China	43.12
Saipem (Malaysia) Sdn Bhd	Malaysia	17.84
Saipem (Nigeria) Ltd	Nigeria	38.55
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	Portugal	43.12
Saipem America Inc	United States of America	43.12
Saipem Asia Sdn Bhd	Malaysia	43.12
Saipem Australia Pty Ltd	Australia	43.12
Saipem Canada Inc (former Snamprogetti Canada Inc)	Canada	43.12
Saipem Contracting (Nigeria) Ltd	Nigeria	42.23
Saipem Contracting Algérie SpA	Algeria	43.12
Saipem Contracting Netherlands BV	Netherlands	43.12
Saipem do Brasil Serviçõs de Petroleo Ltda	Brazil	43.12
Saipem Drilling Co Private Ltd	India	43.12
Saipem Drilling Norway AS	Norway	43.12
Saipem India Projects Ltd	India	43.12
Saipem Ingenieria y Construcciones SLU	Spain	43.12
Saipem International BV	Netherlands	43.12
Saipem Libya Llc - SA.LI.CO. Llc	Libya	43.12
Saipem Ltd	United Kingdom	43.12
Saipem Luxembourg SA	Luxembourg	43.12
Saipem Maritime Asset Management Luxembourg Sàrl	Luxembourg	43.12
Saipem Mediteran Usluge doo (in liquidation)	Croatia	43.12
Saipem Misr for Petroleum Services SAE	Egypt	43.12
Saipem Norge AS	Norway	43.12
Saipem Offshore Norway AS	Norway	43.12
Saipem SA	France	43.12
Saipem Services México SA de Cv	Mexico	43.12
Saipem Services SA	Belgium	43.12
Saipem Singapore Pte Ltd	Singapore	43.12
Saipem UK Ltd (in liquidation)	United Kingdom	43.12
Saipem Ukraine Llc	Ukraine	43.12
Sajer Iraq Co for Petroleum Services Trading General Contracting & Transport Llc	Iraq	25.87
Saudi Arabian Saipem Ltd	Saudi Arabia	25.87
Sigurd Rück AG	Switzerland	43.12
Snamprogetti Engineering & Contracting Co Ltd	Saudi Arabia	30.18
Snamprogetti Engineering BV	Netherlands	43.12
Snamprogetti Ltd (in liquidation)	United Kingdom	43.12
Snamprogetti Lummus Gas Ltd	Malta	42.69
Snamprogetti Netherlands BV	Netherlands	43.12
Snamprogetti Romania Srl	Romania	43.12
Snamprogetti Saudi Arabia Co Ltd Llc	Saudi Arabia	43.12
Sofresid Engineering SA	France	43.11
Sofresid SA	France	43.12
Sonsub International Pty Ltd	Australia	43.12

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni's share of net profit %
OTHER ACTIVITIES
Ing. Luigi Conti Vecchi SpA	Italy	100.00
Syndial SpA - Attività Diversificate	Italy	100.00

CORPORATE AND FINANCIAL COMPANIES
Agenzia Giornalistica Italia SpA	Italy	100.00
Eni Adfin SpA	Italy	99.63
Eni Corporate University SpA	Italy	100.00
EniServizi SpA	Italy	100.00
Serfactoring SpA	Italy	48.82
Servizi Aerei SpA	Italy	100.00
Banque Eni SA	Belgium	100.00
Eni Finance International SA	Belgium	100.00
Eni Finance USA Inc	United States of America	100.00
Eni Insurance Ltd	Ireland	100.00
Eni International BV	Netherlands	100.00

Contents

Certification pursuant to rule 154-bis paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.

The undersigned Paolo Scaroni and Massimo Mondazzi, in their respective role as Chief Executive Officer and officer responsible for the preparation of financial reports of Eni, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, hereby certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2013 and during the period covered by the report, were:
• adequate to the Company structure, and
• effectively applied during the process of preparation of the report.

2.

Internal controls over financial reporting in place for the preparation of the 2013 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system. To the end of the present certification, the certifying officers have considered the disclosure published on page 69 in the paragraph other information about Eni’s subsidiary Saipem, which is consolidated on a line-by-line basis in Eni’s first half report of 2013 being a controlled entity of Eni.

3.	In addition, we certify that:

3.1	These condensed consolidated interim financial statements as of June 30, 2013:
a)

have been prepared in accordance with applicable international accounting standards recognised by the European Community pursuant to Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;

	b)	orrespond to the information in the accounting books and entries;
c)

fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the scope of consolidation as of, and for, the period presented in this report.

3.2

The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2013 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transactions.

July 31, 2013

/s/ Paolo Scaroni –––––––––––––––––––––––– Paolo Scaroni Chief Executive Officer	/s/ Massimo Mondazzi –––––––––––––––––––––––– Massimo Mondazzi Chief Financial Officer

Contents

Report of Independent Auditors

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Reconta Ernst & Young S.p.A.
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ey.com

Auditors' review report on the condensed consolidated interim financial statements
(Translation from the original Italian text)

To the Shareholders of
Eni S.p.A.

1. We have reviewed the condensed consolidated interim financial statements of Eni S.p.A. and its subsidiaries (the "Eni Group") as of June 30, 2013, comprising the balance sheet, the profit and loss account, the statement of comprehensive income, the statement of changes in shareholders' equity, the statement of cash flows and the related explanatory notes. Eni S.p.A.'s Directors are responsible for the preparation of the condensed consolidated interim financial statements in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to issue this review report based on our review.

2. We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. Our review consisted mainly of obtaining information on the accounts included in the condensed consolidated interim financial statements and the consistency of the accounting principles applied, through discussions with management, and of applying analytical procedures to the financial data presented in these consolidated financial statements. Our review did not include the application of audit procedures such as tests of compliance and substantive procedures on assets and liabilities and was substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements as we expressed on the annual consolidated financial statements.

   The condensed consolidated interim financial statements present the comparative financial data of the prior year and of the corresponding period of the prior year, some of which, as disclosed in the explanatory notes, were restated by the Directors as a result of the retrospective application of the amendment to IAS 19, with respect to the data previously presented, on which we issued our auditors' report and our review report on April 8, 2013 and on August 3, 2012, respectively.

   We have examined the methods adopted to restate the comparative financial data and the related disclosures for the purpose of issuing this review report.

3. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of June 30, 2013 are not prepared, in all material respects, in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Rome, August 2, 2013

Reconta Ernst & Young S.p.A.
Signed by: Massimo Antonelli, Partner

This report has been translated into the English language solely for the convenience of international readers

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Contents

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Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Fact Book (in Italian and English)
Eni in 2012 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998
Corporate Governance Report pursuant to rule 123-bis
of Legislative Decree No. 58/1998 (in Italian and English)
Remuneration Report pursuant to rule 123-ter
of Legislative Decree No. 58/1998 (in Italian and English)

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Contents

Paolo Scaroni meets Armando Guebuza in Mozambique

Changara, August 13, 2013 - The President of the Republic of Mozambique, Armando Guebuza, and Eni’s CEO, Paolo Scaroni, met today in Changara, mineral district of Tete Province in western Mozambique, to discuss Eni’s ongoing activities and projects in the country.
During the meeting, Paolo Scaroni, along with Claudio Descalzi, COO of Eni E&P, updated the President of the Republic on the progress of ongoing strategic projects . The tax agreement with the Mozambican authorities relating to the sale of 28.57% of Eni East Africa’s shares to China National Petroleum Corp (CNPC) was also announced. The agreement enables the payment, as at August 23, of 400 million U.S. dollars and the construction of a 75 MW power plant in Cabo Delgado province.
During the visit, Eni’s sustainability initiatives in Mozambique were also discussed. Eni’s support of Mozambique’s infrastructure development, including the reconstruction of the coastal road between Palma and Pemba, along with training, childcare, health and maternity initiatives were also discussed.
Eni is the operator of Area 4 with a 50% participating interest. The other partners of the joint venture are CNPC (20%), GalpEnergia (10%), KOGAS (10%) and ENH (10%).

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

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Venezuela’s Minister of Petroleum, Rafael Ramirez, meets Eni’s CEO, Paolo Scaroni

Caracas, August 29, 2013 - Rafael Ramirez, Venezuela’s Minister of Petroleum, and Paolo Scaroni, CEO of Eni, met in Caracas to discuss activities and joint projects in Venezuela.
During the meeting, Mr. Scaroni along with Claudio Descalzi, COO of Eni E&P, shared with Minister Ramirez the progress and future activities of development of projects related to the Perla super-giant field project, one of the largest gas fields discovered in recent years, and the Junín-5 heavy oil field project.
In particular, PDVSA and Eni agreed to create a new mixed enterprise (PDVSA 60%, Eni 40%) to exploit Perla’s condensate reserves (approximately 170 million barrels).
Eni has been present in Venezuela since 1998. The company participated in the development of the heavy oil block Junín-5 located in the Orinoco oil belt, where production begun in March. The Junín-5 block has a capacity of 35 billion barrels of oil (boe) equivalent certificates in place and is jointly operated by two mixed enterprises formed by PDVSA (60%) and Eni (40%): PetroJunín, for the development and production, and Petro Bicentenario for the construction and operation of a refinery in the Jose Industrial Complex, with a 350,000 barrels per day capacity.
In Venezuela Eni is also co-operator of Cardón IV, the operating company which manages the Perla super-giant gas field, which has reserves of gas in place estimated to be approximately 17 Trillion cubic feet (Tcf), or 3.1 billion barrels of oil equivalent. Perla shareholders, following the entry of PDVSA in the project, will be PDVSA (35%), Eni (32.5%) and Repsol (32.5%).
Eni also holds a participating interest in Petrosucre, the operating company of the Corocoro offshore field (PDVSA 74%, Eni 26%), with a net production of approximately 10,000 barrels of oil per day.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

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